THE ROAD TO DIFFERENT

2008 RLI CORP. FINANCIAL ANNUAL REPORT

Received SEC
MAR 2 7 2009
Washington, DC 20549

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

RLI Corp. underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group. As a "niche" company, we offer specialty insurance coverages designed to meet specific insurance needs of targeted insured groups and underwrite particular types of coverage for certain markets that are underserved by the insurance industry, such as our difference in conditions coverages or oil and gas surety bonds. We also provide types of coverages not generally offered by other companies, such as our stand-alone personal umbrella policy. The excess and surplus market, which unlike the standard admitted market, is less regulated and more flexible in terms of policy forms and premium rates, provides an alternative for customers with hard-to-place risks. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Using our non-admitted status in this market allows us to tailor terms and conditions to manage these exposures more effectively than our admitted counterparts. Often the development of these specialty insurance coverages is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. Once a proposal is submitted, underwriters determine whether it would be a viable product in keeping with our business objectives.

The foundation of our overall business strategy is to underwrite for profit in all marketplaces, and we have achieved this for 13 consecutive years, averaging an 88.5 combined ratio over that period of time. This foundation drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio, and long-term appreciation in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio consists primarily of highly rated, investment grade securities to protect invested assets. Regular underwriting income allows a portion of our shareholders' equity to be invested in equity securities. Our equity portfolio consists of a core stock portfolio weighted toward dividend-paying stocks, as well as preferred stock, exchange traded funds (ETFs), and mutual funds. Private equity investments, primarily our minority ownership in Maui Jim, Inc. (Maui Jim), have also enhanced overall returns. We have a diversified investment portfolio and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite fluctuations of realized and unrealized gains and losses in the equity portfolio, our investment in equity securities as part of a long-term asset allocation strategy has contributed significantly to our historic growth in book value.

We measure the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property, and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through combined ratios, which are further subdivided into their respective loss and expense components. The combined ratios represent the income generated from our underwriting segments.

The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, multi-peril program business, and other specialty coverages. In addition, we provide employers' indemnity and in-home business owners coverage. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment may also be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment primarily underwrites commercial fire, earthquake, difference in conditions, marine, facultative reinsurance, and in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires, and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by limiting the total policy limits written in a particular region, by purchasing reinsurance, and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small-to-large commercial and small contract surety coverages, as well as those for the energy (plugging and abandonment of oil wells), petrochemical, and refining industries. We offer miscellaneous bonds, including license and permit, notary, and court bonds. We also offer fidelity and crime coverage for commercial insureds and select financial institutions. Often, our surety coverages involve a statutory requirement for bonds. While these bonds have maintained a relatively low loss ratio, losses may fluctuate due to adverse economic conditions that may affect the financial viability of an insured. The contract surety marketplace guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions or the deterioration of a contractor's financial condition. As such, this line has historically produced marginally higher loss ratios than other surety lines.

The insurance marketplace softened over the last several years, meaning that the marketplace became more competitive and prices were falling even as coverage terms became less restrictive. Nevertheless, we believe that our business model is geared to create underwriting income by focusing on sound underwriting discipline. Our primary focus will continue to be on underwriting profitability as opposed to premium growth or market share measurements.

GAAP AND NON-GAAP FINANCIAL PERFORMANCE METRICS

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful, and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP (generally accepted accounting principles in the United States of America) presentation of net income and certain statutory reporting information, we show certain non-GAAP financial measures that we believe are valuable in managing our business and drawing comparisons to our peers. These measures are underwriting income, gross premiums written, net premiums written, combined ratios, and net unpaid loss and settlement expenses.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures, and explanations of their importance to our operations.

Underwriting Income

Underwriting income or profit represents one measure of the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs, and insurance operating expenses from net premium earned. Each of these captions is presented in the statements of earnings but not subtotaled. However, this information is available in total and by segment in note 11 to the financial statements, regarding operating segment information. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, net realized gains/losses on investments, general corporate expenses, debt costs, and unconsolidated investee earnings.

Gross premiums written

While net premiums earned is the related GAAP measure used in the statements of earnings, gross premiums written is the component of net premiums earned that measures insurance business produced before the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an overall gauge of gross business volume in our insurance underwriting operations with some indication of profit potential subject to the levels of our retentions, expenses, and loss costs.

Net premiums written

While net premiums earned is the related GAAP measure used in the statements of earnings, net premiums written is the component of net premiums earned that measures the difference between gross premiums written and the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an indication of retained or net business volume in our insurance underwriting operations. It is an indicator of future earnings potential subject to our expenses and loss costs.

Combined ratios

This ratio is a common industry measure of profitability for any underwriting operation, and is calculated in two components. First, the loss ratio is losses and settlement expenses divided by net premiums earned. The second component, the expense ratio, reflects the sum of policy acquisition costs and insurance operating expenses, divided by net premiums earned. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting income or loss. For example, a combined ratio of 85 implies that for every $100 of premium we earn, we record $15 of underwriting income.

Net unpaid loss and settlement expenses

Unpaid losses and settlement expenses, as shown in the liabilities section of our balance sheet, represents the total obligations to claimants for both estimates of known claims and estimates for incurred but not reported (IBNR) claims. The related asset item, reinsurance balances recoverable on unpaid losses and settlement expense, is the estimate of known claims and estimates of IBNR that we expect to recover from reinsurers. The net of these two items is generally referred to as net unpaid loss and settlement expenses and is commonly referred to in our disclosures regarding the process of establishing these various estimated amounts.

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

The most critical accounting policies involve significant estimates and include those used in determining the liability for unpaid losses and settlement expenses, investment valuation and other-than-temporary impairment, recoverability of reinsurance balances, deferred policy acquisition costs and deferred taxes.

CRITICAL ACCOUNTING POLICIES

LOSSES AND SETTLEMENT EXPENSES

Overview

Loss and loss adjustment expense (LAE) reserves represent our best estimate of ultimate amounts for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have occurred but have not yet been reported to us. Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates and actuarial expertise and estimation techniques at a given accounting date. The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution. These estimates are based on facts and circumstances then known to us, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability, and many other factors. In establishing reserves, we also take into account estimated recoveries, reinsurance, salvage, and subrogation. The reserves are reviewed regularly by a team of actuaries we employ.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, claim personnel, economic inflation, legal trends, and legislative changes, among others. The impact of many of these items on ultimate costs for loss and LAE is difficult to estimate. Loss reserve estimations also differ significantly by coverage due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. We continually refine our loss reserve estimates as historical loss experience develops and additional claims are reported and settled. We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established.

Due to inherent uncertainty underlying loss reserve estimates, including but not limited to the future settlement environment, final resolution of the estimated liability may be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved — favorable and unfavorable.

The amount by which estimated losses differ from those originally reported for a period is known as "development." Development is unfavorable when the losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable developments of loss reserves in the results of operations in the period the estimates are changed.

We record two categories of loss and LAE reserves — case-specific reserves and IBNR reserves.

Within a reasonable period of time after a claim is reported, our claim department completes an initial investigation and establishes a case reserve. This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim, including related legal expenses and other costs associated with resolving and settling a particular claim. The estimate reflects all of the current information available regarding the claim, the informed judgment of our professional claim personnel, our reserving practices and experience, and the knowledge of such personnel regarding the nature and value of the specific type of claim. During the life cycle of a particular claim, more information may materialize that causes us to revise the estimate of the ultimate value of the claim either upward or downward. We may determine that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim. The amount of the individual claim reserve will be adjusted accordingly and is based on the most recent information available.

We establish IBNR reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to us; claims that have been reported to us that may ultimately be paid out differently than expected by our case-specific reserves; and claims that have been paid and closed, but may reopen and require future payment.

Our IBNR reserving process involves three steps including an initial IBNR generation process that is prospective in nature; a loss and LAE reserve estimation process that occurs retrospectively; and a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates which includes changes in our provisions for IBNR where deemed appropriate. These three processes are discussed in more detail in the following sections.

LAE represents the cost involved in adjusting and administering losses from policies we issued. The LAE reserves are frequently separated into two components: allocated and unallocated. Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified with a specific claim or case. Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claims professional typically estimates this cost separately from the loss component in the case reserve. Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified with a specific claim. An example of ULAE would be the cost of an internal claims examiner to manage or investigate a reported claim.

All decisions regarding our best estimate of ultimate loss and LAE reserves are made by our Loss Reserve Committee (LRC). The LRC is made up of various members of the management team including the chief executive officer, chief operating officer, chief financial officer, chief actuary, general counsel and other selected executives. We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses. Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2008, make a reasonable provision to meet our future obligations.

Initial IBNR Generation Process

Initial carried IBNR reserves are determined through a reserve generation process. The intent of this process is to establish an initial total reserve that will provide a reasonable provision for the ultimate value of all unpaid loss and ALAE liabilities. For most casualty and surety products, this process involves the use of an initial loss and ALAE ratio that is applied to the earned premium for a given period. The result is our best initial estimate of the expected amount of ultimate loss and ALAE for the period by product. Paid and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve.

For most property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserve is determined by an initial loss percentage applied to the rolling 12 month's premium earned. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR reacts more quickly to the actual loss emergence and is more appropriate for our property products where final claim resolution occurs quickly.

We do not reserve for natural or man-made catastrophes until an event has occurred. Shortly after such occurrence, we review insured locations exposed to the event, model loss estimates of the event based on our own exposures, and industry loss estimates of the event, and we consider our knowledge of frequency and severity from early claim reports to determine an appropriate reserve for the catastrophe. These reserves are reviewed frequently based on loss reports and appropriate changes to our estimates are made to reflect any new information as it arises.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss experience adjusted for mix and price change and loss cost inflation. The initial loss and ALAE ratios also reflect some provision for estimation risk. We consider estimation risk by segment and product line. A segment with greater overall volatility and uncertainty has greater estimation risk. Characteristics of segments and products with higher estimation risk, include those exhibiting, but not limited to, the following characteristics:

- significant changes in underlying policy terms and conditions,
- a new business or one experiencing significant growth and/or high turnover,
- small volume or lacking internal data requiring significant reliance on external data,
- longer emergence patterns with exposures to latent unforeseen mass tort,
- high severity and/or low frequency,
- operational processes undergoing significant change, and/or
- high sensitivity to significant swings in loss trends or economic change.

The historical and prospective loss and ALAE estimates along with the risks listed are the basis for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes, and prevailing risk factors. The LRC makes all final decisions regarding changes in the initial loss and ALAE ratios.

Loss and LAE Reserve Estimation Process

A full analysis of our loss reserves takes place at least semi-annually. The purpose of these analyses is to provide validation of our carried loss reserves. Estimates of the expected value of the unpaid loss and LAE are derived using actuarial methodologies. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The process of estimating ultimate payment for claims and claims expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims including paid amounts and individual claim adjuster estimates are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort, and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns which are used in the analysis of ultimate claim liabilities. For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For our executive products and marine business, we utilize external data extensively.

In addition to the review of historical claim reporting and payment patterns, we also incorporate an estimate of expected losses relative to premium by year into the analysis. The expected losses are based on a review of historical loss performance, trends in frequency and severity, and price level changes. The estimation of expected losses is subject to judgment including consideration given to internal and industry data available, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions, and changes in reinsurance structure.

We use historical development patterns, estimations of the expected loss ratios, and standard actuarial methods to derive an estimate of the ultimate level of loss and LAE payments necessary to settle all the claims occurring as of the end of the evaluation period. Once an estimate of the ultimate level of claim payments has been derived, the amount of paid loss and LAE and case reserve through the evaluation date is subtracted to reveal the resulting level of IBNR.

Our reserve processes include multiple standard actuarial methods for determining estimates of IBNR reserves. Other supplementary methodologies are incorporated as deemed necessary. Mass tort and latent liabilities are examples of exposures where supplementary methodologies are used. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and the actuaries assign weight to each based on the characteristics of the product being reviewed. The result is a single actuarial point estimate by product, by accident year.

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerges. This could occur as a result of change in loss development patterns, a revision in expected loss ratios, the emergence of exceptional loss activity, a change in weightings between actuarial methods, the addition of new actuarial methodologies or new information that merits inclusion, or the emergence of internal variables or external factors that would alter our view.

There is uncertainty in the estimates of ultimate losses. Significant risk factors to the reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

- loss payment patterns,
- loss reporting patterns,
- frequency and severity trends,
- underlying policy terms and conditions,
- business or exposure mix,
- operational or internal process changes affecting timing of recording transactions,
- regulatory and legal environment, and/or
- economic environment.

Our actuaries engage in discussions with senior management, underwriting, and the claims department on a regular basis to attempt to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves. The human element in the application of judgment is unavoidable when faced with material uncertainty. Different experts will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences, and areas of focus. Hence, the estimate selected by various qualified experts may differ materially from each other. We consider this uncertainty by examining our historic reserve accuracy and through an internal peer review process.

Given the substantial impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing and reasonability checks. We have incorporated data validity checks and balances into our front-end processes. Data anomalies are researched and explained to reach a comfort level with the data and results. Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

Determination of Our Best Estimate

Upon completion of our full loss and LAE estimation analysis, the results are discussed with the LRC. As part of this discussion, the analysis supporting an indicated point estimate of the IBNR loss reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated point estimate. Quarterly, we also consider the actual loss emergence as compared to the expected loss emergence derived from the last full loss and LAE analyses. A review of the resulting variance between the indicated reserves and the carried reserves determined from the initial IBNR generation process takes place. After discussion of these analyses and all relevant risk factors, the LRC determines whether the reserve balances require adjustment.

As a predominantly excess and surplus lines and specialty insurer servicing niche markets, we believe there are several reasons to carry — on an overall basis — reserves above the actuarial point estimate. We believe we are subject to above-average variation in estimates and that this variation is not symmetrical around the actuarial point estimate.

One reason for the variation is the above-average policyholder turnover and changes in the underlying mix of exposures typical of an excess and surplus lines business. This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. Also, as a niche market writer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters. These unknowns create greater-than-average variation in the actuarial point estimates.

Actuarial methods attempt to quantify future events. Insurance companies are subject to unique exposures that are difficult to foresee at the point coverage is initiated and, often, many years subsequent. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond that which was intended or contemplated at the time the policy was issued. Many of these policies are issued on an "all risk" and occurrence basis. Aggressive plaintiff attorneys have often sought coverage beyond the insurer's original intent. Some examples would be the industry's ongoing asbestos and environmental litigation, court interpretations of exclusionary language on mold and construction defect, and debates over wind versus flood as the cause of loss from major hurricane events.

We believe that because of the inherent variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, it is prudent to carry loss reserves above the actuarial point estimate. Most of our variance between the carried reserve and the actuarial point estimate is in the most recent accident years for our casualty segment where the most significant estimation risks reside. These estimation risks are considered when setting the initial loss ratio for the product and segment. In the cases where these risks fail to materialize, favorable loss development will likely occur over subsequent accounting periods. It is also possible that the risks materialize above the amount we considered when booking our initial loss reserves. In this case, unfavorable loss development is likely to occur over subsequent accounting periods.

Our best estimate of our loss and LAE reserves may change depending on a revision in the actuarial point estimate, the actuary's certainty in the estimates and processes, and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and refine them by adopting industry best practices where appropriate. A detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information, is performed annually.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate settlement values. Periodic adjustments to these estimates will likely occur as the actual loss emergence reveals itself over time. We believe our loss reserving processes reflect industry best practices and our methodologies result in a reasonable provision for reserves as of December 31, 2008.

INVESTMENT VALUATION AND OTHER-THAN-TEMPORARY IMPAIRMENT

Throughout each year, we and our investment managers buy and sell securities to achieve investment objectives in accordance with investment policies established and monitored by our board of directors and executive officers.

We classify our investments in debt and equity securities with readily determinable fair values into one of three categories. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains/losses recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes. Trading securities are carried at fair value with unrealized gains/losses included in earnings.

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the factors for determining if a security is other-than-temporarily impaired:

- The length of time and the extent to which the fair value has been less than cost;
- The probability of significant adverse changes to the cash flows on a fixed income investment;
- The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation or the issuer is seeking protection from creditors under the bankruptcy laws, or the issuer is proposing a voluntary reorganization which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or
- The probability that we will not receive all contractual or estimated cash flows in the form of principal and interest.

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security's fair value being below cost and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as our intent and ability to hold the security to maturity or until forecasted recovery. In addition, we consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that we consider in the evaluation of credit quality include:

- changes in technology that may impair the earnings potential of the investment,
- the discontinuance of a segment of the business that may affect the future earnings potential,
- reduction or elimination of dividends,
- specific concerns related to the issuer's industry or geographic area of operation,
- significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and
- downgrade in credit quality by a major rating agency.

Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold securities in an unrealized loss position. Significant changes in these factors could result in a charge to net earnings for impairment losses. Impairment losses result in a reduction of the underlying investment's cost basis.

RECOVERABILITY OF REINSURANCE BALANCES

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements, Securities and Exchange Commission filings, A.M. Best and S&P rating developments, and insurance industry developments that may impact the financial condition of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

DEFERRED POLICY ACQUISITION COSTS

We defer commissions, premium taxes, and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

DEFERRED TAXES

We record net deferred tax assets to the extent temporary differences representing future deductible items exceed future taxable items. A significant amount of our deferred tax assets relate to expected future tax deductions arising from claim reserves and future tax deductions related to changes in our investments' unrealized gain or loss positions.

Since there is no absolute assurance that these assets will be ultimately realized, management reviews our deferred tax positions to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing of when assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. If after conducting the periodic review, management determines that the realization of the tax asset does not meet the "more-likely-than-not" criteria, an offsetting valuation allowance is recorded, thereby reducing net earnings and the deferred tax asset in that period. In addition, management must make estimates of the tax rates expected to apply in the periods in which future taxable items are realized. Such estimates include determinations and judgments as to the expected manner in which certain temporary differences, including deferred amounts related to our equity method investment, will be recovered and thereby the applicable tax rates. These estimates are subject to change based on the circumstances.

On January 1, 2007, we adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements and have not changed significantly upon the adoption of FIN 48. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in tax expense.

Additional discussion of other significant accounting policies may be found in note 1 to the financial statements.

RESULTS OF OPERATIONS

Consolidated revenue, as displayed in the table that follows, totaled $561.0 million for 2008, compared to $652.3 million in 2007 and $632.7 million in 2006.

CONSOLIDATED REVENUE (in thousands)	Year ended December 31, 2008	2007	2006
Net premiums earned	$528,764	$544,478	$530,338
Net investment income	78,986	78,901	71,325
Net realized investment gains (losses)	(46,738)	28,966	31,045
Total consolidated revenue	$561,012	$652,345	$632,708

Revenue declined in 2008 as premiums earned from insurance operations were down and the financial market turmoil resulted in realized losses on investment securities. Net premiums earned declined 3 percent in 2008, returning to a level similar to 2006. Casualty premium continued to decline due to overall rate softening and served to more than offset the increased premium writings our property and surety segments posted in the last three years and the subsequent earning of this premium as revenue. Despite a declining interest rate environment, investment income was flat compared to 2007, after posting a 10 percent increase in 2007. The result for 2007 was influenced by higher investment yields and an increased asset base over 2006. During 2008, we recorded $46.7 million in net realized investment losses, primarily from other-than-temporarily impaired securities. Impairment charges were recorded on a high-yield municipal bond fund and securities in the financial sector, as the credit crisis and financial turmoil negatively impacted fixed income and equity values in the latter half of 2008. In 2007 and 2006, net realized gains contributed significantly to revenue. Results in 2007 included gains associated with the sale of certain equity securities deemed to have reached their full potential. Funds received were used to further diversify the investment portfolio. Realized gains in 2006 were largely due to the sale of the equity in one of our investee holdings.

NET EARNINGS (in thousands)	2008	2007	2006
Underwriting income	$ 83,063	$155,765	$ 84,056
Net investment income	78,986	78,901	71,325
Net realized investment gains (losses)	(46,738)	28,966	31,045
Debt interest	(6,704)	(6,997)	(6,581)
Corporate expenses	(6,853)	(9,474)	(8,069)
Investee earnings	4,844	7,315	15,117
Pretax earnings	$106,598	$254,476	$186,893
Income tax	(27,922)	(78,609)	(52,254)
Net earnings	$ 78,676	$175,867	$134,639

Net earnings declined in 2008 after two consecutive years of record earnings. The result for 2008 included $24.0 million in hurricane losses and was negatively impacted by net realized investment losses. As discussed previously, in 2008, we recorded $46.7 million in net realized investment losses, primarily from other-than-temporarily impaired securities.

Underwriting income remained positive at $83.1 million, compared to $155.8 million in 2007 and $84.1 million in 2006. For each of these periods, the results were the product of disciplined underwriting in the current accident year, coupled with favorable development on prior accident years' reserves. In a soft market, as we have seen in the past several years, disciplined underwriting can result in a reduction in premium revenue. This discipline, however, can differentiate us from the broader market by ensuring more adequate pricing of both new and renewal business and serves to slow the pace of deterioration in underwriting results. Included in underwriting income for each of the last three years were the effects of favorable development on prior years' loss reserves. The more significant of these developments occurred in our casualty and surety segments, where loss trends have remained favorable. In 2008, we experienced $55.7 million in favorable development on prior accident years' casualty and surety reserves, compared to favorable development for these segments of $98.5 million in 2007 and $41.6 million in 2006. Further discussion of reserve development can be found in note 6 to the financial statements.

Bonuses earned by executives, managers and associates are predominately influenced by corporate performance (operating earnings and return on capital). Bonus and profit sharing-related expenses attributable to the aforementioned favorable reserve developments totaled $6.0 million, $9.9 million, and $3.5 million, respectively, for 2008, 2007 and 2006. These performance-related expenses affected policy acquisition, insurance operating and general corporate expenses. Partially offsetting the 2008 increase were reductions in bonus and profit-sharing earned due to hurricane losses and lower returns on capital. Hurricane losses resulted in a $2.8 million reduction in bonus-related expenses. Realized and unrealized losses on investment securities reduced our return on capital and resulted in reductions to and/or elimination of other bonus and profit-sharing expenses in 2008. In addition, we focused efforts on reducing non-acquisition/non-production expenses in 2008, which served to further reduce other insurance expenses.

Over the past several years, we have invested in our capacity to produce premium. We have expanded our geographic footprint of existing products by adding underwriters and entering new markets, and we have hired teams of underwriters to start new products. As a result, our policy acquisition costs, which include the expenses associated with this expansion, increased in 2008 and 2007. We believe this investment has positioned us well to capitalize on future market opportunities.

Investee earnings declined in 2008 and 2007. Investee results for 2008 were impacted by foreign exchange losses and the economic slowdown experienced during the last half of the year. The decline in 2007 was due in large part to the fourth quarter 2006 sale of the equity in one of our investee holdings.

Comprehensive loss for 2008 was $1.9 million compared to comprehensive earnings of $166.4 million in 2007 and $157.0 million in 2006. Results for 2008 were negatively impacted by unrealized losses on equity and fixed income securities.

RLI INSURANCE GROUP

In general, we have experienced continued softening in the marketplace over the last several years. As reflected in the table below, premium writings were down in 2008 and 2007. Increased competition and capacity in the marketplace have resulted in rate declines in our casualty and property segments. Our largest growth contributor in 2006, general liability, experienced a rate decline of 12 percent in 2008, following a similar rate decline in 2007. While rates have declined, this product continued to produce underwriting income. On the property side, in addition to a decline in rates, targeted reductions in our catastrophe exposure resulted in reduced writings in 2008 and 2007, as we continued to manage our exposure to catastrophic events. In 2008 and 2007, we posted moderate growth in our surety segment as we added underwriters and expanded geographically.

Our underwriting income and combined ratios are displayed in the tables below. Solid underwriting results for the casualty and surety segments were magnified by favorable development on prior accident years' loss reserves in each of the last three years. The property segment was impacted by hurricane losses in 2008, while 2007 and 2006 benefited from light hurricane seasons. Excluding hurricanes, loss frequency and severity declined in 2008 and 2007, particularly with respect to the discontinued construction program and reduction in habitational fire exposures, both of which negatively impacted results for 2006. The following table and narrative provide a more detailed look at individual segment performance over the last three years.

GROSS PREMIUMS WRITTEN

(in thousands)	2008	2007	2006
Casualty	$403,337	$462,591	$506,887
Property	200,794	206,041	225,610
Surety	77,038	70,702	66,516
Total	$681,169	$739,334	$799,013

UNDERWRITING INCOME

(in thousands)	2008	2007	2006
Casualty	$46,507	$101,863	$ 68,393
Property	15,813	30,569	4,988
Surety	20,743	23,333	10,675
Total	$83,063	$155,765	$ 84,056

COMBINED RATIO	2008	2007	2006
Casualty	85.2	70.3	80.4
Property	89.3	77.9	95.9
Surety	69.7	62.8	82.1
Total	84.2	71.4	84.1

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

(in thousands)	2008	2007	2006
CASUALTY			
General liability	$140,891	$167,876	$180,037
Commercial and personal umbrella	65,091	66,281	64,730
Commercial transportation	46,710	49,119	48,285
Specialty program business	31,425	29,362	25,507
Executive products	13,846	12,029	13,040
Other	15,518	18,735	16,618
Total	$313,481	$343,402	$348,217
PROPERTY			
Commercial property	$ 85,271	$ 92,634	$ 91,507
Marine	48,166	32,868	16,785
Other property	13,426	12,865	14,289
Total	$146,863	$138,367	$122,581
SURETY	$ 68,420	$ 62,709	$ 59,540
Grand total	$528,764	$544,478	$530,338

Casualty

Casualty gross premiums written of $403.3 million were down 13 percent in 2008 following a decline of 9 percent in 2007 and 2 percent decline in 2006. Personal umbrella, executive products, and specialty program business experienced modest premium growth, while all other lines were down by varying degrees as marketplace conditions for this segment continued to soften. General liability, our largest product in this segment, experienced a rate decline of 12 percent in 2008, following rate declines of 12 percent in 2007 and 8 percent in 2006. General liability posted gross premiums written of $140.0 million, down 21 percent from 2007 and 28 percent from 2006. While rates have deteriorated, this coverage continued to sustain a good margin and profitable results. Transportation and commercial umbrella also sustained declines in gross premiums written in 2008, down 15 percent each, due to continued rate and exposure declines. Our personal umbrella coverage posted a 3 percent increase in gross premiums written in 2008, after posting a 5 percent increase in 2007. Executive products posted a 4 percent increase in gross premiums written in 2008, as the marketplace for this product improved during the last quarter of the year. Increased submission activity and opportunities to write new business resulted in increased production in the last quarter of the year. Specialty program business posted a 1 percent increase in gross premiums as new production sources and product offerings served to offset declines in existing programs that were scaled back. Despite competitive pressures in the casualty segment, we remained disciplined in writing only those accounts which we believe will provide adequate returns. The soft marketplace is likely to continue to challenge our ability to grow premium in this segment in 2009.

Underwriting income for the casualty segment was $46.5 million in 2008, compared to $101.9 million in 2007 and $68.4 million in 2006. These results translated into combined ratios of 85.2, 70.3 and 80.4, respectively for 2008, 2007, and 2006. Favorable development on prior accident years' loss reserves totaled $50.6 million, $87.4 million, and $40.0 million, respectively, for 2008, 2007, and 2006. This favorable emergence was concentrated in accident years 2002-2006, with the more recent years representing a larger portion of the release. In each of these years, actuarial studies indicated that cumulative experience attributable to some casualty coverages for mature accident years was considerably lower than the reserves booked, resulting in the release of reserves. The 2007 result was further impacted by a detailed analysis of recent favorable loss trends and reserve risk factors. This review resulted in certain refinements to our reserving methodologies. This and the increased stability in our business in more recent years diminished the needed level of carried reserves above the actuarial point estimate. Over half of the favorable prior years' loss development recorded in 2007 was the result of this detailed assessment and resulting reductions to our booked reserves.

From an insurance standpoint, the casualty segment has exposure to the financial crisis and subprime market issues through our executive products' (directors and officers) coverages. As financial institutions have not been a segment of focus for our executive products' coverages, we believe our exposure to the financial crisis is limited. In addition, we believe our exposure to subprime is also minimal.

Property

Gross premiums written in the property segment declined 3 percent in 2008 after posting a decline of 9 percent in 2007 and an increase of 28 percent in 2006. The decline in 2008 and 2007 was reflective of the softening marketplace for commercial property, impacted by two years (2006 and 2007) of benign hurricane activity. While the market experienced hurricane losses in 2008, we have not seen a significant increase in rates as capacity remains available. Softening rates for coastal wind-exposed risks, combined with increased competition for non-catastrophe exposed accounts, resulted in a reduction in premium writings in 2008 and 2007. In addition, targeted reductions in our catastrophe exposure to earthquake reduced property writings. Earthquake coverage premiums have dropped in each of the last three years as we focused on reducing our exposure. While still providing an adequate return, wind rates softened toward the end of 2006 and have remained soft through 2008. On a positive note, our marine division that was launched in 2005 posted gross writings of $61.4 million in 2008, compared to $45.3 million in 2007 and $28.7 million in 2006. In addition, facultative reinsurance added $4.8 million during 2008 in gross premiums written in its first full year of production.

Net premiums earned for the property segment advanced for each of the last three years. Net premiums earned for 2008 benefited from decreased catastrophe reinsurance costs and a reduction in facultative reinsurance purchased. We have increased our retention in select areas. The marine division, a growth product over the last three years, represented a larger percentage of segment premiums and has increased retentions. Increased retention results in a higher level of risk of loss. Net premiums earned in 2007 and 2006 advanced as the significant growth in premium writings in commercial fire and marine during each of the preceding years was earned as revenue.

Underwriting income was $15.8 million in 2008, compared to income of $30.6 million in 2007 and $5.0 million in 2006. Results for 2008 include $22.8 million in losses associated with Hurricanes Gustav and Ike, which more than offset the improved loss performance of non-wind commercial fire accounts. Results for 2007 benefited from a benign hurricane season, a decline in losses from tornadoes and hail storms, as well as lower frequency and severity of commercial fire losses. Additionally, unlike 2006, the segment's results for 2008 and 2007 were not adversely affected by losses on discontinued construction coverages. In fact, results for 2008 include favorable development on prior years' construction reserves as losses developed better than anticipated. For 2006, although we experienced a light hurricane season, other catastrophe losses such as tornadoes and hailstorms, along with increased severity of commercial fire losses, served to hamper the segment's income. Favorable loss reserve development from prior years' hurricane reserves contributed $4.2 million to income in 2006. However, additional charges were incurred from the run-off of the previously exited construction coverage, which amounted to $13.7 million in 2006.

Surety

Surety gross premiums written increased in each of the last three years, as all coverages in this segment produced increases in 2008. Net premiums earned followed suit, improving by 9 percent in 2008, 6 percent in 2007 and 15 percent in 2006. Investment in capacity, through underwriter additions and geographic expansion, fueled premium growth in mature coverages. In addition, we established a new fidelity division in late 2008 focusing on fidelity and crime coverage for commercial insureds and select financial institutions. While these investments resulted in increased acquisition costs, loss ratios remained low resulting in positive underwriting income.

Underwriting income totaled $20.7 million in 2008, compared to $23.3 million in 2007 and $10.7 million in 2006. After doubling for two consecutive years, underwriting income declined modestly in 2008, but represented excellent results for this segment. Premium growth was achieved while maintaining underwriting discipline. Positive results on the current accident year were amplified by favorable development on prior accident years. In 2008, favorable development on prior accident years' loss reserves totaled $5.1 million, compared to $11.1 million in 2007 and $1.6 million in 2006. The majority of development in 2008 was from the 2007 accident year, as loss trends continued to be favorable. For 2007, the majority of the favorable development was the result of our actuary's risk reassessment and reflection of significantly lower reserve risk, following continued favorable loss trends and further progress on the Commercial Money Center litigation.

As discussed more fully in note 10, we have been in litigation regarding certain commercial surety bond claims arising out of a specific bond program (the Commercial Money Center or "CMC" litigation). During 2008, we reached confidential settlements with the two remaining banks. With these two settlements, we have now reached settlements with each of the five investor banks that had claimed entitlement under the surety bonds issued. We were adequately reserved for these settlements. See note 10 for further discussion.

The surety segment is another area that can have exposure to the financial crisis and subprime market issues. The financial turmoil resulted in a slight increase in claim frequency on miscellaneous and energy bonds during the last quarter of the year. As for subprime market issues, we write only a few mortgage broker bonds and believe this exposure to be minimal. In addition, we do not have significant exposure from a surety standpoint to the home building industry.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS

During 2008, net investment income was flat. The average annual yields on our investments were as follows for 2008, 2007, and 2006:

	2008	2007	2006
PRETAX YIELD			
Taxable (on book value)	5.58%	5.46%	5.22%
Tax-exempt (on book value)	3.99%	4.07%	4.02%
Equities (on fair value)	3.81%	3.03%	2.78%
AFTER-TAX YIELD			
Taxable (on book value)	3.63%	3.55%	3.40%
Tax-exempt (on book value)	3.78%	3.85%	3.81%
Equities (on fair value)	3.27%	2.60%	2.39%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities are subject to our corporate tax rate of 35 percent, our tax-exempt municipal securities are subject to a tax rate of 5.3 percent and our dividend income is generally subject to a tax rate of 14.2 percent. During 2008, the average after-tax yield on the fixed income portfolio remained at 3.7 percent, the same yield as 2007. During the year, we focused on purchasing high-quality fixed income investments, primarily in the 5-15 year range of the yield curve.

The fixed income portfolio decreased by $98.3 million during the year. This portfolio had net realized losses of $8.2 million and a tax-adjusted total return on a mark-to-market basis of 2.5 percent. Our equity portfolio decreased by $106.9 million during 2008, to $286.8 million. As of December 31, 2008, our equity portfolio had net unrealized gains of $35.5 million. The total return for the year on the equity portfolio was -31.1 percent.

Our investment results for the last five years are shown in the following table:

(in thousands)	Average Invested Assets[1]	Net Investment Income[2]	Net Realized Gains (Losses)[3]	Change in Unrealized Appreciation[3,4]	Annualized Return on Avg. Invested Assets	Tax Equivalent Annualized Return on Avg. Invested Assets
2004	1,451,539	54,087	13,365	13,200	5.6%	6.3%
2005	1,633,755	61,641	16,354	(35,788)	2.6%	3.3%
2006	1,763,016	71,325	31,045	34,395	7.8%	8.6%
2007	1,834,009	78,901	28,966	(14,650)	5.1%	5.9%
2008	1,749,303	78,986	(46,738)	(123,607)	-5.2%	-4.5%
5-yr Avg.	$1,686,324	$68,988	$8,598	$(25,290)	3.2%	3.9%

[1] Average amounts at beginning and end of year.
[2] Investment income, net of investment expenses.
[3] Before income taxes.
[4] Relates to available-for-sale fixed income and equity securities.

We realized $46.7 million in net investment losses in 2008. Included in this number is $38.7 million in net realized losses in the equity portfolio, $8.2 million in net realized losses in the fixed income portfolio, and other realized gains of $0.2 million. In 2007, we realized $29.0 million in net investment gains. We realized $29.9 million in net realized gains in the equity portfolio, $1.0 million in net realized losses in the fixed income portfolio, and other realized gains of $0.1 million. In 2006, we realized net investment gains of $31.0 million. Included in this number are net realized gains of $22.4 million in the equity portfolio, net realized losses of $7.3 million in the fixed income portfolio, and other realized gains of $16.0 million. Included in other gains for 2006 was a $16.2 million gain from the sale of our equity in Taylor, Bean, & Whitaker Mortgage Corp. (TBW) as discussed in note 1 to the financial statements.

We regularly evaluate the quality of our investment portfolio. When we believe that a specific security has suffered an other-than-temporary decline in value, the investment's value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders' equity. During 2008, we recognized other-than-temporary impairment losses of $76.2 million. This total includes $64.2 million in equity and $12.0 million in fixed income securities. The majority of the losses came during the third and fourth quarters as the markets were impacted by the slowing economy and global financial crisis. The majority of our other-than-temporary impairment losses were related to securities in the financial sector and a high-yield municipal bond mutual fund. The impaired securities were negatively impacted by the overall financial crisis and lack of liquidity in the credit markets. There were no losses associated with the other-than-temporary impairment of securities in 2007 or 2006.

The following table is used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2008. This table segregates the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
U.S. Agency			
Fair value	$ 34,955	$ –	$ 34,955
Cost or amortized cost	35,379	–	35,379
Unrealized loss	(424)	–	(424)
Mtge/ABS/CMO*			
Fair value	$ 38,551	$16,721	$ 55,272
Cost or amortized cost	41,769	19,495	61,264
Unrealized loss	(3,218)	(2,774)	(5,992)
Corporate			
Fair value	$135,865	$32,737	$168,602
Cost or amortized cost	149,935	38,707	188,642
Unrealized loss	(14,070)	(5,970)	(20,040)
States, political subdivisions and revenues			
Fair value	$133,515	$13,250	$146,765
Cost or amortized cost	137,660	13,970	151,630
Unrealized loss	(4,145)	(720)	(4,865)
Subtotal, debt securities			
Fair value	$342,886	$62,708	$405,594
Cost or amortized cost	364,743	72,172	436,915
Unrealized loss	(21,857)	(9,464)	(31,321)
Common stock			
Fair value	$ 83,406	$11,912	$ 95,318
Cost or amortized cost	106,540	16,076	122,616
Unrealized loss	(23,134)	(4,164)	(27,298)
Preferred stock			
Fair value	$ 2,613	$ –	$ 2,613
Cost or amortized cost	2,871	–	2,871
Unrealized loss	(258)	–	(258)
Total			
Fair value	$428,905	$74,620	$503,525
Cost or amortized cost	474,154	88,248	562,402
Unrealized loss	(45,249)	(13,628)	(58,877)

*Mortgage backed, asset-backed & collateralized mortgage obligations

The following table is also used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2008, including fair value, cost basis, and unrealized gains and losses.

(in thousands)	Cost Basis	12/31/08 Fair Value	Net Unrealized Gains	Net Unrealized Losses	Net	Unrealized Gain/ Loss%[1]
Common stock:						
Consumer discretionary	$ 18,265	$ 14,700	$ 102	$ (3,667)	$ (3,565)	-19.5%
Consumer staples	11,492	22,113	10,621	–	10,621	92.4%
Energy	11,171	22,181	11,792	(782)	11,010	98.6%
Financials	17,549	20,406	4,134	(1,277)	2,857	16.3%
Healthcare	10,395	18,439	9,073	(1,029)	8,044	77.4%
Industrials	15,560	19,249	5,121	(1,432)	3,689	23.7%
Information technology	13,005	14,807	4,333	(2,531)	1,802	13.9%
Materials	4,329	3,284	–	(1,045)	(1,045)	-24.1%
REITs	4,771	4,833	86	(24)	62	1.3%
Telecommunications	4,408	8,950	4,542	–	4,542	103.0%
Utilities	41,980	52,495	12,581	(2,066)	10,515	25.0%
ETFs	53,556	40,111	–	(13,445)	(13,445)	-25.1%
High-yield muni fund	33,341	33,341	–	–	–	–
Preferred stock	11,461	11,881	678	(258)	420	3.7%
Total	**$251,283**	**$286,790**	**$63,063**	**$(27,556)**	**$ 35,507**	**14.1%**

[1]Calculated as the percentage of net unrealized gain (loss) to cost basis

As of December 31, 2008, we held 37 securities in our equity portfolio that were in unrealized loss positions. The total unrealized loss on these securities was $27.6 million. In considering both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss of greater than 20 percent for more than six months.

The fixed income portfolio contained 229 positions at an unrealized loss as of December 31, 2008. Of these 229 securities, 33 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $9.5 million in unrealized losses. The fixed income unrealized losses can be primarily attributed to spreads widening in the corporate, municipal and mortgage backed security markets. We have the ability and intent to hold these securities to maturity. In addition, we continually monitor the credit quality of our fixed income investments to assess if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest. We consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that we consider in the evaluation of credit quality include:

- changes in technology that may impair the earnings potential of the investment,
- the discontinuance of a segment of the business that may affect the future earnings potential,
- reduction or elimination of dividends,
- specific concerns related to the issuer's industry or geographic area of operation,
- significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and
- downgrade in credit quality by a major rating agency.

Based on our analysis, we've concluded that the remaining securities are not other-than-temporarily impaired.

INVESTMENTS

We maintain a diversified investment portfolio which has had an 80 percent fixed income and 20 percent equity target over the last five years. As of December 31, 2008, the portfolio had a fair value of $1.7 billion, down from $1.8 billion at the end of 2007. The decline in the value of the investment portfolio was the result of the severe downturn in the global financial markets and economy. Our continuing focus is to manage our risks and to position the portfolio to take advantage of market opportunities while minimizing declines in the portfolio.

As of December 31, 2008, our investment portfolio had the following asset allocation breakdown:

PORTFOLIO ALLOCATION

(in thousands) Asset Class	Cost or Amortized Cost	Fair Value	Unrealized Gain/(Loss)	% of Total Fair Value	Quality
Agencies	$ 294,897	$ 298,093	$ 3,196	18.0%	AAA
Corporates	290,492	272,886	(17,606)	16.4%	A
Mortgage-backed	217,778	216,196	(1,582)	13.0%	AAA
Asset-backed	21,594	21,206	(388)	1.3%	AAA
Treasuries	12,662	13,396	734	0.8%	AAA
Munis	449,356	453,879	4,523	27.3%	AA
Total fixed income	$1,286,779	$1,275,656	$(11,123)	76.8%	AA
Equities	$ 206,481	$ 241,568	$ 35,087	14.6%	
High-yield muni fund	33,341	33,341	–	2.0%	
Total equity	$ 239,822	$ 274,909	$ 35,087	16.6%	
Preferred stock	$11,461	$ 11,881	$420	0.7%	
Short-term investments	$ 97,982	$ 97,982	–	5.9%	
Total portfolio	$1,636,044	$1,660,428	$ 24,384	100.0%	

Quality in the above table and in all subsequent tables is an average of each bond's credit rating, adjusted for its relative weighting in the portfolio.

Our fixed income portfolio comprised 77 percent of our total 2008 portfolio, versus 75 percent of the total at December 31, 2007, and 74 percent of the total as of December 31, 2006. As of December 31, 2008, the carrying value of our fixed income portfolio consisted of 48 percent AAA-rated securities, 23 percent AA-rated securities, 22 percent A-rated securities, and 7 percent BBB-rated or lower securities.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2008, our fixed income portfolio's duration was 4.4 years and remained diversified. During 2008, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 2.5 percent.

In addition, at December 31, 2008, our equity portfolio had a value of $286.8 million, all of which is classified as available-for-sale and is also a source of liquidity. We maintain a diversified group of equity securities. The securities within the equity portfolio remain primarily invested in large-cap issues with strong dividend performance. In addition, we have investments in real estate investment trusts, exchange traded funds, preferred stocks, and a high-yield municipal bond fund. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes. During 2008, the total return on our equity portfolio on a mark-to-market basis was -31.1 percent, compared to the S&P return of -37.0 percent.

Our investment portfolio does not have any direct exposure to credit default swaps or derivatives. As of December 31, 2008, $15.4 million of our bond portfolio was part of a securities lending program. We have suspended the securities lending program and expect to be out of the program by the end of next year.

FIXED INCOME PORTFOLIO

As of December 31, 2008, our fixed income portfolio had the following rating distributions:

FAIR VALUE (in thousands)	AAA	AA	A	BBB	BB or Below	Fair Value
Bonds:						
Corporate - financial	$ 1,542	$ 5,118	$ 58,927	$12,803	$ 6	$ 78,396
All other corporate	1,595	1,755	120,795	48,755	2,959	175,859
Financials - private placements	–	–	1,619	7,894	–	9,513
All other corporates - private placements	–	–	7,578	1,540	–	9,118
U.S. govt. agency (GSE)	311,224	265	–	–	–	311,489
Tax-Exempt municipal securities	57,026	290,284	85,429	21,140	–	453,879
Structured:						
GSE - RMBS	$170,537	$ 2,024	–	–	–	$ 172,561
Non-GSE RMBS – prime	–	–	–	–	–	–
Non-GSE RMBS – Alt A	–	–	–	–	–	–
Non-GSE RMBS – subprime	–	–	–	–	–	–
ABS - home equity	2,529	–	–	–	–	2,529
ABS - credit cards	339	–	–	–	–	339
ABS - auto loans	3,646	–	–	153	–	3,799
All other ABS	14,539	–	–	–	–	14,539
CMBS	43,635	–	–	–	–	43,635
CDOs/CLOs	–	–	–	–	–	–
	$606,612	$299,446	$274,348	$92,285	$2,965	$1,275,656

Our fixed income portfolio remained diversified with investments in treasury, government sponsored agency, corporate, municipal, mortgage backed, and asset backed securities. All fixed income securities in the investment portfolio continue to pay the expected coupon payments under the contractual terms of the securities and we believe it is probable that we will receive all contractual or estimated cash flows based on our analysis of previously disclosed factors.

We have two securities that are rated BB or below. The first security, a Lehman Bros. corporate bond, has a fair value of $5,700 and is held in our trading portfolio. We are currently not receiving any interest payments for this security. The second security, a Wrigley Co. corporate bond, has a fair value of $3.0 million and is currently not rated. The Wrigley Co. was purchased by a private company, Mars, Inc., in 2008. We believe it is probable that we will receive all contractual payments from this security.

Mortgage-Backed, Commercial Mortgage-Backed, and Asset-Backed Securities

Our mortgage-backed securities (MBS) portfolio is comprised of residential MBS investments. As of December 31, 2008, MBS investments totaled $172.6 million (14 percent) of the fixed income portfolio compared to $205.7 million (15 percent) as of December 31, 2007.

We believe MBS investments add diversification, liquidity, credit quality and additional yield to our portfolio. Our objective for the MBS portfolio is to provide reasonable cash flow stability and increased yield. This sector experienced unusually high volatility given the concerns over housing prices and general economic conditions. The MBS portfolio includes collateralized mortgage obligations (CMOs) and mortgage-backed pass-through securities. A mortgage pass-through is a security consisting of a pool of residential mortgage loans. All payments of principal and interest are passed through to investors each month. A CMO is a mortgage-backed security with a fixed maturity. This can eliminate the risks associated with prepayment because each security is divided into maturity classes that are paid off in order. Our MBS portfolio does not include interest-only securities, principal-only securities or other MBS investments which may exhibit extreme market volatility.

Prepayment/extension risk is an inherent risk of holding MBSs. However, the degree of prepayment/extension risk varies by the type of MBS held. We reduce our portfolio's exposure to prepayment/extension by including less volatile types of MBSs. As of December 31, 2008, $0.6 million of the MBS portfolio was invested in planned amortization class CMOs (PACs) compared to $32.2 million (16 percent) as of December 31, 2007. PACs are securities whose cash flows are designed to remain constant in a variety of mortgage prepayment environments. Most of the portfolio's non-PAC MBSs possess varying degrees of cash flow structure and prepayment/extension risk. The MBS portfolio contained 78 percent of pure pass-throughs as of December 31, 2008, compared to 81 percent as of December 31, 2007. As of December 31, 2008, virtually all of the securities in our MBS portfolio were rated AAA. In addition, these securities were mortgage-backed securities issued by the Governmental National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). Government Sponsored Enterprises (GSEs), such as GNMA, FNMA and FHLMC, facilitate liquidity in the mortgage market by purchasing conforming mortgages from lenders, securitizing them and selling them into the secondary market. This market was further strengthened in the fourth quarter as a result of several federal Treasury policies including buying mortgages in the open market.

The following table summarizes the distribution by investment type of our MBS portfolio as of the dates indicated:

MBS

(in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2008				
Planned amortization class	AAA	$ 62	$ 62	0%
Sequential	AAA	37,846	38,538	22%
Pass-throughs	AAA	130,343	133,962	78%
Total		$168,251	$172,562	100%
2007				
Planned amortization class	AAA	$ 32,481	$ 32,180	16%
Sequential	AAA	5,964	5,987	3%
Pass-throughs	AAA	166,463	167,520	81%
Total		$204,908	$205,687	100%

An asset-backed security (ABS) is a type of debt security that is based on pools of assets or collateralized by the cash flows from a specific pool of underlying assets. These asset pools can include items such as credit card payments, auto loans and mortgages. The majority of our ABS portfolio is comprised of rate reduction utility bonds. As of December 31, 2008, ABS/CMBS (commercial mortgage-backed securities) investments were $64.8 million (5 percent) of the fixed income portfolio, compared to $97.7 million (7 percent) as of December 31, 2007. CMBS made up $43.6 million (67 percent) of the ABS/CMBS portfolio compared to $61.5 million (63 percent) at December 31, 2007. The entire CMBS portfolio was rated AAA as of December 31, 2008.

We believe that ABS/CMBS investments add diversification and additional yield to our portfolio. Like the MBS portfolio, the objective for the ABS/CMBS portfolio is to provide reasonable cash flow stability and attractive yield. Our ABS/CMBS portfolio does not include interest-only securities, principal-only securities or other ABS/CMBS investments which may exhibit extreme market volatility.

The following table summarizes the distribution by investment type of our ABS/CMBS portfolio as of the dates indicated:

ABS/CMBS

(in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2008				
CMBS	AAA	$49,527	$43,635	67%
Home equity	AAA	2,702	2,529	4%
Auto	AAA	3,903	3,799	6%
Equipment	AAA	1,768	1,774	3%
Franchise	AAA	–	–	–
Utility	AAA	12,860	12,765	19%
Credit card	AAA	361	339	1%
Total		$71,121	$64,841	100%
2007				
CMBS	AAA	$61,333	$61,493	63%
Home equity	AAA	9,716	9,629	10%
Auto	AAA	5,000	5,024	5%
Equipment	AAA	3,460	3,486	4%
Franchise	AAA	3,000	2,960	3%
Utility	AAA	14,350	14,664	15%
Credit card	AAA	409	408	0%
Total	AAA	$97,268	$97,664	100%

When making investments in MBS/ABS/CMBS, we evaluate the quality of the underlying collateral, the structure of the transaction (which dictates how losses in the underlying collateral will be distributed) and prepayment risks.

Recent market activity has put pressure on many collateralized securities. In general, as credit becomes more difficult to obtain, interest rate spreads on collateralized securities widen. As stated previously, the vast majority of our MBS/ABS/CMBS portfolio is rated AAA.

The following table summarizes the distribution by collateral classification and rating of our subprime securities as of December 31, 2008 and 2007:

SUBPRIME

(in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2008				
Home equity	AAA	$2,702	$2,529	100%
Total		$2,702	$2,529	100%
2007				
Home equity	AAA	$9,716	$9,629	100%
Total		$9,716	$9,629	100%

We define subprime mortgages as loans which include one or more of the following: a weak credit score (FICO score of less than 640), high debt-to-income ratio, high loan-to-value ratio or undocumented income. We have reviewed our subprime investment exposure and believe our risk is minimal. We review our portfolio in three main areas to assess our subprime investment exposure — fixed income securities, common stocks and preferred stocks. Our exposure to subprime is through direct investments in subprime backed mortgage products and is less than $3 million. Of this amount, all securities are rated AAA and have been paying as agreed. All of these are fixed rate, exclude interest rate resets, were issued prior to 2005, and are not currently on watch from any major rating agency.

Municipal Fixed Income Securities

We have a significant allocation to municipal fixed income securities. As of December 31, 2008, municipal bonds totaled $453.9 million (36 percent) of our fixed income portfolio as compared to $473.7 million (34 percent) as of December 31, 2007.

We believe municipal fixed income securities provide diversification, high credit quality and additional yield to our portfolio. Our objective for the municipal fixed income portfolio is to provide reasonable cash flow stability and increased after tax yield.

Our municipal fixed income portfolio is comprised of general obligation (GO) and revenue securities. The revenue sources include sectors such as sewer and water, public improvement, school, transportation, colleges and universities, water and sewer.

As of December 31, 2008, approximately 55 percent of the municipal fixed income securities in the investment portfolio were GO and the remaining 45 percent were revenue fixed income. Seventy-six percent of our municipal fixed income securities were rated AA or better, while 95 percent were rated A or better. Our municipal fixed income portfolio has very high credit quality.

The amortized cost and fair value of fixed income securities at December 31, 2008, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Fair Value
Total fixed income		
Due in one year or less	$ 28,430	$ 28,725
Due after one year through five years	280,630	284,994
Due after five years through 10 years	447,920	439,101
Due after 10 years	529,799	522,836
Total	$1,286,779	$1,275,656

Corporate Debt Securities

As of December 31, 2008, our corporate debt portfolio totaled $272.9 million (21 percent) of the fixed income portfolio compared to $232.1 million (17 percent) as of December 31, 2007. The corporate debt portfolio has an overall quality rating of single A, diversified amongst 102 issuers across 18 industries.

The following table illustrates our corporate debt exposure to the financial and non-financial sectors as of December 31, 2008, including fair value, cost basis, and unrealized gains and losses:

(in thousands)	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Bonds:				
Corporate - financial	$ 84,267	$ 78,396	$ 110	$ (5,981)
All other corporate	183,509	175,859	2,600	(10,250)
Financials - private placements	12,026	9,513	–	(2,513)
All other corporate - private placements	10,690	9,118	–	(1,572)
	$290,492	$272,886	$2,710	$(20,316)

Corporate debt securities experienced large interest rate spread widening in 2008 as this market was directly impacted by the declining housing market, credit crisis and slowing economy. We believe corporate debt investments add diversification and additional yield to our portfolio. With our high quality, diversified portfolio, the corporate debt investments will continue to be a significant part of our investment program and we believe it is probable that the securities in our portfolio will continue to receive contractual payments in the form of principal and interest.

EQUITY SECURITIES

As of December 31, 2008, our equity portfolio totaled $286.8 million (17 percent) of the investment portfolio compared to $393.7 million (21 percent) as of December 31, 2007. The securities within the equity portfolio remain primarily invested in large-cap issues with a focus on dividend income. In addition, we have investments in real estate investment trusts, exchange traded funds, preferred stocks, and a high-yield municipal bond fund. In 2008, we recorded impairment losses of $64.2 million on our equity securities. The impairments were the result of our belief that the securities were not likely to recover in a reasonable period of time.

The following table illustrates the distribution by sector of our equity portfolio as of December 31, 2008, including fair value, cost basis, and unrealized gains and losses:

(in thousands)	Cost Basis	12/31/2008 Fair Value	% of Total Fair Value	Net Unrealized Gain/Loss
Common stock:				
Consumer discretionary	$ 18,265	$ 14,700	5.1%	$ (3,565)
Consumer staples	11,492	22,113	7.7%	10,621
Energy	11,171	22,181	7.7%	11,010
Financials	17,549	20,406	7.1%	2,857
Healthcare	10,395	18,439	6.4%	8,044
Industrials	15,560	19,249	6.7%	3,689
Information technology	13,005	14,807	5.2%	1,802
Materials	4,329	3,284	1.2%	(1,045)
REITs	4,771	4,833	1.7%	62
Telecommunications	4,408	8,950	3.1%	4,542
Utilities	41,980	52,495	18.3%	10,515
ETFs	53,556	40,111	14.0%	(13,445)
High-yield muni fund	33,341	33,341	11.6%	--
Preferred stock	11,461	11,881	4.2%	420
Total	$251,283	$286,790	100.0%	$35,507

Common Stocks

As of December 31, 2008, our common stock portfolio totaled $201.5 million (70 percent) of the equity portfolio compared to $322.7 million (82 percent) as of December 31, 2007. The decline in value of our common stock portfolio in 2008 was primarily due to an investment decision to reduce our common stock exposure as well as a negative return in the asset class.

Our common stock portfolio consists largely of large cap, value oriented, dividend paying securities. We employ a long-term, buy-and-hold strategy that has provided superior returns over the last 10 years. While we anticipate continued volatility, we believe an equity allocation provides certain diversification and return benefits over the long term. The strategy provides above-market dividend yields with less volatility than the market. The beta of our equity portfolio is 0.7.

Exchange Traded Fund Securities (ETFs)

ETFs are portfolios of stocks, bonds or, in some cases, other investments that trade on a stock exchange much the same as a regular stock.

All of our ETF holdings are stock portfolios that track to major indices. We believe this ETF strategy is a low cost, efficient vehicle enabling us to effectively participate in certain sectors of the market.

In 2008, we added two exchange traded funds to our equity portfolio. As of December 31, 2008, our ETF investment totaled $40.1 million (14 percent) of the equity portfolio compared to $2.6 million (1 percent) as of December 31, 2007. The ETF investments add diversification, liquidity and increased return potential to our portfolio. In 2008, our ETFs outperformed the overall market but still contributed to the negative performance of the equity portfolio. We believe that ETF securities will be an important part of our investment program going forward. Our current ETFs contain large-cap securities that match our overall equity investment philosophy of providing superior dividend yields with less volatility than the market. These ETFs track various indices and have returns for 2008 consistent with the benchmark indices they follow.

High-Yield Municipal Bond Fund

As of December 31, 2008, our investment in the high-yield municipal bond fund totaled $33.3 million (12 percent) of the equity portfolio compared to $34.3 million (9 percent) as of December 31, 2007. While this mutual fund is comprised of fixed income securities, as a mutual fund we treat it as an equity. In 2008, we recorded impairment losses of $18.6 million on the high-yield municipal bond fund due to our belief that the fund is unlikely to completely recover in value in a reasonable period of time and related changes in our intent to hold this security until recovery.

The holdings are comprised of lower quality investment grade and below investment grade tax-exempt securities. Sectors include healthcare, airports, tobacco, and infrastructure securities among others. The fund continues to make dividend payments and default rates of the bonds held in the fund remain below 1%. This market has been hurt by the flight to quality and overall liquidity in the municipal bond markets.

Preferred Stocks

As of December 31, 2008, our investment in preferred stock securities totaled $11.9 million (4 percent) of the equity portfolio compared to $34.2 million (9 percent) as of December 31, 2007. Preferred stocks are primarily issued by companies in the financial sector and were negatively affected by this year's credit crisis.

In 2008, we recorded other-than-temporary impairment losses of $26.4 million in our preferred stock portfolio based on our analysis of factors previously disclosed. In addition, we had related changes in our intent to hold these securities until recovery.

INTEREST AND GENERAL CORPORATE EXPENSE

Interest on debt declined in 2008 as we paid off our short-term debt. We incur short-term debt primarily through the use of reverse repurchase transactions. The use and repayment of such agreements remains an investment decision, based on whether the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than would be paid in interest expense. In 2007, we had expanded our use of this debt as yield spreads had widened. We paid off the reverse repurchase debt in 2008 as the credit markets experienced increased volatility. Decisions regarding future short-term debt management will be based on available cash flow and the interest rate environment.

In 2008, 2007, and 2006, we incurred $6.0 million in interest on our long-term debt each year. Our long-term debt consists of $100.0 million in senior notes that mature on January 15, 2014, and pay interest semi-annually at the rate of 5.95 percent.

General corporate expenses tend to fluctuate relative to our executive compensation plan. Our compensation model measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. In 2008, the actual return was below the required return resulting in no bonus earned on the current year and reductions to bonuses accrued but unpaid on prior years. In 2007 and 2006, we had generated earnings significantly above the required return, resulting in increased bonuses accrued.

INVESTEE EARNINGS

We maintain a 40 percent equity interest in Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2008, we recorded $4.8 million in earnings from this investment compared to $7.3 million in 2007 and $8.8 million in 2006. While sunglass sales advanced 7 percent in 2008 and 15 percent in 2007, costs associated with expansion efforts, foreign exchange losses, and the global economy affected earnings. In 2008, Maui Jim recorded over $5 million in foreign exchange loss and was negatively affected by the global economic slowdown. In 2007 and 2006, Maui Jim had recorded foreign exchange gains of $0.5 million and $1.9 million, respectively. In 2007, Maui Jim invested heavily in new sales and distribution offices (nationally and internationally), a new state-of-the-art Rx lab for prescription sunglasses, as well as new display programs and duty free and corporate gift channels across the world. In addition, the company recorded higher-than-normal expense associated with the discontinuance of some slow-moving styles and the replacement of temples on a specific product line.

In 2006, investee earnings included $6.3 million from our investment in TBW. In the fourth quarter of 2006, we sold our equity in TBW for $32.5 million, resulting in a pretax realized gain of $16.2 million.

INCOME TAXES

Our effective tax rates were 26.2 percent, 30.9 percent, and 28.0 percent for 2008, 2007, and 2006, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2008 was lower than 2007 and 2006 due to the decrease in underwriting income and the recognition of realized investment losses, which were taxed at 35.0 percent.

Our net earnings also include equity in earnings of an unconsolidated investee, Maui Jim. This investee does not have a pattern of paying dividends. As a result, we record a deferred tax liability on these earnings at the corporate capital gains rate of 35%. In recent periods, a tax benefit was realized associated with a dividend declared and subsequently received from Maui Jim. As required under Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," the tax benefit results from applying the lower tax rate applicable to affiliated dividends (7 percent) as compared to the corporate capital gains tax rate (35 percent) on which previous tax estimates were based.

In addition, our pretax earnings in 2008 included $30.3 million of investment income that is partially exempt from federal income tax, compared to $29.8 million and $28.7 million in 2007 and 2006, respectively. Partially offsetting tax expense in 2007 was a $2.4 million tax benefit recorded in the third quarter to reflect the benefit expected to be realized upon the future payment of certain accrued compensation. Results for 2006 include the favorable resolution of a tax examination. During 2006, the Internal Revenue Service concluded an examination of our tax years 2000 through 2004. As a result of this exam, we recorded a $3.2 million tax benefit, resulting from a change in tax estimate related to the sale of assets.

NET UNPAID LOSSES AND SETTLEMENT EXPENSES

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance balances recoverable. The largest asset on our balance sheet, outside of investments, is the reinsurance balances recoverable on unpaid losses and settlement expenses, which serves to offset this liability.

The liability can be further deconstructed into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR — incurred but not reported — reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased to $809.0 million at December 31, 2008, from $774.9 million as of December 31, 2007. This reflects incurred losses of $247.2 million in

2008 offset by paid losses of $213.1 million, compared to incurred losses of $190.9 million offset by $209.0 million paid in 2007. The overall increase in our net loss and loss adjustment expense reserves between 2008 and 2007 was due to higher loss and loss adjustment expense ratios for the current accident year reflecting soft market conditions and a net loss from 2008 hurricanes of $24.0 million which is still largely unpaid. In 2008, favorable loss development of $62.3 million from prior years offset a portion of these increases.

Both the gross reserves (liability) and the reinsurance balances recoverable (asset) were reduced by the favorable reserve development. Total gross and ceded loss and loss adjustment expense reserves dropped to $1,159.3 million and $350.3 million, respectively, at December 31, 2008, from $1,192.2 million and $417.3 million, respectively, at December 31, 2007.

MARKET RISK DISCLOSURE

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

- monitoring the fair value of all financial assets on a constant basis,
- changing the character of future investment purchases as needed, and
- maintaining a balance between existing asset and liability portfolios.

INTEREST RATE RISK

Our primary exposure to interest rate risk is with our fixed income investment portfolio. Modified duration analysis is used to measure the sensitivity of the fixed income portfolio to changes in interest rates, providing a measure of price percentage volatility. We attempt to minimize interest rate risk by matching the duration of assets to that of liabilities.

Interest rate risk will also affect our income statement due to its impact on interest expense. As of December 31, 2008, we had no short-term debt obligations. At the end of 2007, our short-term debt was $28.0 million. We also maintain a debt obligation that is long-term in nature. Our long-term debt carries a fixed interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume risk in our ability to refinance this debt for many years.

EQUITY PRICE RISK

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). Our current equity portfolio has a beta of 0.7 in comparison to the S&P 500. Our equity investment returns have been superior to the S&P 500 with less volatility. This low beta statistic reflects our long-term emphasis on maintaining a value oriented, dividend-driven investment philosophy for our equity portfolio.

SENSITIVITY ANALYSIS

The tables that follow detail information on the market risk exposure for our financial investments as of December 31, 2008. Listed on each table is the December 31, 2008, fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation risks. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for non-trading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2008, our fixed income portfolio had a fair value of $1.3 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2008, levels with all other variables held constant. Such scenarios would result in decreases in the fair value of the fixed income portfolio of $41.1 million and $88.4 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed income portfolio, the balance sheet impact of these scenarios would be lower.

As of December 31, 2008, our equity portfolio had a fair value of $286.8 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $22.7 million and $45.4 million, respectively. As we designate all equities as available-for-sale, these fair value declines would impact our balance sheet.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

TABLE 1

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

(in thousands)	12/31/08 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed income securities	$ 10,020	$ (282)	$ –
Total trading	10,020	(282)	–
Held for nontrading purposes			
Fixed income securities	1,265,636	(40,836)	–
Equity securities	286,790	–	(22,715)
Total nontrading	1,552,426	(40,836)	(22,715)
Total trading & nontrading	$1,562,446	$(41,118)	$(22,715)

TABLE 2

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

(in thousands)	12/31/08 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed income securities	$ 10,020	$ (648)	$ –
Total trading	10,020	(648)	–
Held for nontrading purposes			
Fixed income securities	1,265,636	(87,747)	–
Equity securities	286,790	–	(45,429)
Total nontrading	1,552,426	(87,747)	(45,429)
Total trading & nontrading	$1,562,446	$(88,395)	$(45,429)

TABLE 3

Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

(in thousands)	12/31/08 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed income securities	$ 10,020	$ 340	$ –
Total trading	10,020	340	–
Held for nontrading purposes			
Fixed income securities	1,265,636	37,591	–
Equity securities	286,790	–	22,715
Total nontrading	1,552,426	37,591	22,715
Total trading & nontrading	$1,562,446	$ 37,931	$ 22,715

TABLE 4

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

(in thousands)	12/31/08 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed income securities	$ 10,020	$ 763	$ –
Total trading	10,020	763	–
Held for nontrading purposes			
Fixed income securities	1,265,636	78,206	–
Equity securities	286,790	–	45,429
Total nontrading	1,552,426	78,206	45,429
Total trading & nontrading	$1,562,446	$ 78,969	$ 45,429

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We have three primary types of cash flows: (1) operating cash flows, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) investing cash flows related to the purchase, sale, and maturity of investments, and (3) financing cash flows that impact our capital structure, such as changes in debt and shares outstanding. The following table summarizes these three cash flows over the last three years.

(in thousands)	2008	2007	2006
Operating cash flows	$161,334	$127,023	$171,775
Investing cash flows (uses)	(69,474)	(6,718)	(63,325)
Financing cash flows (uses)	(91,860)	(120,305)	(108,450)

We have posted strong operating cash flow in each of the last three years. Over the last ten years, our operating cash flow has averaged $138.9 million per year. Variations in operating cash flow between periods are largely driven by premium volume, claim payments, reinsurance and taxes. In addition, fluctuations in insurance operating expenses impact operating cash flow. The reduction in premium volume experienced in 2008 and 2007 was partially offset by a decline in paid losses, relative to the level experienced in 2006. Loss payments were higher in 2006 as prior year hurricane claims were settled. In 2007, a higher level of pre-tax earnings resulted in significantly higher tax payments than were experienced in either 2008 or 2006. In each of the last three years, the majority of the operating cash flow generated was used in financing activities, funding the share repurchase program. During the last half of 2008, the share repurchase program was suspended and operating cash flow was allocated to investing activities.

Our balance sheet does not reflect any cash balance because all of our funds are invested in short-term investments, primarily highly rated money market instruments.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2008.

CONTRACTUAL OBLIGATIONS

		Payments due by period			
(in thousands)	Total	Less than 1 yr.	1-3 yrs.	3-5 yrs	More than 5 yrs.
Loss and settlement expense	$1,159,311	$329,581	$443,185	$186,972	$199,573
Long-term debt	132,725	5,950	11,900	11,900	102,975
Operating leases	12,948	3,676	5,901	3,275	96
Total	$1,304,984	$339,207	$460,986	$202,147	$302,644

Loss and settlement expense reserves represent management's best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Amounts recoverable from reinsurers on unpaid loss and settlement reserves totaled $350.3 million at December 31, 2008.

The next largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering of $100 million in senior notes maturing January 15, 2014 (a 10-year maturity) and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. These notes are rated Baa2 by Moody's and BBB+ by S&P. We are not party to any off-balance sheet arrangements.

Our primary objective in managing our capital is to preserve and grow shareholders' equity and statutory surplus to improve our competitive position and allow for expansion of our insurance operations. Our insurance subsidiaries must maintain certain minimum capital levels in order to meet the requirements of the states in which we are regulated. Our insurance companies are also evaluated by rating agencies that assign financial strength ratings that measure our ability to meet our obligations to policyholders over an extended period of time.

We have historically grown our shareholders' equity and/or policyholders' surplus as a result of three sources of funds: (1) earnings on underwriting and investing activities, (2) appreciation in the value of our invested assets, and (3) the issuance of common stock and debt.

At December 31, 2008, we had short-term investments and other investments maturing within one year of approximately $126.2 million and investments of $409.8 million maturing within five years. We maintain a revolving line of credit with JP Morgan, which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. The facility has a three-year term that expires on May 31, 2011. As of December 31, 2008, no amounts were outstanding on the revolving line of credit. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for more than 20 consecutive years. In the most recent three years ended December 31, 2008, 2007, and 2006, our operating cash flow was $161.3 million, $127.0 million, and $171.8 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability.

OPERATING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income	Commissions paid
(interest & dividends)	Operating expenses
	Interest expense
	Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period, for most policies. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends — another source of cash. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes, and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers, and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes, both natural (such as earthquakes and hurricanes) and man-made (such as terrorism). If we were to incur such losses, we would have to make significant claims payments in a relatively concentrated period of time.

INVESTING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from bonds sold, called or matured	Purchase of bonds
	Purchase of stocks
Proceeds from stocks sold	
Proceeds from sale of unconsolidated investee	

We maintain a diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2008, our portfolio had a carrying value of $1.7 billion. Invested assets at December 31, 2008, decreased by $180.9 million, or 10 percent, from December 31, 2007.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long-term growth in shareholders' equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in an equity portfolio. As of December 31, 2008, 41 percent of our shareholders' equity was invested in equities, as compared to 51 percent at December 31, 2007, and 49 percent at December 31, 2006.

We currently classify 3 percent of the securities in our fixed income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed income portfolio are classified as available-for-sale (96 percent) or trading (1 percent) and are carried at fair value. As of December 31, 2008, we maintained $1.2 billion in fixed income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

The fixed income portfolio is structured to meet policyholder obligations and optimize the generation of after-tax investment income and total return objectives.

FINANCING ACTIVITIES

In addition to the previously discussed operating and investing activities, we also engage in financing activities to manage our capital structure. The following table highlights some of the major sources and uses of cash flow from financing activities:

Sources	Uses
Proceeds from stock offerings	Shareholder dividends
Proceeds from debt offerings	Debt repayment
Short-term borrowing	Share buy-backs
Shares issued under stock option plans	

Our capital structure is comprised of equity and debt obligations. As of December 31, 2008, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt) and $708.2 million of shareholders' equity. Debt outstanding comprised 12 percent of total capital as of December 31, 2008.

Our 131st consecutive dividend payment was declared in the first quarter of 2009 and will be paid on April 15, 2009, in the amount of $0.26 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Insurance Company (RLI Ins.) policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Ins. during 2009 without prior approval is $67.8 million which represents 10 percent of policyholder surplus at December 31, 2008. The 12-month rolling dividend limitation in 2008, based on the above criteria, was $126.2 million. In 2008, total cash dividends of $70.0 million were paid by RLI Ins. These dividends were paid to provide additional capital to RLI Corp. and used for the share repurchase plan, shareholder dividends, interest on senior notes, and general corporate expenses.

For the year, we repurchased 917,200 shares at an average cost of $52.23 per share ($47.9 million). We have $37.8 million of remaining capacity from the $200 million stock repurchase program approved in 2007. In light of market volatility in the second half of 2008, the repurchase program was suspended in the third quarter of 2008 and will remain suspended until conditions warrant its reactivation.

OUTLOOK FOR 2009

The insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases ("hard markets") and price decreases ("soft markets"). It is expected that deteriorating industry results, the "financial meltdown" of 2008 and the economic recession that intensified in late 2008 will begin to have a moderating impact on the soft market that has been in existence for the past several years.

We expect to see premium growth in selected products in 2009 and underwriting income overall, absent any major catastrophe. Specific details regarding events in our insurance segments follow.

CASUALTY

We will maintain our profit-focused strategy and look to broaden our production sources and product offerings as a means to holding our market position in this segment. We do expect to see soft market pricing beginning to moderate as the year unfolds.

Continued rate declines will make it increasingly difficult to post underwriting profits. However, we look to our ability to continue to exercise underwriting discipline, and select quality risks to outperform the marketplace in 2009.

PROPERTY

We believe property pricing will start to flatten in the year ahead. We expect our marine business to grow moderately due to new product offerings and an increased focus on writing inland marine coverages. In addition, the recently launched facultative reinsurance product will be additive to premium in 2009. We expect the segment to produce underwriting income in 2009 absent any major catastrophes.

SURETY

The surety segment, like our other segments, is expected to feel the pressure of the stressed economic situation. In 2008, we expanded our geographic footprint and added fidelity coverages. We expect premium growth to continue in 2009. Our experienced underwriting staff coupled with our effective use of technology point to continued profitability in 2009.

INVESTMENTS

We anticipate further volatility in the capital markets in 2009. The underlying factors that drove equity prices higher including earnings growth, ease of credit, leverage, etc., are under pressure going into 2009. Because of this, we have allowed our equity allocations to drift below our 20 percent target. We would expect our allocation to remain below our target unless market conditions improve.

The low interest rate environment will put pressure on our investment income as cash flow is invested at lower yields.

Given the economic conditions of a recession, we believe maintaining a high quality, liquid portfolio in this environment is prudent.

PROSPECTIVE ACCOUNTING STANDARDS

There are several prospective accounting standards that we have not implemented either because the standard has not been finalized or the implementation date has not yet occurred. For a discussion of these prospective standards, see note 1 to the financial statements.

STATE AND FEDERAL LEGISLATION

As an insurance holding company, we, as well as our insurance company subsidiaries, are subject to regulation by the states and territories in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer's state of domicile requires periodic reporting to the state regulatory authority of the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurer's policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance company subsidiaries of the holding company system.

The insurance holding company laws also require that ordinary dividends be reported to the insurer's domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator's prior approval. An extraordinary dividend is generally defined under Illinois law as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100 percent of the insurer's statutory net income for the most recent calendar year, or 10 percent of its statutory policyholders' surplus as of the preceding year end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

Other regulations impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Marketplace oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing of agents and brokers, and requiring the filing and in some cases, approval, of premiums and commission rates to ensure they are fair and equitable. Such restrictions may limit the ability of our insurance company subsidiaries to introduce new coverages or implement desired changes to current premium rates or policy forms. Financial solvency is monitored by minimum reserve and capital requirements (including risk-based capital requirements), periodic reporting procedures (annually, quarterly, or more frequently if necessary), and periodic examinations.

The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a solvency concept.

Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces in a timely manner.

In addition, state-level changes to the insurance regulatory environment are frequent, including changes caused by legislation, regulations by the state insurance regulators, and court rulings. For example, the Florida Supreme Court issued a case ruling in 2008 with the effect that surplus lines insurance in Florida is subject to the same regulation as admitted insurance in Florida, excluding rate regulation and certain other areas. Although not stated expressly in the ruling, it implies that surplus lines policy forms must be filed and approved by the Florida Office of Insurance Regulation (FOIR). In response, the FOIR has publicly stated that it disagrees with the ruling and its foundations and that the FOIR does not now nor has it ever required surplus lines insurers to comply with such form filing requirements. In early 2009, a bill was introduced in the Florida legislature to clarify the regulatory status of surplus lines insurance in Florida and provide that policy forms need not be filed and approved by the FOIR. Although the status of this situation is uncertain and at this stage we cannot predict if such legislation will become law or how this matter ultimately will be resolved, we believe it will not result in material negative consequences for us.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to a small percentage of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future, depending upon the rate of insolvencies of insurance companies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10 percent or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries' states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in a material delay of, or deter, any such transaction.

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas to determine the potential effect on our business and to comply with our legal obligations.

TROUBLED ASSET RELIEF PROGRAM

In 2008, in response to market and banking turmoil, the federal government implemented the Troubled Asset Relief Program (TARP), which is a federal program of the Department of Treasury designed to strengthen U.S. financial institutions through purchasing or insuring troubled assets and equity. The TARP program contains restrictions and controls on participating entities, and may be amended in the future to contain additional restrictions in areas such as executive compensation. To the extent an insurance company participates in TARP, it will be subject to all applicable restrictive and control provision. We do not currently participate in TARP and do not anticipate electing to participate in the future.

TERRORISM INSURANCE

After the events of September 11, 2001, the National Association of Insurance Commissioners (NAIC) urged states to grant conditional approval to commercial lines endorsements that excluded coverage for acts of terrorism consistent with language developed by the Insurance

Services Office, Inc. (ISO). The ISO endorsement included certain coverage limitations. Many states allowed the endorsements for commercial lines, but rejected such exclusions for personal exposures.

On November 26, 2002, the federal Terrorism Risk Insurance Act of 2002 (TRIA) became law. TRIA was extended through December 31, 2007 and reauthorized through December 31, 2014. The act, as extended and amended, provides for a federal backstop for terrorism losses as defined by the act and certified by the Secretary of the Treasury in concurrence with the Secretary of State and the U.S. Attorney General. Under TRIA, coverage provided for losses caused by acts of foreign or domestic terrorism is partially reimbursed by the United States under a formula whereby the government pays 85 percent of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is 20 percent of gross earned premium net of a few excludable lines and the federal coverage is limited to $100 billion. Coverage under the act must be made available to policyholders, with certain specified exceptions, in commercial property and casualty policies. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the act. We are in compliance with the requirements of TRIA and have made terrorism coverage available to applicable policyholders. Given the challenges associated with attempting to assess the possibility of future acts of terror exposures and assign an appropriate price to the risk, we have taken a conservative underwriting position on most of our affected coverages.

SARBANES-OXLEY ACT OF 2002

The Sarbanes-Oxley Act of 2002 presents a significant expansion of securities law regulation of corporate governance and compliance, accounting practices, reporting, and disclosure that affects publicly traded companies. The act, in part, sets forth requirements for certification by CEOs and CFOs of certain reports filed with the Securities and Exchange Commission (SEC), disclosures pertaining to the adoption of a code of ethics applicable to certain management personnel, and safeguards against actions to fraudulently influence, manipulate or mislead independent public or certified accountants of the issuer's financial statements. It also provides stronger requirements for development and evaluation of internal control procedures, as well as provisions pertaining to a company's audit committee of the board of directors. As required by the act and under the supervision from and participation of management, we annually complete an evaluation of our internal control system including all design, assessment, documentation, and testing phases. This evaluation is intended to identify any deficiencies, measure their materiality, and implement procedures, where necessary, to remediate them.

The annual certification of our CEO with respect to compliance with the New York Stock Exchange corporate governance listing standards has been submitted to the New York Stock Exchange and the annual certifications of our CEO and CFO required by the Sarbanes-Oxley Act of 2002 with respect to our 2008 fiscal year have been filed with the SEC as an exhibit to our annual report on Form 10-K for 2008.

FEDERAL REGULATION OF INSURANCE

The U.S. insurance industry is not currently subject to any significant amount of federal regulation, and instead is regulated principally at the state level. However, federal insurance legislation of various types is periodically proposed in Congress, and in 2007 several bills were introduced in Congress that would impact and regulate various aspects of the insurance industry. These proposed laws covered many areas, including amending and extending the current TRIA law, optional federal charter, streamlining state regulation of nonadmitted insurance, expanding the national flood insurance program, creating a national catastrophe insurance program, and ending the antitrust exemption for insurance companies. However, only the extension and amendment of the TRIA law was enacted. In 2008, such proposals were limited, but we expect that the federal government's reaction to the economic and financial market turmoil will include some type of federal oversight of the insurance industry, including possibly establishing a federal insurance charter and a federal Office of Insurance Information. We cannot predict whether one or more of the other proposed bills will again be proposed or enacted or whether any significant federal involvement in insurance regulation will be implemented in 2009 or later, or the impact of any such laws or regulation on our company. We will continue to monitor all significant federal insurance legislation.

CORPORATE COMPLIANCE

We have a code of conduct, corporate governance guidelines and compliance manual, which provide directors, officers, and employees with guidance and requirements for complying with a variety of federal and state laws and company policies. Electronic versions of these documents, as well as the following documents, are, or will be, available on our web site (www.rlicorp.com): 2008 summary annual report; 2008 financial report; 2009 proxy statement; annual report on Form 10-K for 2008; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of our board of directors. Printed copies of these documents will be made available upon request without charge to any shareholder.

FORWARD LOOKING STATEMENTS

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our current expectations, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by us. These forward looking statements generally include words such as "expect," "will," "should," "anticipate," and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development, and the impact thereof on our loss reserves, the adequacy of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those expressed in, or implied by, these forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties, and other factors listed from time to time in our Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

in thousands, except per share data	December 31	2008	2007
Assets			
Investments:			
Fixed income:			
Available-for-sale, at fair value (amortized cost – $1,236,676 in 2008 and $1,274,734 in 2007)		$1,224,215	$1,283,305
Held-to-maturity, at amortized cost (fair value – $41,421 in 2008 and $75,673 in 2007)		39,821	73,648
Trading, at fair value (amortized cost – $10,282 in 2008 and $15,350 in 2007)		10,020	15,413
Equity securities available-for-sale, at fair value (cost – $251,283 in 2008 and $255,598 in 2007)		286,790	393,680
Short-term investments, at cost which approximates fair value		97,982	73,731
Total investments		1,658,828	1,839,777
Cash		–	–
Accrued investment income		17,226	18,296
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $14,740 in 2008 and $13,336 in 2007		92,149	105,937
Ceded unearned premiums		65,977	71,021
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $15,803 in 2008 and $18,877 in 2007		350,284	417,250
Deferred policy acquisition costs, net		78,520	78,882
Property and equipment, at cost, net of accumulated depreciation of $43,218 in 2008 and $40,509 in 2007		21,565	20,050
Income taxes – deferred		24,141	–
Investment in unconsolidated investees		38,697	38,162
Goodwill		26,214	26,214
Other assets		45,800	10,934
Total assets		$2,419,401	$2,626,523
Liabilities and Shareholders' Equity			
Liabilities:			
Unpaid losses and settlement expenses		$1,159,311	$1,192,178
Unearned premiums		335,170	355,522
Reinsurance balances payable		30,224	38,273
Notes payable, short-term debt		–	27,975
Income taxes – deferred		–	25,042
Bonds payable, long-term debt		100,000	100,000
Accrued expenses		32,894	39,303
Other liabilities		53,648	73,808
Total liabilities		$1,711,247	$1,852,101
Shareholders' equity:			
Common stock ($1 par value, authorized 50,000,000 shares, issued 32,106,085 shares in 2008 and 31,869,596 shares in 2007)		32,106	31,870
Paid-in capital		196,989	192,446
Accumulated other comprehensive earnings, net of tax		15,130	95,701
Retained earnings		807,195	749,767
Deferred compensation		8,312	7,980
Treasury stock, at cost (10,631,656 shares in 2008 and 9,714,456 shares in 2007)		(351,578)	(303,342)
Total shareholders' equity		$ 708,154	$ 774,422
Total liabilities and shareholders' equity		$2,419,401	$2,626,523

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

in thousands, except per share data — Years Ended December 31	2008	2007	2006
Net premiums earned	$ 528,764	$544,478	$530,338
Net investment income	78,986	78,901	71,325
Net realized investment gains (losses)	(46,738)	28,966	31,045
Consolidated revenue	561,012	652,345	632,708
Losses and settlement expenses	247,174	190,868	256,889
Policy acquisition costs	163,320	155,610	145,776
Insurance operating expenses	35,207	42,235	43,617
Interest expense on debt	6,704	6,997	6,581
General corporate expenses	6,853	9,474	8,069
Total expenses	459,258	405,184	460,932
Equity in earnings of unconsolidated investees	4,844	7,315	15,117
Earnings before income taxes	106,598	254,476	186,893
Income tax expense (benefit):			
Current	33,721	75,551	59,942
Deferred	(5,799)	3,058	(7,688)
Income tax expense	27,922	78,609	52,254
Net earnings	$ 78,676	$175,867	$134,639
Other comprehensive earnings (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	$(111,152)	$ 9,339	$ 32,011
Less: Reclassification adjustment for losses (gains) included in net earnings	30,581	(18,783)	(9,651)
Other comprehensive earnings (loss)	(80,571)	(9,444)	22,360
Comprehensive earnings (loss)	$ (1,895)	$166,423	$156,999
Earnings per share:			
Basic – Net earnings per share	$ 3.65	$7.46	$5.40
Comprehensive earnings (loss) per share	$(0.09)	$7.06	$6.30
Earnings per share:			
Diluted – Net earnings per share	$ 3.60	$7.30	$5.27
Comprehensive earnings (loss) per share	$(0.09)	$6.91	$6.14
Weighted average number of common shares outstanding:			
Basic	21,540	23,574	24,918
Diluted	21,848	24,085	25,571

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) Years ended December 31,	2008	2007	2006
Cash flows from operating activities			
Net earnings	$ 78,676	$ 175,867	$ 134,639
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized investment losses (gains)	46,738	(28,966)	(31,045)
Depreciation	3,596	3,567	3,503
Other items, net	17,287	10,137	5,783
Change in: Accrued investment income	1,070	332	(1,654)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	13,788	20,084	873
Reinsurance balances payable	(8,049)	(16,702)	(12,480)
Ceded unearned premium	5,044	26,575	17,072
Reinsurance balances recoverable on unpaid losses	66,966	108,421	67,538
Deferred policy acquisition costs	362	(5,065)	(4,340)
Accounts payable and accrued expenses	(6,409)	4,613	3,005
Unpaid losses and settlement expenses	(32,867)	(126,599)	(13,089)
Unearned premiums	(20,352)	(32,289)	4,128
Income taxes: Current	2,163	(12,250)	6,823
Deferred	(5,799)	3,058	(7,688)
Stock option excess tax benefit	(4,929)	(2,042)	(2,930)
Changes in investment in unconsolidated investees: Undistributed earnings	(4,844)	(7,315)	(15,117)
Dividends received	3,960	5,940	16,500
Net (cash used in) proceeds from trading portfolio activity	4,933	(343)	254
Net cash provided by operating activities	$161,334	$ 127,023	$ 171,775

CONTINUED

(in thousands) Years ended December 31,	2008	2007	2006
Cash flows from investing activities			
Purchase of: Fixed income, held-to-maturity	$ –	$ –	$ –
Fixed income, available-for-sale	(445,778)	(339,334)	(412,019)
Equity securities, available-for-sale	(123,415)	(101,332)	(139,462)
Short-term investments, net	(88,838)	–	(61,548)
Property and equipment	(6,002)	(4,456)	(4,590)
Note receivable	–	–	(5,000)
Proceeds from sale of: Fixed income, held-to-maturity	5,230	–	–
Fixed income, available-for-sale	143,074	99,360	231,385
Equity securities, available-for-sale	89,032	77,040	146,635
Short-term investments, net	–	18,926	–
Property and equipment	891	1,429	1,356
Investment in unconsolidated investee	–	–	32,499
Proceeds from call or maturity of: Fixed income, held-to-maturity	28,870	32,722	28,215
Fixed income, available-for-sale	327,462	199,427	117,204
Note receivable	–	9,500	2,000
Net cash used in investing activities	$ (69,474)	$ (6,718)	$ (63,325)
Cash flows from financing activities			
Proceeds from issuance of short-term debt	$ 54,017	$ 80,619	$ 35
Payment on short-term debt	(81,992)	(52,644)	(15,576)
Stock option excess tax benefit	4,929	2,042	2,930
Proceeds from stock option exercises	(150)	2,952	3,254
Treasury shares purchased	(47,904)	(133,268)	(81,069)
Cash dividends paid	(20,760)	(20,006)	(18,024)
Net cash used in financing activities	$(91,860)	$(120,305)	$(108,450)
Net decrease in cash	–	–	–
Cash at beginning of year	–	–	–
Cash at end of year	$ –	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)	Common Shares	Total Shareholders' Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost
Balance, January 1, 2006	25,551,305	$692,941	$31,344	$181,794	$ 82,785	$478,043	$7,735	$ (88,760)
Net earnings		$134,639				134,639		
Other comprehensive earnings, net of tax		22,360			22,360			
Treasury shares purchased	(1,624,009)	(81,069)						(81,069)
Deferred compensation under Rabbi trust plans		–					9	(9)
Stock option excess tax benefit		2,930		2,930				
Exercise of stock options	345,682	3,254	346	2,908				
Dividends declared ($.75 per share)		(18,535)				(18,535)		
Balance, December 31, 2006	24,272,978	$756,520	$31,690	$187,632	$105,145	$594,147	$7,744	$(169,838)
Net earnings		$175,867				175,867		
Other comprehensive loss, net of tax		(9,444)			(9,444)			
Treasury shares purchased	(2,297,694)	(133,268)						(133,268)
Deferred compensation under Rabbi trust plans		–					236	(236)
Stock option excess tax benefit		2,042		2,042				
Exercise of stock options	179,856	2,952	180	2,772				
Dividends declared ($.87 per share)		(20,247)				(20,247)		
Balance, December 31, 2007	22,155,140	$774,422	$31,870	$192,446	$ 95,701	$749,767	$7,980	$(303,342)
Net earnings		$ 78,676				78,676		
Other comprehensive loss, net of tax		(80,571)			(80,571)			
Treasury shares purchased	(917,200)	(47,904)						(47,904)
Deferred compensation under Rabbi trust plans		–					332	(332)
Stock option excess tax benefit		4,929		4,929				
Exercise of stock options	236,489	(150)	236	(386)				
Dividends declared ($.99 per share)		(21,248)				(21,248)		
Balance, December 31, 2008	21,474,429	$708,154	$32,106	$196,989	$ 15,130	$807,195	$8,312	$(351,578)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS: We underwrite selected property and casualty insurance coverages.

We conduct operations principally through three insurance companies. RLI Insurance Company (RLI Ins.), our principal subsidiary, writes multiple lines insurance on an admitted basis in all 50 states, the District of Columbia, and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Ins., writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines insurance on an admitted basis in 49 states and the District of Columbia.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with GAAP (generally accepted accounting principles in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated.

C. ADOPTED ACCOUNTING STANDARDS

SFAS No. 157, Fair Value Measurements (SFAS 157)

On January 1, 2008, we partially adopted Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." As allowed under Financial Accounting Standards Board (FASB) Staff Position (FSP) FAS 157-2, we have elected not to fully adopt SFAS 157 at this time and have deferred adoption for certain nonfinancial assets and liabilities. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and provides a hierarchical disclosure framework for assets and liabilities measured at fair value. The pronouncement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date (an exit price), as considered from the perspective of a market participant who holds the asset or owes the liability. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability, such as credit or liquidity risk. SFAS 157 became effective for fiscal years beginning after November 15, 2007. The partial adoption of SFAS 157 had no impact on our financial position or results of operations.

FSP FAS 157-2, Effective Date of FASB Statement No. 157

FASB Staff Position (FSP) FAS 157-2 delays the effective date of FAS 157, Fair Value Measurements, to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of FAS 157. Partial deferral of FAS 157 would apply to our goodwill.

FSP FAS 157-3, Determining the Fair Value of a Financial Asset when the Market for that Asset is not Active

FSP FAS 157-3 became effective on October 10, 2008 and clarifies the application of FASB Statement No. 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. In situations in which there is little, if any, market activity for an asset at the measurement date, the fair value measurement objective remains the same, that is, the price that would be received by the holder of the financial asset in an orderly transaction that is not a forced liquidation or distressed sale. Determining the fair value of a financial asset in an illiquid market depends on the facts and circumstances and may require the use of significant judgments for certain Level 2 and all Level 3 financial assets where market activity is not readily available. As of December 31, 2008, we did not have any Level 3 financial assets which would require the use of significant judgments in the determination of fair value.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159)

On January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." The Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the board's long-term measurement objectives for accounting for financial instruments. SFAS 159 became effective for fiscal years beginning after November 15, 2007. We elected not to implement the fair value option with respect to any existing assets or liabilities; therefore, the adoption of SFAS 159 had no impact on our financial position or results of operations.

D. PROSPECTIVE ACCOUNTING STANDARDS

SFAS No. 141(R), "Business Combinations" (SFAS 141(R))

In December 2007, the FASB issued SFAS 141(R), "Business Combinations," which replaces SFAS 141, "Business Combinations." Assets and liabilities that arose from business combinations which occurred prior to the adoption of SFAS 141(R) are not adjusted upon the adoption of SFAS 141(R). Among other things, SFAS 141(R) broadens the scope of SFAS 141 to include all transactions where an acquirer obtains control of one or more other businesses. SFAS 141(R) retains the guidance to recognize intangible assets separately from goodwill and requires, with limited exceptions, that all assets acquired and liabilities assumed, including certain contractual contingencies, be measured at their acquisition date fair values. SFAS 141(R) requires most acquisition and restructuring-related costs to be expensed as incurred. Step acquisitions, once control is acquired, are to be recorded at the full amounts of the fair values of the identifiable assets, liabilities and the non-controlling interest in the acquiree. SFAS 141(R) also replaces the reduction of asset values and recognition of negative goodwill with a requirement to recognize a gain in earnings. The provisions of SFAS 141(R) are effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. We will apply the provisions of SFAS No. 141(R) as applicable when effective.

FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3)

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB 142, "Goodwill and Other Intangible Assets." The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other generally accepted accounting principles. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. We do not expect the implementation of FSP 142-3 to have a significant impact on our financial position or results of operations.

FSP No. 140-4 and FIN 46(R)-8, "Disclosure by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities" (FSP 140-4 and FIN 46(R)-8)

In December 2008, the FASB issued FSP 140-4 and FIN 46R-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective in the first quarter of fiscal 2009. Because FSP 140-4 and FIN 46R-8 only require additional disclosures, the adoption will not impact our financial position or results of operations.

E. INVESTMENTS: In compliance with Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," we classify our investments in all debt and equity securities into one of three categories: available-for-sale, held-to-maturity, or trading.

Available-For-Sale Securities

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Our equity securities consist of a core stock portfolio weighted toward dividend-paying stocks, as well as preferred stock, real estate investment trusts (REITs), exchange traded funds (ETFs), and mutual funds. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of our equity securities and approximately 94 percent of debt securities are classified as available-for-sale.

Held-to-Maturity Securities

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other-than-temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 3 percent of our debt securities portfolio as held-to-maturity.

Trading Securities

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified approximately 1 percent of our debt securities portfolio as trading. In 2008, we inadvertently sold three fixed income positions ($5.2 million) designated as held-to-maturity. From a custodial perspective, these securities were held with our available-for-sale portfolio. These transactions generated a realized gain of $0.2 million. To mitigate the likelihood of this event reoccurring, we opened new custodial accounts to segregate our held-to-maturity investments from our available-for-sale investments.

For the years ended December 31, 2008, 2007, and 2006, no securities were transferred from held-to-maturity to available-for-sale or trading.

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the factors for determining if a security is other-than-temporarily impaired:

- The length of time and the extent to which the fair value has been less than cost;
- The probability of significant adverse changes to the cash flows on a fixed income investment;
- The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation or the issuer is seeking protection from creditors under the bankruptcy laws, or the issuer is proposing a voluntary reorganization which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or
- The probability that we will not receive all contractual or estimated cash flows in the form of principal and interest.

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security's fair value being below cost and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as our intent and ability to hold the security to maturity or until forecasted recovery. In addition, we consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates. See note 2 for further discussion of other-than-temporary impairment.

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the trade date.

F. CASH: Cash consists of cash in banks, generally in operating accounts. On a daily basis, our cash accounts are swept into short-term investments, principally money market instruments. As a result, our balance sheet does not reflect any cash balance.

G. SHORT-TERM INVESTMENTS: We classify money market funds and securities lending collateral as short-term investments. Whereas our strategy is to be fully invested at all times, short-term investments in excess of demand deposit balances are considered a component of investment activities, and thus are classified as investments in our consolidated balance sheets. Short-term investments are carried at cost, which approximates fair value. These funds generally have original maturities of less than 90 days and, therefore, bear minimal risk. We have not experienced losses on these instruments.

H. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements and Securities and Exchange Commission filings. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and Standard & Poor's (S&P) ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

I. POLICY ACQUISITION COSTS: We defer commissions, premium taxes, and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

J. PROPERTY AND EQUIPMENT: Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 30 years for buildings and improvements.

K. INVESTMENT IN UNCONSOLIDATED INVESTEES: We maintain a 40 percent interest in the earnings of Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. We also maintain a similar minority representation on their board of directors, held by our chairman, president, and CFO. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim, Inc. Our investment in Maui Jim was $38.7 million in 2008 and $38.2 million in 2007. In 2008, we recorded $4.8 million in investee earnings compared to $7.3 million in 2007 and $8.8 million in 2006. Maui Jim recorded net income of $11.6 million in 2008, $18.0 million in 2007 and $22.1 million in 2006. Additional summarized financial information for Maui Jim for 2008 and 2007 is outlined in the following table:

(in millions)	2008	2007
Total assets	$141.3	$150.3
Total liabilities	68.4	79.0
Total equity	72.9	71.3

Approximately $26.0 million of undistributed earnings from Maui Jim are included in our retained earnings as of December 31, 2008. In 2008, we received a dividend of $4.0 million from Maui Jim.

Prior to December 2006, we also maintained a 21 percent interest in the earnings of Taylor, Bean & Whitaker Mortgage Corp. (TBW), a private mortgage origination company which was accounted for by the equity method. In December 2006, we sold our interest in the company for $32.5 million to TBW's chairman, who owned the majority of the outstanding shares prior to the sale. We realized a $16.2 million pretax gain on the sale of equity. Our investment in TBW, prior to the sale, was $16.3 million in 2006. In 2006, we recorded $6.3 million in investee earnings.

In December 2006, we became a 17 percent participant in a loan syndicate which provided TBW's majority shareholder with short-term financing. Our share of the loan totaled $5.0 million. The loan was collateralized by TBW shares and our portion contained the same market terms and conditions as those of the lead and other syndicate members. We also had a separate note receivable from TBW totaling $4.5 million at December 31, 2006, which originated in 1999 as an operating loan. In 2007, we received payment in full for both the loan and note receivable from TBW.

We perform an impairment review of our investment in our unconsolidated investee which considers current valuation and operating results. Based upon the most recent review, this asset was not impaired.

L. INTANGIBLE ASSETS: In accordance with SFAS 142, "Goodwill and Other Intangible Assets," the amortization of goodwill and indefinite-lived intangible assets is not permitted. Goodwill and indefinite-lived intangible assets remain on the balance sheet and are tested for impairment on an annual basis, or earlier when there is reason to suspect that their values may have been diminished or impaired. Goodwill, which relates to our surety segment, is listed separately on the balance sheet and totaled $26.2 million at December 31, 2008 and 2007. Goodwill impairment testing was performed during 2008, pursuant to the requirements of SFAS 142. Based upon this review, this asset was not impaired.

Intangible assets with definite lives continue to be amortized over their estimated useful lives. Definite-lived intangible assets that were amortized under SFAS 142 during the periods presented relate to our purchase of customer-related and marketing-related intangibles. These intangibles had useful lives ranging from five to 10 years. Amortization of intangible assets was $0.1 million for 2007 compared to $0.4 million for 2006. There was no amortization expense in 2008 as these assets were fully amortized in 2007.

At December 31, 2006, net intangible assets totaled $0.1 million, net of $5.6 million of accumulated amortization, and were included in other assets.

M. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social, and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, as happened during 2004 through 2008, when favorable experience primarily on casualty business led us to reduce our reserves. Based on the current assumptions used in estimating reserves, we believe that our overall reserve levels at December 31, 2008, make a reasonable provision to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

N. INSURANCE REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

O. INCOME TAXES: We file a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses, and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more-likely-than-not all or some of the deferred tax assets will not be realized.

On January 1, 2007, we adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The adoption of FIN 48 did not have an impact on our financial position or results of operations as we have taken no significant tax positions which would require accrual or disclosure under the new guidance. Penalties and interest are included in tax expense. Although the IRS is not currently examining any of our income tax returns, tax years 2005 through 2008 remain open and are subject to examination.

P. EARNINGS PER SHARE: Pursuant to disclosure requirements contained in SFAS 128, "Earnings per Share," the following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations contained in the financial statements.

(in thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2008			
Basic EPS			
Income available to common shareholders	$ 78,676	21,540	$3.65
Stock options	–	308	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 78,676	21,848	$3.60
For the year ended December 31, 2007			
Basic EPS			
Income available to common shareholders	$175,867	23,574	$7.46
Stock options	–	511	
Diluted EPS			
Income available to common shareholders and assumed conversions	$175,867	24,085	$7.30
(For the year ended December 31, 2006			
Basic EPS			
Income available to common shareholders	$134,639	24,918	$5.40
Stock options	–	653	
Diluted EPS			
Income available to common shareholders and assumed conversions	$134,639	25,571	$5.27

Q. COMPREHENSIVE EARNINGS: The difference between our net earnings and our comprehensive earnings is that comprehensive earnings include unrealized gains/losses on our available-for-sale investment securities net of tax, whereas net earnings does not include such amounts, and such amounts are instead directly credited or charged against shareholders' equity. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35 percent tax rate. Other comprehensive income (loss), as shown in the consolidated statements of earnings and comprehensive earnings, is net of tax expense (benefit) of $(43.3) million, $(5.1) million and $12.0 million, respectively, for 2008, 2007, and 2006.

R. FAIR VALUE DISCLOSURES: The following was considered in the estimation of fair value for each class of financial instruments for which it was practicable to estimate that value. We utilize Interactive Data Corporation (IDC) to obtain quoted market prices for our investment securities. We continue to classify our equities as level 1 securities with "an active market." All bonds are classified as level 2. Because these securities do not always have quoted market prices, other transactional data (prices of similar securities, prices of securities from the same issuer, spreads by issuer, sector, etc.) is used to arrive at the current market price. All but five of our 856 positions were priced through IDC at December 31, 2008. Two of the five positions that were not automatically priced used Bloomberg as the secondary pricing source, while the other three were priced by our custodian, JP Morgan. The total fair value of these five securities was less than $13 million.

Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable, and short-term debt, their carrying amounts are reasonable estimates of fair value. The fair value of our long-term debt is discussed further in note 4.

S. STOCK-BASED COMPENSATION: We account for stock-based compensation pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, "Share-Based Payment," (SFAS 123R) which requires companies to expense the estimated fair value of employee stock options and similar awards. SFAS 123R requires entities to measure compensation cost for awards of equity instruments to employees based on the grant-date fair value of those awards and recognize compensation expense over the service period that the awards are expected to vest.

We calculate the tax effects of share-based compensation pursuant to SFAS 123(R) and under the alternative transition method provided in Financial Accounting Standards Board ("FASB") Staff Position No. SFAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The alternative transition method included simplified methods to determine the impact on the additional paid-in capital pool ("APIC pool") and consolidated statements of cash flows of the tax effects of employee share-based compensation awards that were outstanding upon adoption of SFAS 123(R).

See note 8 for further discussion and related disclosures regarding stock options.

T. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to our day-to-day operations and to the process of preparing our financial statements. The more significant risks and uncertainties, as well as our attempt to mitigate, quantify, and minimize such risks, are presented below and throughout the notes to the consolidated financial statements.

Catastrophe Exposures

Our insurance coverages include exposure to catastrophic events. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We monitor these exposures by quantifying our exposed policy limits in each region and by using computer-assisted modeling techniques. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance. In 2008, our property underwriting was supported by $375 million in excess of a $25 million first dollar retention in traditional catastrophe reinsurance protection, subject to certain retentions by us. The limit decreased to $350 million at July 1, 2008. At January 1, 2009, we renewed our $350 million reinsured limit, subject to certain retentions by us. We actively manage our catastrophe program to keep our net retention in line with risk tolerances and to optimize the risk/return trade off.

Environmental Exposures

We are subject to environmental claims and exposures through our commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, we have sought to mitigate or control the extent of this exposure through the following methods: 1) our policies include pollution exclusions that have been continually updated to further strengthen the exclusions, 2) our policies primarily cover moderate hazard risks, and 3) we began writing this business after the insurance industry became aware of the potential pollution liability exposure.

We have made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses as well as related incurred but not reported (IBNR) loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, we have used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

Reinsurance

Reinsurance does not discharge us from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we currently purchase reinsurance from a number of financially strong reinsurers. We provide an allowance for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

Investment Risk

Our investment portfolio is subject to market, credit, and interest rate risks. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is sensitive to movements in the market. The bond portfolio is affected by interest rate changes and credit spreads. We mitigate our interest rate and credit risks by constructing a well-diversified portfolio with high-quality securities.

The prolonged downturn of the global financial markets and economy resulted in significant declines and lack of liquidity in the financial markets. While we maintain a high quality portfolio, it was not immune to the negative swings in the markets. The deterioration was not limited in its scope, as most segments of the financial markets were impacted. As such, this resulted in our total portfolio having a negative return of 4.4 percent for the year. Continued downturns in the financial markets could have a negative effect on our portfolio. However, we manage this risk through asset allocation and security selection.

Liquidity Risk

Liquidity is essential to our business and a key component of our concept of asset-liability matching. Our liquidity may be impaired by an inability to collect premium receivable or reinsurance recoverable balances timely, an inability to sell assets or redeem our investments, an inability to access funds from our insurance subsidiaries, unforeseen outflows of cash or large claim payments, or an inability to access debt or equity capital markets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us, or even by the perception among market particpants that we, or other market particpants, are experiencing greater liquidity risk. To date, the ongoing liquidity crisis and the loss of confidence in financial institutions has not increased our cost of funding and has not limited our access to some of our traditional sources of liquidity.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, or limit our access to the capital markets.

Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Other estimates include investment valuation, the collectibility of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets and volatile equity markets have combined to increase the uncertainty inherent in such estimates and assumptions. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on our expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

External Factors

Our insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various coverages. We are also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment during the period in which it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated.

The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries' internal capital requirements and the NAIC's RBC developments. As of December 31, 2008, we have determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best, S&P, and Moody's. Their ratings reflect their opinions of an insurance company's and an insurance holding company's financial strength, operating performance, strategic position, and ability to meet its obligations to policyholders.

2. INVESTMENTS

A summary of net investment income is as follows:

NET INVESTMENT INCOME

(in thousands)	2008	2007	2006
Interest on fixed income securities	$68,290	$69,481	$64,486
Dividends on equity securities	13,863	12,252	10,402
Interest on short-term investments	1,484	2,716	2,125
Gross investment income	83,637	84,449	77,013
Less investment expenses	(4,651)	(5,548)	(5,688)
Net investment income	$78,986	$78,901	$71,325

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

REALIZED/UNREALIZED GAINS

(in thousands)	2008	2007	2006
Net realized investment gains (losses)			
Fixed income			
Available-for-sale	$ (8,350)	$ (966)	$ (7,351)
Held-to-maturity	270	89	92
Trading	(123)	(103)	(53)
Equity securities	(38,698)	29,863	22,374
Other	163	83	15,983
	(46,738)	28,966	31,045
Net changes in unrealized gains (losses) on investments			
Fixed income			
Available-for-sale	(21,032)	14,020	2,323
Held-to-maturity	(425)	(395)	(2,030)
Equity securities	(102,575)	(28,669)	32,072
	(124,032)	(15,044)	32,365
Net realized investment gains (losses) and changes in unrealized gains (losses) on investments	$(170,770)	$13,922	$63,410

During 2008, we recorded $46.7 million in net realized losses and the portfolio experienced unrealized losses of $124.0 million. For 2008, the net realized investment losses and changes in unrealized gains (losses) on investments totaled $170.8 million. The majority of our net realized losses and change in unrealized gains were in our equity portfolio. The equity portfolio was impacted by the negative return in the stock market, exposure to the financial sector with preferred stocks, and a flight to quality in the municipal bond market which negatively impacted our high-yield municipal bond mutual fund.

Following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities:

(in thousands)	Proceeds From Sales	Gross Realized Gains	Gross Realized Losses	Net Realized Gain (Loss)
SALES				
2008 –				
Available-for-sale	$143,074	$ 4,269	$ (3,759)	$510
Held-to-maturity	5,230	179	–	179
Trading	10,885	241	(312)	(71)
Equities	89,032	25,959	(30,806)	(4,847)
2007 –				
Available-for-sale	$ 99,360	$ 452	$ (1,435)	$ (983)
Trading	6,619	25	(128)	(103)
Equities	77,040	32,347	(2,484)	29,863
2006 –				
Available-for-sale	$231,385	$ 666	$ (8,076)	$ (7,410)
Trading	4,950	17	(70)	(53)
Equities	146,635	41,097	(2,519)	22,374
CALLS/MATURITIES				
2008 –				
Available-for-sale	$327,462	$137	$ –	$137
Held-to-maturity	28,870	92	(1)	91
Trading	1,561	1	–	1
2007 –				
Available-for-sale	$199,427	$ 38	$(21)	$ 17
Held-to-maturity	32,722	89	–	89
Trading	1,309	–	–	–
2006 –				
Available-for-sale	$117,204	$ 59	$ –	$ 59
Held-to-maturity	28,215	92	–	92
Trading	1,083	–	–	–

FAIR VALUE MEASUREMENTS

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Effective January 1, 2008, we determined the fair values of certain financial instruments based on the fair value hierarchy established in SFAS 157. SFAS 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1: Quoted price (unadjusted) in active markets for identical assets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Level 3: Inputs to the valuation methodology are unobservable for the asset or liability.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

To measure fair value, we obtain quoted market prices for our investment securities. If a quoted market price is not available, we use quoted market prices of similar securities.

Assets measured at fair value on a recurring basis as of December 31, 2008, are summarized below:

(in thousands)	Quoted in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Total
Trading securities	$ –	$ 10,020	–	$ 10,020
Available-for-sale securities	286,790	1,224,215	–	1,511,005
Total	$286,790	$1,234,235	–	$1,521,025

As noted in the above table, we did not have any assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2008.

Assets and Liabilities Recorded at Fair Value on a Non-recurring Basis

As allowed under FSP FAS 157-2, Effective Date of FASB Statement No. 157, as of January 1, 2008, we have elected not to fully adopt SFAS 157 and have deferred adoption for certain nonfinancial assets and liabilities. On our balance sheet, this deferral would apply to goodwill.

In addition, the following is a schedule of amortized costs and estimated fair values of investments in fixed income and equity securities as of December 31, 2008 and 2007:

(in thousands)	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2008				
AVAILABLE-FOR-SALE				
U.S. government	$ 6,596	$ 7,065	$ 469	$ –
U.S. agencies	285,937	288,177	2,664	(424)
Mtge/ABS/CMO*	233,275	231,522	4,239	(5,992)
Corporate	287,557	270,164	2,647	(20,040)
States, political subdivisions & revenues	423,311	427,287	8,841	(4,865)
Fixed maturities	1,236,676	1,224,215	18,860	(31,321)
Equity securities	251,283	286,790	63,063	(27,556)
Total available-for-sale	$1,487,959	$1,511,005	$81,923	$(58,877)
HELD-TO-MATURITY				
U.S. government	$ 4,916	$ 5,019	$ 103	$ –
U.S. agencies	8,960	9,916	956	–
States, political subdivisions & revenues	25,945	26,486	541	–
Total held-to-maturity	$ 39,821	$ 41,421	$ 1,600	$ –
TRADING**				
U.S. government	$ 1,150	$ 1,312	–	–
U.S. agencies	–	–	–	–
Mtge/ABS/CMO*	6,097	5,881	–	–
Corporate	2,935	2,722	–	–
States, political subdivisions & revenues	100	105	–	–
Total trading	$ 10,282	$ 10,020	–	–
Total	$1,538,062	$1,562,446	$ 83,523	$(58,877)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

(In thousands)	Amortized Cost	Fair Value	Gross Unrealized Gains	Losses
2007				
AVAILABLE-FOR-SALE				
U.S. government	$ 6,656	$ 6,788	$ 132	$ –
U.S. agencies	335,873	339,171	3,298	–
Mtge/ABS/CMO*	294,125	295,274	2,741	(1,592)
Corporate	229,587	228,183	2,299	(3,703)
States, political subdivisions & revenues	408,493	413,889	5,784	(388)
Fixed maturities	1,274,734	1,283,305	14,254	(5,683)
Equity securities	255,598	393,680	150,937	(12,855)
Total available-for-sale	$1,530,332	$1,676,985	$165,191	$(18,538)
HELD-TO-MATURITY				
U.S. government	$ 6,250	$ 6,382	$ 132	$ –
U.S. agencies	8,912	9,630	718	–
States, political subdivisions & revenues	58,486	59,661	1,175	–
Total held-to-maturity	$ 73,648	$ 75,673	$ 2,025	$ –
TRADING**				
U.S. government	$ 2,150	$ 2,221	–	–
U.S. agencies	1,066	1,087	–	–
Mtge/ABS/CMO*	8,051	8,077	–	–
Corporate	3,983	3,921	–	–
States, political subdivisions & revenues	100	107	–	–
Total trading	$ 15,350	$ 15,413	–	–
Total	$1,619,330	$1,768,071	$167,216	$(18,538)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

MBS/ABS/CMO

The unrealized losses in our MBS/ABS/CMO portfolio are primarily contained in the commercial mortgage-backed securities. These securities were negatively affected in the second half of the year by the overall decline in the real estate market and the lack of liquidity in the credit markets. The securities remain AAA rated and we believe it is probable that we will receive all contractual or estimated cash flows in the form of principal and interest. We have the ability and intent to hold these investments until recovery in value, which may be maturity, and thus do not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Corporate Bonds

The unrealized losses in the corporate bond portfolio were caused by a general rise in interest rate spreads in 2008. The interest rate spread widening was primarily caused by the financial crisis and slowing economy. The corporate bond portfolio has an overall rating of A and we believe it is probable that we will receive all contractual payments in the form of principal and interest. In addition, we have the ability and intent to hold these investments until a recovery in value, which may be maturity. We do not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Equity Securities

Our equity portfolio consists of common stock, REITs, preferred stocks, exchange traded funds and a high-yield municipal bond fund. The majority of our net unrealized losses are contained within the three exchange traded funds in the portfolio. We began diversifying our equity portfolio towards the end of 2007 with exchange traded funds. The exchange traded funds track various indices and have returns for 2008 consistent with the equity benchmark indices they follow. Given the short amount of time we owned these securities, the ETFs' position relative to the benchmarks they track, and forecasted recovery periods, we do not consider the exchange traded funds to be other-than-temporarily impaired at December 31, 2008.

The amortized cost and estimated fair value of fixed income securities at December 31, 2008, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Fair Value
AVAILABLE-FOR-SALE		
Due in one year or less	$ 16,317	$ 16,465
Due after one year through five years	253,210	256,334
Due after five years through 10 years	442,644	433,793
Due after 10 years	524,505	517,623
	$1,236,676	$1,224,215
HELD-TO-MATURITY		
Due in one year or less	$ 12,113	$ 12,260
Due after one year through five years	25,320	26,627
Due after five years through 10 years	2,388	2,534
Due after 10 years	–	–
	$ 39,821	$ 41,421
TRADING		
Due in one year or less	$ –	$ –
Due after one year through five years	2,100	2,033
Due after five years through 10 years	2,888	2,774
Due after 10 years	5,294	5,213
	$ 10,282	$ 10,020
TOTAL FIXED INCOME		
Due in one year or less	$ 28,430	$ 28,725
Due after one year through five years	280,630	284,994
Due after five years through 10 years	447,920	439,101
Due after 10 years	529,799	522,836
	$1,286,779	$1,275,656

Expected maturities may differ from contractual maturities due to call provisions on some existing securities and prepayment features on mortgage-backed, asset-backed, and collateralized mortgage obligations. At December 31, 2008, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $23.0 million. At December 31, 2007, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $146.7 million.

The following tables are also used as part of our impairment analysis and illustrate the total value of securities that were in an unrealized loss position as of December 31, 2008, and December 31, 2007, respectively. These tables segregate the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The tables further classify the securities based on the length of time they have been in an unrealized loss position.

DECEMBER 31, 2008 (in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
U.S. Agency			
Fair value	$ 34,955	$ –	$ 34,955
Cost or amortized cost	35,379	–	35,379
Unrealized loss	(424)	–	(424)
Mtge/ABS/CMO*			
Fair value	$ 38,551	$16,721	$ 55,272
Cost or amortized cost	41,769	19,495	61,264
Unrealized loss	(3,218)	(2,774)	(5,992)
Corporate			
Fair value	$135,865	$32,737	$168,602
Cost or amortized cost	149,935	38,707	188,642
Unrealized loss	(14,070)	(5,970)	(20,040)
States, political subdivisions and revenues			
Fair value	$133,515	$13,250	$146,765
Cost or amortized cost	137,660	13,970	151,630
Unrealized loss	(4,145)	(720)	(4,865)
Subtotal, debt securities			
Fair value	$342,886	$62,708	$405,594
Cost or amortized cost	364,743	72,172	436,915
Unrealized loss	(21,857)	(9,464)	(31,321)
Common stock			
Fair value	$ 83,406	$11,912	$ 95,318
Cost or amortized cost	106,540	16,076	122,616
Unrealized loss	(23,134)	(4,164)	(27,298)
Preferred stock			
Fair value	$ 2,613	$ –	$ 2,613
Cost or amortized cost	2,871	–	2,871
Unrealized loss	(258)	–	(258)
Total			
Fair value	$428,905	$74,620	$503,525
Cost or amortized cost	474,154	88,248	562,402
Unrealized loss	(45,249)	(13,628)	(58,877)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

DECEMBER 31, 2007 (in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
U.S. Agency			
Fair value	$ –	$ 70	$ 70
Cost or amortized cost	–	70	70
Unrealized loss	–	–	–
Mtge/ABS/CMO*			
Fair value	$ 7,892	$ 87,746	$ 95,638
Cost or amortized cost	8,000	89,230	97,230
Unrealized loss	(108)	(1,484)	(1,592)
Corporate			
Fair value	$ 53,846	$ 65,185	$119,031
Cost or amortized cost	55,229	67,505	122,734
Unrealized loss	(1,383)	(2,320)	(3,703)
States, political subdivisions and revenues			
Fair value	$ 42,218	$ 46,604	$ 88,822
Cost or amortized cost	42,472	46,738	89,210
Unrealized loss	(254)	(134)	(388)
Subtotal, debt securities			
Fair value	$103,956	$199,605	$303,561
Cost or amortized cost	105,701	203,543	309,244
Unrealized loss	(1,745)	(3,938)	(5,683)
Common stock			
Fair value	$ 56,808	$ –	$ 56,808
Cost or amortized cost	64,604	–	64,604
Unrealized loss	(7,796)	-	(7,796)
Preferred stock			
Fair value	$ 29,436	$ –	$ 29,436
Cost or amortized cost	34,495	–	34,495
Unrealized loss	(5,059)	-	(5,059)
Total			
Fair value	$190,200	$199,605	$389,805
Cost or amortized cost	204,800	203,543	408,343
Unrealized loss	(14,600)	(3,938)	(18,538)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

As of December 31, 2008, we held 37 common and preferred stocks that were in unrealized loss positions. The total unrealized loss on these securities was $27.6 million. In considering both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss position of greater than 20 percent for more than six months. The fixed income portfolio contained 229 securities at a loss as of December 31, 2008. Of these 229 securities, 33 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $9.5 million in unrealized losses. The fixed income unrealized losses can be primarily attributed to spreads widening in the corporate, municipal and mortgage backed security markets. We have the ability and intent to hold these securities to maturity. In addtion, we continually monitor the credit quality of our fixed income investments to access if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest. We consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that we consider in the evaluation of credit quality include:

- changes in technology that may impair the earnings potential of the investment,
- the discontinuance of a segment of the business that may affect the future earnings potential,
- reduction or elimination of dividends,
- specific concerns related to the issuer's industry or geographic area of operation,
- significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and
- downgrade in credit quality by a major rating agency.

Based on our analysis, we've concluded that the securities in an unrealized loss position are not other-than-temporarily impaired.

During 2008, we recognized impairment losses of $76.2 million. This total includes $64.2 million in equity and $12.0 million in fixed income declines. Of the total charge, $39.7 million came during the fourth quarter as the overall market continued its downward trend. The majority of our other-than-temporary impairment is related to securities in the financial sector and a high-yield municipal bond mutual fund. The impaired securities were negatively impacted by the overall financial crisis and lack of liquidity in the credit markets. There were no losses associated with the other-than-temporary impairment of securities in 2007 or 2006.

At December 31, 2008, we were party to a securities lending program whereby fixed income securities are loaned to third parties, primarily major brokerage firms. At December 31, 2008, fixed maturities with a fair value of $15.4 million were loaned. Agreements with custodian banks facilitating such lending generally require 102 percent of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, we monitor the financial condition of other parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $18.3 million at December 31, 2008, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities held in trust amounting to $10.0 million at December 31, 2008. These funds cover net premiums, losses, and expenses related to a property and casualty insurance program.

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2008	2007	2006
Deferred policy acquisition costs, beginning of year	$ 78,882	$ 73,817	$ 69,477
Deferred:			
Direct commissions	110,985	119,344	126,270
Premium taxes	7,663	6,902	6,483
Other direct underwriting expenses	65,270	60,695	54,946
Ceding commissions	(27,438)	(31,454)	(41,520)
Net deferred	156,480	155,487	146,179
Amortized	156,842	150,422	141,839
Deferred policy acquisition costs, end of year	$ 78,520	$ 78,882	$ 73,817
Policy acquisition costs:			
Amortized to expense	156,842	150,422	141,839
Period costs:			
Ceding commission – contingent	(2,683)	(3,334)	(3,049)
Other	9,161	8,522	6,986
Total policy acquisition costs	$163,320	$155,610	$145,776

4. DEBT

As of December 31, 2008, outstanding debt balances totaled $100.0 million, all of which was our long-term senior notes. The senior notes are rated Baa2 by Moody's and BBB+ by S&P.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount is being charged to income over the life of the debt on an effective-yield basis. Of the proceeds, capital contributions totaling $65.0 million were made to our insurance subsidiaries to increase their statutory surplus. The balance of the proceeds was used by the holding company to fund investment and operating activities. The estimated fair value for the senior note is $88.5 million. The fair value of our long-term debt is estimated based on the limited observable prices that reflect thinly traded securities.

As of December 31, 2008, we had no short-term debt outstanding as compared to $28.0 million outstanding under reverse repurchase agreements at December 31, 2007. The use and repayment of such agreements remains an investment decision based on whether the allocation of available cash flow to purchase debt securities generates a greater amount of investment income that would be paid in interest expense.

We maintain a revolving line of credit with JP Morgan which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. This facility has a three-year term that expires on May 31, 2011. As of December 31, 2008, no amounts were outstanding on this facility.

We incurred interest expense on debt at the following average interest rates for 2008, 2007, and 2006:

	2008	2007	2006
Line of credit	–	–	–
Reverse repurchase agreements	3.42%	5.15%	4.97%
Total short-term debt	3.42%	5.15%	4.97%
Senior notes	6.02%	6.02%	6.02%
Total debt	5.60%	5.88%	5.95%

Interest paid on outstanding debt for 2008, 2007, and 2006 amounted to $6.7 million, $7.0 million, and $6.6 million, respectively.

5. REINSURANCE

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk (known as facultative reinsurance). In addition, there are several types of treaties including: quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements allow us to pursue greater diversification of business and serve to limit the maximum net loss on catastrophes and large risks. Through the quantification of exposed policy limits in each region and the extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events.

Through the purchase of reinsurance, we generally limit our net loss on any individual risk to a maximum of $2.0 million, although retentions can range from $0.5 million to $7.5 million.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2008	2007	2006
WRITTEN			
Direct	$673,226	$734,287	$ 794,093
Reinsurance assumed	7,943	5,047	4,920
Reinsurance ceded	(167,713)	(200,571)	(247,477)
Net	$513,456	$538,763	$ 551,536
EARNED			
Direct	$695,824	$765,894	$ 788,904
Reinsurance assumed	5,218	5,729	5,982
Reinsurance ceded	(172,278)	(227,145)	(264,548)
Net	$528,764	$544,478	$530,338
LOSSES AND SETTLEMENT EXPENSES INCURRED			
Direct	$234,121	$180,140	$ 381,661
Reinsurance assumed	7,399	7,746	8,956
Reinsurance ceded	5,654	2,982	(133,728)
Net	$247,174	$190,868	$ 256,889

Direct, ceded, and net losses and settlement expenses incurred, as displayed in the table above, were lower in 2007 and 2008 relative to 2006 due to favorable development on prior accident years' reserves. While we have experienced favorable development in all three years, there was a significant impact to direct, ceded, and net reserves during 2007. This was the direct result of several refinements in our loss reserve methodologies that culminated in significant favorable development on prior years' reserves. This is further outlined in note 6. Many of our longer-tailed products make extensive use of reinsurance. As a result, the favorable emergence we have seen on an overall basis has had an even more significant impact on our estimates of ceded reserves. This factor influenced the calendar year ceded incurred losses shown in the table for both 2007 and 2008.

At December 31, 2008, we had prepaid reinsurance premiums on paid and unpaid losses and settlement expenses totaling $376.4 million. More than 91 percent of our reinsurance recoverables are due from companies rated "A" or better by A.M. Best and S&P rating services.

The following table displays net reinsurance balances recoverable, including collateral, from our top 10 reinsurers, as of December 31, 2008. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders' equity.

REINSURER (in thousands)	Amounts Recoverable	A.M Best Rating	S&P Rating
Munich Re America	$59,716	A+, Superior	AA-, Very Strong
Swiss Re/Westport Ins. Corp.	41,660	A+, Superior	A+, Strong
Endurance Re	40,632	A, Excellent	A, Strong
Axis Re	32,743	A, Excellent	A, Strong
General Cologne Re	31,839	A++, Superior	AAA, Extremely Strong
Berkley Insurance Co.	28,202	A+, Superior	A+, Strong
Toa-Re	17,916	A, Excellent	A+, Strong
Lloyds of London	15,184	A, Excellent	A+, Strong
Ace Property & Casualty	15,078	A+, Superior	A+, Strong
Transatlantic Re	14,892	A, Excellent	AA-, Very Strong

6. HISTORICAL LOSS AND LAE DEVELOPMENT

The table which follows is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2008, 2007, and 2006.

(in thousands)	2008	2007	2006
Unpaid losses and LAE at beginning of year:			
Gross	$1,192,178	$1,318,777	$1,331,866
Ceded	(417,250)	(525,671)	(593,209)
Net	$ 774,928	$ 793,106	$ 738,657
Increase (decrease) in incurred losses and LAE:			
Current accident year	$ 309,512	$ 296,047	$ 300,292
Prior accident years	(62,338)	(105,179)	(43,403)
Total incurred	$ 247,174	$ 190,868	$ 256,889
Loss and LAE payments for claims incurred:			
Current accident year	$ (51,599)	$ (46,598)	$ (47,994)
Prior accident year	(161,476)	(162,448)	(154,446)
Total paid	$ (213,075)	$ (209,046)	$ (202,440)
Net unpaid losses and LAE at end of year	$ 809,027	$ 774,928	$ 793,106
Unpaid losses and LAE at end of year:			
Gross	1,159,311	1,192,178	1,318,777
Ceded	(350,284)	(417,250)	(525,671)
Net	$ 809,027	$ 774,928	$ 793,106

The deviations from our initial reserve estimates appeared as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information, and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is therefore continually updated and revised as this process takes place until all claims in a defined set of claims are settled. As a relatively small insurer, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us, and interpret any particular period's indications with a realistic technical understanding of the reliability of those observations.

The table below summarizes our prior accident years' loss reserve development by segment for 2008, 2007, and 2006:

(FAVORABLE)/UNFAVORABLE RESERVE DEVELOPMENT BY SEGMENT

(in thousands)	2008	2007	2006
Casualty	$(50,562)	$ (87,397)	$(40,030)
Property	(6,646)	(6,690)	(1,784)
Surety	(5,130)	(11,092)	(1,589)
Total	$(62,338)	$(105,179)	$(43,403)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2008. During 2008, we experienced favorable loss emergence from prior years' reserve estimates across all of our segments. For our casualty segment, we experienced $50.6 million of favorable development, predominantly from the accident years of 2002-2006. In retrospect, the expected loss ratios initially used to set booked reserves for these accident years have proven to be conservative, which has resulted in loss emergence significantly lower than expected. This is particularly true for our general liability, personal umbrella, and commercial umbrella products, which experienced favorable loss development of $33.1 million, $12.7 million, and $11.8 million, respectively. The construction class was the largest contributor to the favorable emergence in the general liability product. In addition, our program business experienced $9.3 million of unfavorable prior years' loss development during the year, mostly isolated in accident years 2004-2007. Our experience in the liquor liability class has been particularly adverse. In the past, we relied on external loss development patterns that have not proven predictive of actual emergence. As a result, this class is being re-underwritten and we implemented a more stringent reserving approach in 2008.

Our property segment realized $6.6 million of favorable loss development in 2008. Most of this emergence was in accident years 2005-2007. The construction and fire products were the drivers of the favorable emergence, recording $4.4 million and $4.2 million, respectively. The construction business has been in run-off for three years and recent experience has been much better than expected, with a significant reduction in both frequency and severity of claims. Only a handful of contracts remain open and we have observed little new activity from this product line. Our fire product saw significant favorable emergence from the 2007 accident year, as our year-end 2007 reserves have developed more favorably than originally estimated.

Our surety segment experienced $5.1 million of favorable emergence. Almost all of the favorable emergence is from the 2007 accident year. Very little observed loss severity in the commercial surety product resulted in $1.7 million of favorable emergence. Continued improvement in our contract surety loss ratio resulting from past re-underwriting of the business led to $2.5 million of favorable loss reserve development.

2007. We periodically review our loss reserve estimates and underlying actuarial reserving methodologies in order to assess their accuracy and suitability, and to benchmark our reserving practices against industry best practices. A detailed assessment of recent trends and reserve risk factors was undertaken in 2007. As part of our reviews, we performed a more detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information.

Our analyses also revealed that our quarterly actuarial reserve estimates over recent historical periods had shown a downward trend as a result of a moderating loss trend environment, improvements in policy terms and conditions and a favorable underlying exposure mix that occurred during the hard market period from 2001 through 2004.

Based on this review, we made certain refinements to our reserving methodologies to include a more detailed consideration of the impact of risk factors on total recorded reserves through increased internal dialogue among the claim, underwriting, risk management and actuarial departments, greater transparency of the actuarial process and results, and improved reserving diagnostics. Overall, these enhancements and improved information provide better and faster feedback to management regarding loss development resulting in greater overall confidence in the actuarial estimates. This and the increased stability in our business in the last few years diminished the needed level of carried reserves above the actuarial point estimate. We believe that these reserve methodology enhancements improved the overall accuracy of our best estimate of loss and LAE reserves. Over half of the favorable prior years' loss development was the result of this detailed assessment and resulting changes in our booked reserves.

Our casualty segment was most impacted by prior years' loss development realizing a total of $87.4 million of favorable emergence. All casualty products were impacted by the enhanced risk assessment previously mentioned. Our general liability, transportation, personal umbrella, and professional liability products realized favorable development of $42.5 million, $19.6 million, $10.5 million, and $8.1 million, respectively. This favorable emergence was concentrated in accident years 2004-2006. As a result of significant favorable loss development observed over the past several years for our general liability product, we reassessed the expected loss ratios used in our actuarial analysis and subsequently lowered them for the construction classes. For our transportation and personal umbrella products, we reassessed and subsequently lowered the loss development factors in our analysis, reflecting our observation that the emergence patterns were more favorable than previously anticipated. Finally, our professional liability products realized actual loss emergence much more favorably than expected.

The property segment realized $6.7 million of favorable prior years' development. The favorable emergence was realized across almost all of our property products, predominantly in accident years 2005 and 2006. We also executed a favorable reinsurance commutation impacting accident years prior to 2000.

The surety segment realized $11.1 million of favorable prior years' development. Almost all of the development was the result of the risk reassessment and reflection of significantly lower reserve risk after achieving settlement with the larger banks involved in the CMC litigation (see note 10 for more details).

2006. During 2006, we continued to experience favorable loss development and a reduction in prior years' loss reserve estimates. Pricing increased substantially and policy terms and conditions became more favorable for most of our products during the 2001-2004 policy years. Many of the improvements in market conditions were difficult to quantify at the time of the original estimate. Our significant growth in premium and exposures made precise quantification of these changes even more challenging. In 2006, losses continued to emerge on the prior accident years much more favorably than we expected when making our original estimates. We experienced favorable development of $43.4 million in aggregate on prior years' estimates.

Of this decrease to prior years' loss reserve estimates, approximately $40.0 million occurred in the casualty segment. The development is primarily from our general liability, executive products liability, and employer's indemnity products. In our general liability product we experienced $25.4 million of favorable development. Most of this development came from the 2004 and 2005 accident years. As part of our normal reserving process, we reviewed the expected loss ratios used in several of our reserving methods. This review confirmed the favorable emergence from 2002-2005 accident years. As a result of this study, the expected loss ratios were reduced for 2004-2006 with the most significant change occurring to the 2005 accident year. Approximately $15.4 million of the favorable general liability development can be attributed to this update in expected loss ratios. The remaining portion of the decrease in prior year's loss reserve estimate was the result of the continued favorable loss emergence and the natural progression of shifting more weight to our incurred and paid development methods as accident years get older. In our executive products liability business, we experienced $7.4 million of favorable development. Most of this change can be attributed to accident years 2001, 2003, and 2004. The estimates improved as a result of lower than expected loss severity in those accident years. For our employer's indemnity product, we experienced $5.7 million of favorable development. We experienced significantly less loss emergence than expected for accident years prior to 2003 and benefited from favorable settlements on several claims in accident years 2001-2003.

Overall, our property and surety segments experienced relatively small changes in prior years' estimates of reserves. However, we experienced $4.2 million of favorable development from 2004 and 2005 hurricane estimates. We also saw $7.2 million of unfavorable development on our construction product that is in runoff. Most of this development came from accident years 2002-2005. The construction emergence pattern revealed itself to be longer than originally anticipated and has not behaved consistent with reporting patterns expected from a property segment. We do not anticipate any further significant deterioration in our estimates.

ENVIRONMENTAL, ASBESTOS, AND MASS TORT EXPOSURES

We are subject to environmental site cleanup, asbestos removal, and mass tort claims and exposures through our commercial umbrella, general liability, and discontinued assumed casualty reinsurance lines of business. The majority of the exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business.

The following table represents inception-to-date paid and unpaid environmental, asbestos, and mass tort claims data (including incurred but not reported losses) as of December 31, 2008, 2007, and 2006:

(in thousands)	2008	2007	2006
LOSS AND LAE PAYMENTS			
Gross	$70,210	$56,060	$ 53,323
Ceded	(39,143)	(30,607)	(29,853)
Net	$31,067	$25,453	$ 23,470
UNPAID LOSSES AND LAE AT END OF YEAR			
Gross	$65,583	$67,891	$ 48,541
Ceded	(20,407)	(29,198)	(25,720)
Net	$45,176	$38,693	$ 22,821

Our environmental, asbestos, and mass tort exposure is limited, relative to other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions.

During 2008, payment activity was more than we experienced in 2007, which was not surprising, given the increased amount of case reserve activity during 2007. However, we did not observe a corresponding decrease in case reserves, as gross case reserves decreased by only $4.8 million while net case reserves increased by about $0.5 million. Much of the reported adverse development can be tied to a small number of claims. Two related asbestos claims from our assumed reinsurance book accounted for $2.7 million in gross emergence and $2.1 million in net emergence with large payments being made. A mass tort claim from accident year 2005 against an insured hotel involving carbon monoxide discharge accounted for another $1.6 million direct and $1.0 million net. In light of these developments and a few additional reported claims, we decided to strengthen our IBNR position.

During 2007, while payment activity was less than we experienced in 2006, we experienced an unusual amount of case reserve activity. About two-thirds of the increase in net reserves was from case reserve adjustments. A $4.8 million case reserve increase was posted due to a reversal of a previous court decision for a claim involving pollution during the late 1980s. In addition, an insurance company we reinsured in the early 1980s and that went into liquidation in 1986, reported a number of claims in 2007. The largest of these involves asbestos. Because of this situation, we posted total net case reserves of $2.9 million. Also, a $2.2 million reserve adjustment was made on a 1983 asbestos related claim because the coverage layers below our excess policy had been exhausted. In addition to these case reserve increases, we made a minor adjustment in our emergence pattern assumptions that resulted in an increase in our total reserve position relative to industry benchmarks.

While our environmental exposure is limited, the ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2008	2007
Deferred tax assets:		
Tax discounting of claim reserves	$32,728	$ 35,800
Unearned premium offset	18,843	19,915
Net unrealized depreciation of securities	4,912	–
Other	6,999	10,203
Deferred tax assets before allowance	63,482	65,918
Less valuation allowance	–	–
Total deferred tax assets	$63,482	$ 65,918
Deferred tax liabilities:		
Net unrealized appreciation of securities	$ –	$ 51,757
Deferred policy acquisition costs	27,482	27,609
Book/tax depreciation	1,823	1,635
Undistributed earnings of unconsolidated investee	9,773	9,700
Other	263	259
Total deferred tax liabilities	39,341	90,960
Net deferred tax asset (liability)	$24,141	$(25,042)

Income tax expense attributable to income from operations for the years ended December 31, 2008, 2007, and 2006, differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2008	2007	2006
Provision for income taxes at the statutory federal tax rates	$37,309	$89,067	$65,413
Increase (reduction) in taxes resulting from:			
Dividends received deduction	(1,830)	(1,815)	(1,858)
ESOP dividends paid deduction	(508)	(471)	(469)
Tax-exempt interest income	(6,418)	(6,276)	(5,885)
Non-recurring tax benefit	–	(2,356)	(3,171)
Other items, net	(631)	460	(1,776)
Total	$27,922	$78,609	$52,254

Our effective tax rates were 26.2 percent, 30.9 percent, and 28.0 percent for 2008, 2007, and 2006, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2008 was lower than 2007 and 2006 due to the decrease in underwriting income and net realized losses, which were taxed at 35.0 percent. In addition, changes in items that are non-taxable, such as tax-exempt interest income, impact the effective tax rate. Partially offsetting tax expense in 2007 was a $2.4 million tax benefit recorded in the third quarter to reflect the benefit expected to be realized upon the future payment of certain accrued compensation. Results for 2006 include the favorable resolution of a tax examination. During 2006, the Internal Revenue Service (IRS) concluded an examination of our tax years 2000 through 2004. As a result of this exam, we recorded a $3.2 million tax benefit, resulting from a change in tax estimate related to the sale of assets.

Our net earnings include equity in earnings of unconsolidated investees. These investees do not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on these earnings at the corporate capital gains rate of 35 percent. In the third quarter of 2008, we received a $4.0 million dividend from Maui Jim. As required by SFAS 109, "Accounting for Income Taxes," we recognized a $1.1 million tax benefit in 2008 from applying the lower tax rate applicable to affiliated dividends as compared to the corporate capital gains rate on which the deferred tax liabilities were based. This benefit is included in the other items, net caption in the previous table. In the first quarter of 2007, we received a cash dividend of $5.9 million and recognized a $1.7 million tax benefit in 2006 from applying the lower tax rate. A dividend was also paid in 2006 by Maui Jim in the amount of $16.5 million and a $4.6 million tax benefit was recorded in 2005 from applying the lower tax rates. Although a dividend has been received for three straight years, we do not anticipate the payment of dividends to continue and expect to recover our investment through means other than receipt of dividends. On December 28, 2006, we sold our equity investment in TBW. This resulted in a realized capital gain of $16.2 million with a corresponding current tax expense of $5.7 million and the current recognition of tax expense of $5.5 million from the previously deferred tax expense on undistributed earnings of this unconsolidated investee.

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35 percent. We believe it is more likely than not that all deferred tax assets will be recovered given the carry back availability as well as the results of future operations, which will generate sufficient taxable income to realize the deferred tax asset. In addition, we believe when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35 percent.

Net federal and state income taxes paid in 2008, 2007, and 2006 amounted to $31.6 million, $87.8 million, and $53.1 million, respectively.

8. EMPLOYEE BENEFITS

PENSION PLAN

During 2003 through 2006, our board and management took a series of steps to freeze and terminate our defined benefit pension plan. The plan termination was finalized in 2006. All plan distributions were made in late 2006.

In 2006, we paid $14.4 million in benefits and had no remaining benefit obligation at December 31, 2006. We incurred $2.6 million in pension expense in 2006. No expenses were incurred in 2007 or 2008.

In September 2006, the FASB published SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. Because the plan termination was finalized in 2006, the implementation of SFAS 158 had no impact on our financial statements.

EMPLOYEE STOCK OWNERSHIP, 401(K) AND BONUS AND INCENTIVE PLANS

We maintain an Employee Stock Ownership Plan (ESOP), 401(k), and bonus and incentive plans covering executives, managers, and associates. At the board's discretion, funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity and Market Value Potential (MVP). MVP is a compensation model that measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers, and associates correspond with those of our shareholders.

Our 401(k) plan allows voluntary contributions by employees and permits ESOP diversification transfers for employees meeting certain age or service requirements. We provide a basic 401(k) contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made to the ESOP and 401(k), subject to the achievement of certain overall financial goals. For plan years prior to 2007, profit-sharing contributions were subject to a five-year cliff vest. For plan year 2007 and later, contributions vest after three years of service.

Our ESOP and 401(k) cover all employees meeting eligibility requirements. ESOP and 401(k) profit-sharing contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401(k)-related expenses (basic and profit-sharing) were $8.8 million, $9.8 million and $7.9 million, respectively, for 2008, 2007, and 2006.

During 2008, the ESOP purchased 118,902 shares of RLI stock on the open market at an average price of $53.85 ($6.4 million) relating to the contribution for plan year 2007. Shares held by the ESOP as of December 31, 2008, totaled 1,476,635 and are treated as outstanding in computing our earnings per share. During 2007, the ESOP purchased 90,561 shares of RLI stock on the open market at an average price of $57.92 ($5.2 million) relating to the contribution for plan year 2006. During 2006, the ESOP purchased 94,430 shares of RLI stock on the open market at an average price of $54.19 ($5.1 million) relating to the contribution for plan year 2005.

Annual bonuses are awarded to executives, managers, and associates through our incentive plans, provided certain financial and operational goals are met. Annual expenses for these incentive plans totaled $4.6 million, $15.8 million and $15.1 million for 2008, 2007, and 2006, respectively.

DEFERRED COMPENSATION

We maintain Rabbi Trusts for deferred compensation plans for directors, key employees, and executive officers through which our shares are purchased. The Emerging Issues Task Force consensus on Issue 97-14 governs the accounting for Rabbi Trusts. This issue prescribes an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock. The deferred compensation obligation is classified as an equity instrument.

The expense associated with funding these plans is recognized through salary and bonus expenses for key employees and executive officers. The expense recognized from the directors' deferred plan was $0.5 million, $0.5 million and $0.4 million in 2008, 2007, and 2006, respectively.

In 2008, the trusts purchased 18,496 shares of common stock on the open market at an average price of $51.62 ($1.0 million). In 2007, the trusts purchased 13,013 shares of our common stock on the open market at an average price of $56.76 ($0.7 million). In 2006, the trusts purchased 13,913 shares of our common stock on the open market at an average price of $51.61 ($0.7 million). At December 31, 2008, the trusts' assets were valued at $22.9 million.

STOCK OPTION AND STOCK PLANS

During 1995, we adopted and the shareholders approved a tax-favored incentive stock option plan (the incentive plan). During 1997, the shareholders approved the Outside Directors' Stock Option Plan (the directors' plan). Normal vesting for options granted was pro rata over five years under the incentive plan and pro rata over three years under the directors' plan with a 10-year life for both plans. The plans provided for grants of up to 3,125,000 shares under the incentive plan and 500,000 shares under the directors' plan. Through May 5, 2005, we had granted 2,640,188 options under these plans.

During 2005, our shareholders approved the RLI Corp. Omnibus Stock Plan (omnibus plan). In conjunction with the adoption of this plan, effective May 5, 2005, options will no longer be granted under the two other option plans previously in existence. The purpose of the omnibus plan is to promote our interests and those of our shareholders by providing our key personnel an opportunity to acquire a proprietary interest in the company and reward them for achieving a high level of corporate performance and to encourage our continued success and growth. Awards under the omnibus plan may be in the form of restricted stock, stock options (both incentive and nonqualified), stock appreciation rights, performance units, as well as other stock based awards. Eligibility under the omnibus plan is limited to our employees or employees of any affiliate and to individuals or entities who are not employees but who provide services to us or an affiliate, including services provided in the capacity of consultant, advisor or director. The granting of awards is solely at the discretion of the executive resources committee and the board of directors. The total number of shares of common stock available for distribution under the omnibus plan may not exceed 1,500,000 shares (subject to adjustment for changes in our capitalization). Since 2005, we have granted 948,100 stock options under this plan, including 267,000 in 2008.

Under the omnibus plan, we grant stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. Options generally vest and become exercisable ratably over a five-year period and have a ten-year life. The related compensation expense is recognized over the requisite service period. In most instances, the requisite service period and vesting period will be the same. For participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75, the requisite service period is deemed to be met and options are immediately expensed on the date of grant. For participants who will become retirement eligible during the vesting period, the requisite service period over which expense is recognized is the period between the grant date and the attainment of retirement eligibility. Shares issued upon option exercise are newly issued shares.

Shares issued may be less than the number of shares actually exercised, as our plan allows participants to swap shares to cover the option exercise price and taxes due upon option exercise. Shares swapped are valued at the closing stock price on the date of option exercise. In these instances, the actual number of shares issued will be less than the options exercised and can result in a decrease to shareholders' equity. Specifically, when options are exercised with significant intrinsic value (i.e. market value in excess of exercise price) and the exercise is facilitated via a stock swap, amounts withheld for taxes result in a decrease in shareholders' equity. During 2008, the aggregate intrinsic value of options exercised was $16.6 million. A majority of these options were exercised via stock swaps with taxes withheld at the statutory minimum rate. As shown in the Consolidated Statements of Shareholders' Equity, the exercise of options in 2008 resulted in a decrease to paid-in-capital, as the taxes withheld pursuant to swaps exceeded amounts paid in for options that were exercised using cash.

The following tables summarize option activity in 2008, 2007, and 2006:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2008	1,605,252	$36.34		
Options granted	267,000	$51.03		
Options exercised	(439,404)	$22.37		$16,616
Options cancelled/forfeited	(3,720)	$50.04		
Outstanding options at December 31, 2008	1,429,128	$43.35	6.46	$23,999
Exercisable options at December 31, 2008	853,367	$37.12	5.07	$19,645

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2007	1,632,019	$31.30		
Options granted	241,300	$56.15		
Options exercised	(261,527)	$22.76		$9,255
Options cancelled/forfeited	(6,540)	$49.83		
Outstanding options at December 31, 2007	1,605,252	$36.34	5.84	$32,822
Exercisable options at December 31, 2007	1,206,951	$30.57	4.81	$31,642

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2006	1,931,627	$26.53		
Options granted	206,300	$50.31		
Options exercised	(459,828)	$18.98		$15,997
Options cancelled/forfeited	(46,080)	$39.48		
Outstanding options at December 31, 2006	1,632,019	$31.30	5.75	$41,015
Exercisable options at December 31, 2006	1,429,219	$28.59	5.23	$39,770

The majority of our options are granted annually at the board meeting in May. In 2008, 267,000 options were granted with an average exercise price of $51.03 and an average fair value of $13.01. Of these grants, 218,000 were granted at the board meeting in May with a calculated fair value of $12.38. We recognized $2.6 million of expense during 2008 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $0.9 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $4.3 million, which will be recognized over the remainder of the vesting period.

In 2007, 241,300 options were granted with an average exercise price of $56.15 and an average fair value of $15.15. Of these grants, 202,600 were granted at the board meeting in May with a calculated fair value of $15.11. We recognized $1.8 million of expense during 2007 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $0.6 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $3.5 million, which will be recognized over the remainder of the vesting period.

In 2006, 206,300 options were granted with an average exercise price of $50.31 and an average fair value of $13.95. Of these grants, 171,900 were granted at the board meeting in May 2006 with a calculated fair value of $13.97. We recognized $0.8 million of expense during 2006 related to 2006 grants. Since options granted in 2006 were non-qualified, we recorded a tax benefit of $0.3 million in 2006 related to this compensation expense. Total unrecognized compensation expense in 2006 relating to these grants was $1.9 million, which will be recognized over the remainder of the five-year vesting period.

The fair value of options were estimated using a Black-Scholes based option pricing model with the following grant-date assumptions and weighted average fair values:

	2008	2007	2006
Weighted-average fair value of grants	$13.01	$15.15	$13.95
Risk-free interest rates	3.29%	4.56%	4.99%
Dividend yield	1.53%	1.47%	1.51%
Expected volatility	24.01%	21.78%	22.35%
Expected option life	6.40 years	6.95 years	6.31 years

The risk-free rate is determined based on U.S. treasury yields that most closely approximate each option's expected life. The dividend yield is calculated based on the average annualized dividends paid during the most recent five-year period. The expected volatility is calculated by computing the weighted average of the most recent one-year volatility, the most recent volatility based on expected life and the median of the rolling volatilities based on the expected life of RLI stock. The expected option life is determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year's grant.

During 2004, the shareholders approved the NonEmployee Directors' Stock Plan (stock plan). An aggregate of 200,000 shares of common stock is reserved under the stock plan. The stock plan is designed to provide compensation to each nonemployee director in the form of a stock grant at the time of such director's election or appointment to the board of directors, and future stock grants based on continued service as a director. In conjunction with the shareholders' approval of the omnibus plan in May 2005, no further awards will be issued under the stock plan. Awards to outside directors will be made under the omnibus plan.

Total shares granted to outside directors under the omnibus plan were 4,700 in 2008, 2,949 in 2007 and 7,267 in 2006. Shares were granted at an average share price of $53.83 in 2008, $57.51 in 2007 and $51.72 in 2006. In 2006, 3,452 of the shares granted were issued under the directors' deferred plan. We recognized $0.3 million of expense relating to grants in 2008, compared to $0.2 million in 2007 and $0.4 million in 2006.

POST-RETIREMENT BENEFITS OTHER THAN PENSION

In 2002, we began offering certain eligible employees post-employment medical coverage. Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Former employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will become eligible for this benefit. The COBRA rate established for participating employees has historically covered the cost of providing this coverage.

9. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

Our insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory nonadmitted assets, and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed maturities.

Year-end statutory surplus presented in the table below includes $31.3 million of RLI stock (cost basis of $64.6 million) held by Mt. Hawley Insurance Company. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

The following table includes selected information for our insurance subsidiaries for the year ending and as of December 31:

(in thousands)	2008	2007	2006
Consolidated net income, statutory basis	$ 74,478	$177,307	$136,135
Consolidated surplus, statutory basis	$678,041	$752,004	$746,905

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus as of December 31 of the preceding year or the net income of the Company for the 12-month period ending December 31 of the preceding year. Stand-alone net income for RLI Ins. was $26.7 million for 2008. Therefore, the maximum dividend distribution that can be paid by RLI Ins. during 2009 without prior approval is $67.8 million which represents 10 percent of RLI Ins.'s policyholder surplus at December 31, 2008. The 12-month rolling limitation for 2008, based on the above criteria, was $126.2 million. In 2008, a total cash dividend of $70.0 million was paid by RLI Ins. These dividends were paid to provide additional capital to RLI Corp. and used for the share repurchase plan, shareholder dividends, interest on senior notes, and general corporate expenses. In 2007, a total cash dividend of $149.7 million was paid by RLI Ins. after obtaining permission for special dividends from the Illinois Department of Insurance.

10. COMMITMENTS AND CONTINGENT LIABILITIES

We are the plaintiff and a defendant in an action captioned RLI Insurance Co. v. Commercial Money Center, which was filed in U.S. District Court, Southern District of California (San Diego) on February 1, 2002. Other defendants in that action are Commercial Servicing Corporation ("CSC"), Sterling Wayne Pirtle, Anita Pirtle, Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank and Sky Bank. We filed a similar complaint against the Bank of Waukegan in San Diego, California Superior Court. Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank, Sky Bank and Bank of Waukegan are referred to here as the "investor banks." The litigation arises out of the equipment and vehicle leasing program of Commercial Money Center ("CMC"). CMC originated leases, procured bonds pertaining to the performance of obligations of each lessee under each lease, and then formed "pools" of such leases that it marketed to banks and other institutional investors. We sued for rescission and/or exoneration of the bonds we issued to CMC and sale and servicing agreements we entered into with CMC and the investor banks, which had invested in CMC's equipment leasing program. We contend we were fraudulently induced to issue the bonds and enter into the agreements by CMC, who misrepresented and concealed the true nature of its program and the underlying leases originated by CMC (for which bonds were procured). We also sued for declaratory relief to determine our rights and obligations, if any, under the instruments. Each investor bank disputes our claims for relief. CMC is currently in Chapter 7 bankruptcy proceedings.

Between the dates of April 4 and April 18, 2002, each investor bank subsequently filed a complaint against us in various state courts, which we removed to U.S. District Courts. Each investor bank sued us on certain bonds we issued to CMC as well as a sale and servicing agreement between the investor bank, CMC and us. Each investor bank sued for breach of contract, bad faith and other extra-contractual theories. We have answered and denied each investor bank's claim to entitlement to relief. The investor banks claimed entitlement to aggregate payment of approximately $53 million under either the surety bonds or the sale and servicing agreements, plus unknown extra-contractual damages, attorney's fees and interest. On October 25, 2002, the judicial panel for multi-district litigation ("MDL Panel") transferred 23 actions pending in five federal districts involving numerous investor banks, five insurance companies and CMC to the Federal District Court for the Northern District of Ohio for consolidated pretrial proceedings, assigning the litigation to the Honorable Kathleen O'Malley.

In the third quarter of 2005, we reached a confidential settlement agreement with Lakeland Bank. This settlement ended our litigation with Lakeland, but did not resolve our pending litigation with the four other investor banks. The settlement with Lakeland related to surety bonds representing approximately 17 percent of the amount to which the five investor banks had claimed entitlement. The settlement did not have a material adverse effect on our financial statements taken as a whole. In addition, in August 2005, the Federal District Court denied outright the investor banks' motion for judgment on the pleadings and subsequently ordered all remaining cases to mandatory mediation. Mediations held in January 2006 between us and each of the four remaining investor banks did not resolve the claims of those investor banks. In September 2006, the Court issued a case management order governing expert witness discovery and future motion practice. In the second quarter of 2007, we reached a confidential settlement agreement with Sky Bank. In the third quarter of 2007, we reached a confidential settlement agreement with Ameriana Bank. These settlements ended our litigation with Sky Bank and Ameriana Bank but did not resolve our pending litigation with the remaining two investor banks (Bank of Waukegan and Atlantic Coast Federal, whose initial bond penal sum claims total approximately $9.3 million). The settlements with Sky Bank and Ameriana Bank related to surety bonds representing approximately 66 percent of the amount to which the five investor banks had claimed entitlement. In the first quarter of 2008, we reached a confidential settlement agreement with the Bank of Waukegan. In the fourth quarter of 2008, we reached a confidential settlement agreement with Atlantic Coast Federal Bank. The settlements with Bank of Waukegan and Atlantic Coast Federal related to surety bonds representing approximately 17 percent of the amount to which the five investor banks had claimed entitlement. With these latter two settlements, we have now reached settlements with each of the five investor banks that had claimed entitlement under the surety bonds issued by RLI.

In addition, we are party to numerous claims and losses that arise in the normal course of our business. Many of such claims or losses involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses will not have a material adverse effect on our financial condition, results of operations or cash flows. We are also involved in various other legal proceedings and litigation unrelated to our insurance business that arise in the ordinary course of business operations. Management believes that any liabilities that may arise as a result of these legal matters will not have a material adverse effect on our financial condition or operating results.

We have capital lease obligations for leased computers and operating lease obligations for regional office facilities. These leases expire in various years through 2014. Expense associated with these leases totaled $3.9 million in 2008, $3.7 million in 2007 and $3.4 million in 2006. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)	
2009	$ 3,676
2010	3,257
2011	2,644
2012	2,336
2013	939
2014	96
Total minimum future rental payments	$12,948

11. OPERATING SEGMENT INFORMATION

The following table summarizes our segment data as specified by SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by management.

The segments of our insurance operations include casualty, property, and surety. The casualty segment includes liability coverages where loss and related settlement expenses are subject to greater estimation, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions.

The property segment is comprised of insurance coverages providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires, and hurricanes. Losses are developed in a relatively short period of time.

The surety segment offers a selection of small and medium-size commercial coverages related to the statutory requirement for bonds on construction and energy-related projects. The results of this segment are generally characterized by relatively low loss ratios. Expense ratios tend to be higher due to the high volume of transactions at lower premium levels and higher commissions.

Net investment income is the by-product of the interest and dividend income streams from our investments in fixed income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of our insurance segments. Investee earnings represent our share in Maui Jim earnings and, through 2006, TBW earnings. We own approximately 40 percent of Maui Jim, which operates in the sunglass and optical goods industries, and, up until the sale in December, 2006, 21 percent of TBW, a mortgage origination company; both companies are privately held.

The following table provides financial data used by management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule.

REVENUES

(in thousands)	2008	2007	2006
Casualty	$313,481	$343,402	$348,217
Property	146,863	138,367	122,581
Surety	68,420	62,709	59,540
Segment totals before income taxes	$528,764	$544,478	$530,338
Net investment income	78,986	78,901	71,325
Net realized gains (losses)	(46,738)	28,966	31,045
Total	$561,012	$652,345	$632,708

DEPRECIATION AND AMORTIZATION

(in thousands)	2008	2007	2006
Casualty	$1,648	$1,825	$2,086
Property	872	891	963
Surety	604	588	501
Segment totals before income taxes	$3,124	$3,304	$3,550

NET EARNINGS (LOSSES)

(in thousands)	2008	2007	2006
Casualty	$ 46,507	$101,863	$ 68,393
Property	15,813	30,569	4,988
Surety	20,743	23,333	10,675
Net Underwriting Income	$ 83,063	$155,765	$ 84,056
Net investment income	78,986	78,901	71,325
Realized gains (losses)	(46,738)	28,966	31,045
General corporate expense and interest on debt	(13,557)	(16,471)	(14,650)
Equity in earnings of unconsolidated investees	4,844	7,315	15,117
Total earnings before income taxes	$106,598	$254,476	$186,893
Income taxes	27,922	78,609	52,254
Total	$ 78,676	$175,867	$134,639

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2008	2007	2006
CASUALTY			
General liability	$140,891	$167,876	$180,037
Commercial and personal umbrella	65,091	66,281	64,730
Commercial transportation	46,710	49,119	48,285
Specialty program business	31,425	29,362	25,507
Executive products	13,846	12,029	13,040
Other	15,518	18,735	16,618
Total	$313,481	$343,402	$348,217
PROPERTY			
Commercial property	$ 85,271	$ 92,634	$ 91,507
Marine	48,166	32,868	16,785
Other property	13,426	12,865	14,289
Total	$146,863	$138,367	$122,581
SURETY	$ 68,420	$ 62,709	$ 59,540
Grand total	$528,764	$544,478	$530,338

12. UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2008					
Net premiums earned	$135,965	$132,295	$130,850	$129,654	$528,764
Net investment income	19,258	19,605	19,844	20,279	78,986
Net realized investment gains (losses)	3,741	8,075	(24,212)	(34,342)	(46,738)
Earnings before income taxes	35,961	57,121	7,696	5,820	106,598
Net earnings	25,459	38,650	8,586	5,981	78,676
Basic earnings per share [1]	$1.16	$1.80	$0.40	$0.28	$3.65
Diluted earnings per share [1]	$1.14	$1.77	$0.40	$0.28	$3.60
2007					
Net premiums earned	$137,977	$137,488	$134,111	$134,902	$544,478
Net investment income	18,990	19,077	20,433	20,401	78,901
Net realized investment gains	4,625	14,967	3,822	5,552	28,966
Earnings before income taxes	47,138	73,847	87,355	46,136	254,476
Net earnings	32,517	49,853	61,539	31,958	175,867
Basic earnings per share [1]	$1.35	$2.09	$2.61	$1.41	$7.46
Diluted earnings per share [1]	$1.32	$2.04	$2.56	$1.38	$7.30

(1) Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of earnings and comprehensive earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Chicago, Illinois
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited RLI Corp. and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of earnings and comprehensive earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2008, and our report dated February 25, 2009, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chicago, Illinois
February 25, 2009

STATEMENT OF FINANCIAL REPORTING RESPONSIBILITY

The management of RLI Corp. and Subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

Management has established and maintains internal control throughout its operations that is designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. Internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Management considers the recommendations of its internal auditor and independent registered public accounting firm concerning the Company's internal control and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented.

The accompanying financial statements have been audited by KPMG LLP (KPMG), an independent registered public accounting firm selected by the audit committee and approved by the shareholders. Management has made available to KPMG all of the Company's financial records and related data, including minutes of directors' meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

The audit committee is comprised of four independent directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent registered public accounting firm and the internal auditor have ready access to the audit committee.

Jonathan E. Michael
President, CEO

Joseph E. Dondanville, CPA
Senior Vice President, CFO

REPORT ON CONTROLS AND PROCEDURES

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Our internal control over financial reporting as of December 31, 2008 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.

Jonathan E. Michael
President, CEO

Joseph E. Dondanville, CPA
Senior Vice President, CFO

GLOSSARY

ADMITTED COMPANY
An insurer domiciled in one state licensed to do business in one or more other states.

COMBINED RATIO (GAAP)
A common measurement of underwriting profit (less than 100) or loss (more than 100). The sum of the expense and the loss ratios, which are based on premiums earned.

COMBINED RATIO (STATUTORY)
The same as a GAAP combined ratio, except in calculating the expense ratio, the denominator used is net premiums written instead of net premiums earned.

COMPREHENSIVE EARNINGS
The sum of net after-tax earnings and net after-tax unrealized gains (losses) on investments.

COMMERCIAL GENERAL LIABILITY INSURANCE
Liability coverage for all premises and operations, other than personal, for non-excluded general liability hazards.

CONSOLIDATED REVENUE
Net premiums earned plus net investment income and realized gains (losses).

DIFFERENCE IN CONDITIONS (DIC) INSURANCE
Coverage for loss normally excluded in standard commercial or personal property policies, particularly flood and earthquake.

EXCESS INSURANCE
A policy or bond covering against certain hazards, only in excess of a stated amount.

EXPENSE RATIO
The percentage of the premium used to pay all the costs of acquiring, writing and servicing business.

FIRE INSURANCE
Property insurance on which the predominant peril is fire, but generally includes wind and other lines.

GAAP
Generally accepted accounting principles.

HARD/FIRM MARKET
When the insurance industry has limited capacity available to handle the amount of business written, creating a seller's market, driving insurance prices upward.

INLAND MARINE INSURANCE
Property coverage for perils arising from transportation of goods or covering types of property that are mobile, and other hazards.

LOSS RATIO
The percentage of premium used to pay for losses incurred.

MARKET CAP
Short for market capitalization. The value of a company as determined by the market. Multiply the share price by the number of outstanding shares. Can change daily.

MARKET VALUE POTENTIAL (MVP)
An RLI incentive plan covering all employees that requires we first generate a return in excess of our cost of capital, aligning our interests with those of shareholders.

PROFESSIONAL LIABILITY INSURANCE
Insures against claims for damages due to professional misconduct or lack of ordinary care in the performance of a service.

REINSURER/REINSURANCE
A company that accepts part or all of the risk of loss covered by another insurer. Insurance for insurers.

RESERVES
Funds set aside by an insurer for meeting estimated obligations when due. Periodically readjusted.

SOFT MARKET
When the insurance industry has excess capacity to handle the amount of business written, creating a buyer's market, lowering insurance prices overall.

STANDARD LINES VS. SPECIALTY LINES
Those insurance coverages or target market segments that are commonly insured through large, admitted insurers using standard forms and pricing are in contrast to unique insurance coverages or selected market niches that are served by only a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.

SURETY BOND
Provides for compensation if specific acts are not performed within a stated period.

SURPLUS LINES COMPANY
In most states, an insurer not licensed to do business in that state, but which may sell insurance in the state if admitted insurers decline to write a risk.

TRANSPORTATION INSURANCE
Coverage for transporting people or goods by land. For RLI, this involves motor vehicle transportation and focuses on automobile liability and physical damage, with incidental public liability, umbrella and excess liability, and motor truck cargo insurance.

UNREALIZED GAINS (LOSSES)
The result of an increase (decrease) in fair value of an asset which is not recognized in the traditional statement of income. The difference between an asset's fair and book values.

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2008.

(amounts in thousands, except per share data)		2008	2007	2006	2005	2004
OPERATING RESULTS						
Gross premiums written [1]	$	681,169	739,334	799,013	756,012	752,588
Consolidated revenue	$	561,012	652,345	632,708	569,302	578,800
Net earnings	$	78,676	175,867	134,639	107,134	73,036
Comprehensive earnings (loss)[2]	$	(1,895)	166,423	156,999	83,902	81,354
Net cash provided from operating activities	$	161,334	127,023	171,775	198,027	188,962
FINANCIAL CONDITION						
Total investments	$	1,658,828	1,839,777	1,828,241	1,697,791	1,569,718
Total assets	$	2,419,401	2,626,523	2,771,296	2,735,870	2,468,775
Unpaid losses and settlement expenses	$	1,159,311	1,192,178	1,318,777	1,331,866	1,132,599
Total debt	$	100,000	127,975	100,000	115,541	146,839
Total shareholders' equity	$	708,154	774,422	756,520	692,941	623,661
Statutory surplus[3]	$	678,041	752,004	746,905	690,547	605,967 [6]

		2008	2007	2006	2005	2004
SHARE INFORMATION						
Net earnings per share:						
Basic	$	3.65	7.46	5.40	4.21	2.90
Diluted	$	3.60	7.30	5.27	4.07	2.80
Comprehensive earnings (loss) per share:[2]						
Basic	$	(0.09)	7.06	6.30	3.30	3.23
Diluted	$	(0.09)	6.91	6.14	3.19	3.12
Cash dividends declared per share	$	0.99	0.87	0.75	0.63	0.51
Book value per share	$	32.98	34.95	31.17	27.12	24.64
Closing stock price	$	61.16	56.79	56.42	49.87	41.57
Stock split						
Weighted average shares outstanding:[4,7]						
Basic		21,540	23,574	24,918	25,459	25,223
Diluted		21,848	24,085	25,571	26,324	26,093
Common shares outstanding		21,474	22,155	24,273	25,551	25,316
OTHER NON-GAAP FINANCIAL INFORMATION[1]						
Net premiums written to statutory surplus[3]		76%	72%	74%	72%	84%
GAAP combined ratio[5]		84.2	71.4	84.1	86.0	92.2
Statutory combined ratio[3,5]		85.7	73.3	84.0	86.7	93.8

2003	2002	2001	2000	1999	1998
742,477	707,453	511,985	437,867	339,575	291,073
519,886	382,153	309,354	263,496	225,756	168,114
71,291	35,852	31,047	28,693	31,451	28,239
97,693	13,673	11,373	42,042	20,880	51,758
191,019	161,971	77,874	53,118	58,361	23,578
1,333,360	1,000,027	793,542	756,111	691,244	677,294
2,134,364	1,719,327	1,390,970	1,281,323	1,170,363	1,012,685
903,441	732,838	604,505	539,750	520,494	415,523
147,560(6)	54,356	77,239	78,763	78,397	39,644
554,134	456,555(4)	335,432	326,654	293,069	293,959
546,586(6)	401,269(4)	289,997	309,945	286,247	314,484
2.84	1.80	1.58	1.46	1.55	1.34
2.76	1.75	1.55	1.44	1.54	1.33
3.89	0.69	0.58	2.14	1.03	2.46
3.78	0.67	0.57	2.11	1.02	2.43
0.40	0.35	0.32	0.30	0.28	0.26
22.02	18.50(4)	16.92	16.66	14.84	14.22
37.46	27.90	22.50	22.35	17.00	16.63
	200%(7)				125%
25,120	19,937	19,630	19,634	20,248	21,028
25,846	20,512	20,004	19,891	20,444	21,276
25,165	24,681	19,826	19,608	19,746	20,670
87%	103%	109%	84%	79%	46%
92.0	95.6	97.2	94.8	91.2	88.2
93.1	92.4	95.8	95.8	90.1	88.4

(1) See page 2-3 for information regarding non-GAAP financial measures.

(2) See note 1.Q to the consolidated financial statements.

(3) Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(4) On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

(5) The GAAP and statutory combined ratios are impacted by favorable development on prior accident years' loss reserves. See note 6 for further discussion.

(6) On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.

(7) On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retroactively stated to reflect this split.

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 7, 2009, at our offices at 9025 N. Lindbergh Drive, Peoria, Ill.

TRADING AND DIVIDEND INFORMATION

	Closing Stock Price			Dividends
2008	High	Low	Ending	Declared
1st Quarter	$56.68	$48.48	$49.57	$.23
2nd Quarter	54.03	46.93	49.47	.25
3rd Quarter	66.61	44.64	62.09	.25
4th Quarter	62.38	46.71	61.16	.26

	Closing Stock Price			Dividends
2007	High	Low	Ending	Declared
1st Quarter	$58.38	$51.00	$54.93	$.20
2nd Quarter	58.11	54.79	55.95	.22
3rd Quarter	60.82	55.82	56.72	.22
4th Quarter	60.60	55.13	56.79	.23

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 33 consecutive years.

STOCK OWNERSHIP

December 31, 2008	Shares	%
Insiders	2,255,824	10.5
ESOP	1,476,635	6.9
Institutions & other public	17,741,970	82.6
Total outstanding	21,474,429	100.0

SHAREHOLDER INQUIRIES

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar:

Wells Fargo Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 468-9716 or (651) 450-4064
Fax: (651) 450-4033
Email: stocktransfer@wellsfargo.com

DIVIDEND REINVESTMENT PLANS

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our website: 2008 summary annual report; 2008 financial report; 2009 proxy statement; 2008 annual report on form 10-K; code of conduct, corporate governance guidelines; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of our board. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	A+ (Superior)	RLI Group
Standard & Poor's:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company
Moody's:	A2 (Good)	RLI Insurance Company
	A2 (Good)	Mt. Hawley Insurance Company
	A2 (Good)	RLI Indemnity Company

CONTACTING RLI

For investor relations requests and management's perspective on specific issues, contact John Robison, treasurer, at (309) 693-5846 or at john.robison@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.

RLI

DIFFERENT WORKS

9025 N. Lindbergh Drive, Peoria, IL 61615-1431 T 309-692-1000, 800-331-4929 F 309-693-1068
www.rlicorp.com RLI-1.5M-309

THE ROAD TO DIFFERENT

RLI CORP. 2008 SUMMARY ANNUAL REPORT



TABLE OF CONTENTS

THE ROAD TO DIFFERENT
RLI CORP. 2008 SUMMARY ANNUAL REPORT

2008 WAS A YEAR SPENT FOCUSING NOT ON ECONOMIC TURMOIL OR A RECORD NUMBER OF DISASTER DECLARATIONS, BUT ON WHAT MAKES US DIFFERENT — OUR BUSINESS MODEL. IN CHALLENGING MARKETS LIKE THE ONE WE EXPERIENCED THIS YEAR, SOME INSURANCE CARRIERS ARE TEMPTED TO COMPROMISE THEIR UNDERWRITING STANDARDS TO ATTRACT MORE BUSINESS. RLI'S BUSINESS MODEL DRIVES US TO DO THINGS DIFFERENTLY. IT REQUIRES US TO REMAIN FOCUSED ON PROFITABLE UNDERWRITING WHATEVER THE MARKET CYCLE.

We continue to seek the right opportunities to add product groups and expand our existing coverages when we can do so profitably. We make significant investments in the processes and technologies that differentiate RLI and make it easy for our customers to do business with us. We focus on improving our internal processes and strengthening the skills of our talented people.

While no company is cycle-proof, we find our niche focus and diverse portfolio of products make a difficult market easier to navigate. We're better able to weather the tough times of a soft market and position our company for the benefit of the hard market to follow. Our long history of strength and stability — evidenced by our A+ ratings — validates our unique way of doing business. This successful business model guides us as we chart our course on *The Road to Different.*

PRESIDENT'S LETTER

IN TODAY'S MARKET, INVESTORS ARE LOOKING FOR COMPANIES THAT ARE FINANCIALLY SOUND AND THAT FOLLOW A CONSERVATIVE INVESTMENT POLICY. THEY'RE SEEKING COMPANIES WITH DEEP-ROOTED CORE COMPETENCIES THAT ARE PLANNING FOR THE FUTURE — INVESTING IN NEW PRODUCTS AND PEOPLE, AND IMPROVING PROCESSES TO TAKE ADVANTAGE OF MARKET OPPORTUNITIES. THEY'RE LOOKING FOR MANAGEMENT TEAMS THAT HAVE A HISTORY OF SUCCESS IN A VARIETY OF DIFFERENT MARKET CYCLES.

The market rewards insurance managers for delivering results in three key areas: underwriting and investment income, return on equity, and book value growth. These metrics drive our activities — and our track record in these areas has been excellent.

2008 was a year of unprecedented turbulence for the insurance marketplace — from record numbers of disasters to economic upheaval. The United States saw 75 disaster declarations, tying the highest year on record, according to FEMA. Severe storms, tornadoes, floods, landslides, wildfires, and a number of hurricanes, including Gustav and Ike, adversely impacted the industry with large property and catastrophe losses; while we were not immune to these events, we still posted a property combined ratio of 89.3 percent for the year.



Jonathan E. Michael
PRESIDENT & CEO

On the economic front, we also saw a year for the record books. The subprime mortgage fallout, asset problems, liquidity crisis, and the general economic downturn were a cascade of negative influences on our economy. The S&P 500 index experienced a decline of 37 percent for 2008, while RLI shareholders had a total return of 10 percent with dividends. We maintain a high quality fixed income portfolio, having steered clear of collateralized debt obligations, credit default swaps, and the subprime mortgage market. Our equity portfolio continues to emphasize dividend-paying stocks with less volatility than the general S&P 500. In fact, our overall investment portfolio's return for the year was down just 4.4 percent, compared to higher negative returns for other insurance companies and the financial sector in general. Again this year, our A+ ratings were reaffirmed by A.M. Best and Standard & Poor's. Our balance sheet remains ready to support growth as profitable opportunities arise.

Let me reiterate how RLI is different — and how we outperform the market in these turbulent times:

FOLLOWING A SUCCESSFUL ROADMAP

Successful strategies are the difference between a winning insurance company and an also-ran. Our 2008 combined ratio of 84.2 percent is proof of the winning strategies we employ and it marks the 13th consecutive year of underwriting income. Our company produced solid operating results in a year of unprecedented turmoil by following our key strategies:

- We allocate our capital to promising products where there is a market void, we can add value, and potential returns are attractive.
- We seek outstanding underwriting, claims, and support talent.
- We provide incentives to reward success and maximize shareholder value.


922
823
841
717
589
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386
307
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79
94
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00
01
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Over the past 15 years, RLI's total return to shareholders has been significantly better than that of the S&P 500.
Assumes $100 invested on December 31, 1993, in RLI and the S&P 500, with reinvestment of dividends.
Comparison of 15-year annualized total return – RLI: 15.94%, S&P 500: 6.45%

15-YEAR CUMULATIVE SHAREHOLDER RETURN

■ RLI ▒ S&P 500

RLI operates from a solid philosophy of keeping what works, improving everything we can, and changing those things that don't meet our standards of profitable performance.

POWERED BY UNDERWRITING

As a specialty insurance company, we are constantly looking for ways to grow our business and enhance shareholder value. In 2008, 41 underwriters joined RLI and we added five new areas of business: fidelity (bonds), design professionals (architects and engineers), cyber liability (network security and privacy), and casualty coverages for real estate investment trusts and environmental exposures. We are confident in the underwriters who lead these teams and believe we can be an effective player in these sectors. We expect these products to grow across the country similar to our other products, which we built by finding talented underwriters with an entrepreneurial spirit. Like those in our other product groups, these underwriters have a compensation structure that rewards underwriting profit — so they'll grow their business when it makes sense and walk away from business that is inadequately priced. Our home office provides support and oversight functions to make sure these businesses are achieving desired results, along with leading-edge technologies that enable us to better serve our customers.

Building the future comes with a price — we are investing in people and improving our processes in a soft rate environment. However, when the market turns, we should be well positioned to capitalize on new business opportunities rather than to turn away business because of a lack of underwriting capabilities.

MAINTAINING OUR FOCUS

2008 was a challenging year with considerable volatility and turmoil — a situation that for some was exacerbated by risky activities taking place over a number of years. Non-traditional and unregulated risk transfers proved to be flaws that rattled the industry with some companies eventually relying on the federal government for funding. This has


176
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$100 invested in RLI stock in 2003 would have grown to $176 by year-end 2008. An identical investment in the S&P 500 would have decreased to just $90. Assumes $100 invested on December 31, 2003, in RLI and the S&P 500, with reinvestment of dividends.

5-YEAR CUMULATIVE SHAREHOLDER RETURN

■ RLI S&P 500

resulted in major market uncertainty at a level never seen before, and has caused both producers and insureds to have concerns about how things they don't know could affect the financial stability of their business partners.

As a result of the changing landscape, we are seeing opportunities to serve new markets. We continue to stay true to our core skills, abilities, and underwriting standards, and we don't take unnecessary risks with the trust we have developed with our brokers, agents, and insureds. They can rest assured that they are protected by a financially sound insurance company.

Clearly there are more challenges ahead in 2009 — not only in our industry but also the economy as a whole. I believe prices will firm later in 2009 given the amount of industry capital that has been lost. We are seeing prices firm in reinsurance, which is usually a precursor to a hardening market. Insurance companies need to strengthen their balance sheets and I believe will raise prices to advance that effort.

However, a hardening market on its own doesn't translate into profits for insurers. We recognize that this is a challenging time for many of our current and potential customers. We will maintain our underwriting discipline to be a consistent and reliable market for our customers.

TRUSTING OUR DRIVERS

It's important to know that our underwriters have successfully steered through a variety of challenging market conditions and cycles. Our product vice presidents have extensive insight and knowledge in their respective markets and average more than 25 years of insurance industry experience. The members of our leadership team are seasoned veterans in the specialty insurance industry and are skilled stewards of corporate profitability. My point is simple — our team has the experience to successfully navigate through these extraordinary times.

FINANCIAL HIGHLIGHTS

In thousands, except combined ratio and per-share data

	2008	2007	% change
Gross premiums written	$ 681,169	739,334	(7.9)
Net premiums written	513,456	538,763	(4.7)
Consolidated revenue	561,012	652,345	(14.0)
Net earnings	78,676	175,867	(55.3)
GAAP combined ratio	84.2	71.4	17.9
Total shareholders' equity	708,154	774,422	(8.6)
Per-share data:			
Net earnings	$ 3.60	7.30	(50.7)
Cash dividends declared	0.99	0.87	13.8
Book value	32.98	34.95	(5.6)
Year-end closing stock price	61.16	56.79	7.7
Return on equity	10.7%	22.5%	(52.4)


100%
90.1
95.8
95.8
92.4
93.1
93.8
86.7
84.0
73.3
85.7
99
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03
04
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Underwriting profitability requires a combined ratio under 100 percent. Our average statutory combined ratio has beaten the industry average by 14 points over the last decade.

RLI Industry (2008 estimated)

STATUTORY COMBINED RATIO

A great company is one composed of great people; by great people, I mean those who are creative and have the ability to think outside the box. Our employees realize that to be successful we have to do our jobs differently than the competition. We must work smarter and figure out better ways to deliver real value to our customers. We're constantly searching for new products and for ways to make existing products better for our customers. Our skilled, talented, and creative employees — equipped with the right technology and training — make a difference for RLI every day. In fact, they form the foundation for our future success.

LOOKING AT THE ROAD AHEAD

RLI continues to believe strongly in the ability of our people and profitability of our products and is poised to grow as market opportunities warrant. We have added underwriting capacity and diversified both geographically and by product line. Diversification limits the risk coming from any one product, and provides a wide range of growth opportunities as we look at the challenging road ahead in 2009.

I expect the market fallout will continue for those companies that built their foundations on shifting sands and didn't stay true to their core values and principles. But with RLI, you can be assured we remain committed to the fundamental principles that have historically guided us in the markets we serve. We have worked too hard over the last 44 years to jeopardize the trust and confidence of our customers. RLI is rock solid because we stay true to our values: integrity, respect, customer focus, and personal ownership in our business.

Jonathan E. Michael
PRESIDENT & CEO
FEBRUARY 25, 2009

RLI AT A GLANCE

OUR COMPANY, OUR MISSION, OUR LOCATIONS

OUR COMPANY

Who We Are: We are a specialty property and casualty insurer operating nationwide on both an admitted (regulated) and excess and surplus lines (less regulated) basis. We combine profitable underwriting, solid investment returns, and effective capital management to deliver consistent, long-term growth in shareholder value. Our officers and employees are rewarded on metrics that align with our shareholders' interests. Insurance is an industry with more than $500 billion in direct written premiums. In 2008, we generated $681.2 million in gross written premiums — 59 percent casualty, 30 percent property, and 11 percent surety. A.M. Best Company rates all three of our insurance subsidiaries A+ (Superior), a distinction held by fewer than 10 percent of all property and casualty insurance companies in the country.

How We Do It: We develop coverages designed to meet specific needs. These range from individually underwritten coverages, to highly automated, self-underwriting products, to highly complex coverages. We leverage technology to bring superior service to underserved customers. Our customers are businesses and individuals throughout the United States and its territories; in 2008, our premiums comprised 89 percent commercial lines and 11 percent personal lines. Insurance coverages are distributed through many means. Wholesale brokers help retail agencies place complex commercial coverages. Other products are more common, are "value added" coverages, or are specialized for an industry and are delivered through retailers. Some coverages are more suited for general agencies. Page 27 shows how RLI products are distributed.

OUR MISSION, VISION & VALUES

Mission: We provide our customers with outstanding service through innovative risk management products and solutions. We are dedicated to carefully chosen niche markets. We attract outstanding talent and continuously develop our expertise. We constantly re-evaluate, enhance, and reinvigorate our business model to create new products, services, and delivery systems. We create long-term shareholder value by pursuing profitable growth, underwriting for a profit, and earning returns that significantly exceed our cost of capital.

Vision: As the leading provider of specialized insurance and financial services, RLI is focused on building and managing a portfolio of innovative products and solutions that meet and surpass the expectations of shareholders.

Values: We are talented. We are innovative. We are customer focused. We are driven. We are people of integrity. We are respectful. We are owners.



FROM THE FOLLOWING RLI OFFICE LOCATIONS,
WE SERVE CUSTOMERS COAST TO COAST:

- Alpharetta, Ga.
- Atlanta, Ga.
- Bala Cynwyd, Pa.
- Boston, Mass.
- Broadview Heights, Ohio
- Carmel, Ind.
- Charlotte, N.C.
- Chesterfield, Mo.
- Chicago, Ill.
- DeWitt, N.Y.
- Glastonbury, Conn.
- Greensboro, Ga.
- Green Valley, Ariz.
- Hamburg, N.Y.
- Harahan, La.
- Honolulu, Hawaii
- Houston, Texas
- Indianapolis, Ind.
- Irvine, Calif.
- Irving, Texas
- Lake Oswego, Ore.
- Lee's Summit, Mo.
- Lexington, N.C.
- Los Angeles, Calif.
- Lynnwood, Wash.
- Madison, Wis.
- Montvale, N.J.
- Moorestown, N.J.
- Nashville, Tenn.
- Nashville, Texas
- New York, N.Y.
- Oakland, Calif.
- Peoria, Ariz.
- Peoria, Ill.
- Raymond, Neb.
- Roswell, Ga.
- San Diego, Calif.
- San Francisco, Calif.
- Sarasota, Fla.
- Saratoga Springs, N.Y.
- Seattle, Wash.
- Sioux Falls, S.D.
- Stamford, Conn.
- Stevensville, Md.
- Summit, N.J.
- Tempe, Ariz.
- Uwchland, Pa.
- West Des Moines, Iowa
- Westlake, Ohio
- Wexford, Pa.
- Woodland Hills, Calif.

REMAINING GROUNDED IN OUR PRINCIPLES WHILE REACHING FOR OPPORTUNITIES



DATA BREACH TRENDS

*AS REPORTED BY THE IDENTITY THEFT RESOURCE CENTER



21%
29%
37%
06
07
08

left/ The business community experienced a 76 percent increase in reports of data breaches in the last three years. In 2008, RLI recruited skilled underwriters to develop CyberSecure™ and provide liability coverage for this growing threat.

right/ For 10 years, RLI Transportation has focused on providing quality service, growing profitably, and diversifying product offerings.



1

A DIFFERENT VISION

A TOUGH MARKET IS THE PERFECT TIME TO FOCUS ON OPPORTUNITIES. THAT DOESN'T MEAN AGGRESSIVELY WRITING BUSINESS THAT ISN'T ATTRACTIVE; RATHER, IT MEANS BALANCING EVERY OPPORTUNITY FOR GROWTH WITH OUR FOCUS ON PROFITABLE UNDERWRITING, WHICH KEEPS US FINANCIALLY SECURE AND HELPS REAFFIRM OUR A+ RATINGS.

Over our history, we've successfully grown and strengthened RLI through new product development — seeking out new product groups that allow us to do what we do best: deliver custom underwriting solutions to niche markets. In 2008, that meant bringing on products like fidelity, which meets the market need for commercial crime coverages and fidelity bonds. We recruited a team of seasoned underwriters who have established relationships with top producers and the entrepreneurial zeal to lead a successful launch. In an environment where many underwriters are spread too thin, the RLI team is empowered to concentrate on addressing the unique requirements of this underserved market, delivering fidelity-focused solutions and expertise.

Similarly, our Executive Products Group examined current market trends and identified a need for a cyber liability product for network security and privacy — a coverage that was virtually unheard of a decade ago but today is imperative for those responsible for keeping a company's data secure. The expert team we brought on board is buoyed by the energy and time RLI has committed to getting this product launched.

We also focus on organic growth — looking for opportunities to build upon our successes in existing areas. For example, we recruited an underwriter to expand miscellaneous professional liability, a customized coverage for acts, errors and omissions, and negligence. The product itself is not new; what RLI will bring to the marketplace is underwriting talent with a dedicated focus and expertise to craft coverage designed specifically for a particular risk. Our surety division recruited new underwriters to expand their business into a number of new regions and local markets. This division continues to grow profitably across the board, thanks to a commitment to solid underwriting and superior service.

Both our Casualty Brokerage and E&S Property divisions experienced profitability through superior underwriting and a commitment to strengthening relationships with our producers. Our depth of underwriting experience and talent has positioned RLI to respond quickly to the changes within these major market segments. RLI Transportation, which recently celebrated its 10th anniversary, continues to focus on outstanding customer service, enhancing producer relationships, developing new market segments, and diversifying product offerings.

Market cycles come and go, each with its own set of challenges. And while RLI closely follows current trends, they don't dictate the way we manage our business. That's how we maintain consistency in the cyclical, soft and hard pricing environments of our chosen markets.

BUILDING BRIDGES THAT SURMOUNT BUSINESS CHALLENGES





left/ Agency owner Ron Schroeder appreciates the freedom provided by RLink2, which allows him to directly issue surety bonds.

right/ We're keeping producers well informed through new e-newsletters and electronic product updates.



2

A DIFFERENT RELATIONSHIP

RLI PRIDES ITSELF ON BEING A COMPANY THAT IS EASY TO DO BUSINESS WITH — SO WE'RE ALWAYS LOOKING FOR NEW WAYS TO HELP BROKERS AND AGENTS QUICKLY PROVIDE THE COVERAGE THEIR CUSTOMERS NEED. We continually invest in advanced system technologies that allow us to make prompt decisions and to quickly turn those decisions into quotes, binders, and policies. And we center underwriting authority with the underwriters rather than the home office — a structure that keeps the decision-makers more closely in touch with local market trends and needs. This unusual structure, combined with continuous technology improvements, enables us to be more responsive to our producers.

Our efforts in 2008 were focused on finding ways to streamline and simplify our systems and processes. For example, we developed the new PUP Access online system for issuing personal umbrella policies, which minimizes quoting time, improves work flow processes, and offers agile rate and form maintenance. We made improvements to Rlink2, a bond issuance system that allows agents to directly rate and issue bonds. This application makes available thousands of bond forms to our nationwide appointed agents. Our commercial package products allow retail agents to rate, quote, and bind a policy in just minutes. As a result of these and other technology initiatives, producers are finding that they can more quickly and easily serve their policyholders with superior results.

We focused on simplification in other areas, as well. For example, application forms and policies for RLI Marine's new yacht coverage use plain English instead of the complex language typical in the industry. And we removed a barrier to the issuance of professional liability policies by implementing best practices and creating a simple screening process that quickly gets producers to the application process.

We've also enhanced the value of our producer relationships by finding new ways to proactively communicate with the brokers and agents we serve. RLI's product-focused e-newsletters made more than 58,000 contacts in 2008 — communicating our appetite for risk in a variety of areas so producers are well-informed. Our electronic updates contain valuable product information and direct links to the application process. Our underwriters also keep producers informed — effectively communicating what they can and can't do, crafting solutions that provide the right coverage at the right time, and making the process of quoting and binding business both efficient and effective.

Making it easier to do business with RLI is one of our strategic goals. We made significant progress in 2008 and we'll continue to invest in working smarter through better systems and processes that make a difference for the brokers and agents we serve.



RELYING ON OUR STRONG FOUNDATION AND BUILDING FOR THE FUTURE



left/ RLI employees receive training on the common internal systems being launched to improve productivity throughout the company.

right/ RLI Marine's new yacht program reached its 2008 goals thanks to the rapid implementation of its web-based producer system.



3

A DIFFERENT FOUNDATION

RLI IS A SUCCESSFUL, FINANCIALLY STABLE INSURANCE COMPANY KNOWN FOR BEING DIFFERENT — IN PARTICULAR BECAUSE OF OUR UNIQUE BUSINESS MODEL DRIVEN BY PROFITABLE UNDERWRITING. But one of our biggest differentiators — and one of which our brokers, agents, and customers may not be aware — is the support that enables everyone in our organization to help our company and our customers achieve profitable results. We continually invest in our people, building on our talent and expertise. And we focus on improving the processes and technology support that help us better perform our jobs.

We're making strides in new product integration that allow us to efficiently integrate new groups or products and improve our time to market. Whether we're supporting a new opportunity or an existing line of business, we're speeding up the process by taking advantage of reusable technology components and proven strategies we have developed, rather than building systems from scratch. Not only are we able to deliver solutions more quickly, but because they are reusable, we're able to reduce costs while providing significant business value.

New and existing product groups took advantage of these new processes in 2008. Underwriters for new products like fidelity and design professionals shared their product knowledge with the information technology department, which turned that expertise into a functional system that allowed them to quickly enter their markets and begin providing coverage. We provided similar solutions to existing products and improved support for personal umbrella, surety, transportation, and contractors coverages.

In spite of the challenging market cycle, our financial strength allows us to continue building capabilities. We believe continued investments in our infrastructure and enterprise-wide software solutions will increase productivity through improved processes and increased communication and collaboration throughout the RLI organization. We continue to build the knowledge and skills of our people, too. In the last three years, we've hired 127 underwriters and placed a number of new associate underwriters into branch offices through our underwriter development program. More than 8 percent of our 725 employees hold the prestigious Chartered Property Casualty Underwriter designation (CPCU). In 2008 alone, employees increased their industry expertise by passing 218 separate professional exams offered through the Insurance Institute of America and the American Institute of CPCUs. Our technical expertise extends beyond underwriting into a number of areas, including claims, actuarial science, accounting, and information technology.

These investments in people and processes sustain our continued profitability, growth, and stability. And when we build on our own competitive advantages, we're able to deliver even more value to our producers and customers.

EXECUTIVE Q & A

1. WHY HAS RLI PERFORMED BETTER THAN THE MARKET AND INDUSTRY IN 2008?

There's no question that RLI is affected by what's happening with our economy and world market, yet we continue to outperform the market and industry. How do we do it? Simply put, it's our business model and underwriting talent that continue to be our greatest strengths. Achieving profitable underwriting and rewarding those responsible are a foundation of RLI's success. Our investments were down for the year — a reduction compared to last year's growth, but still much less than the significant negative returns for the broad markets and insurance industry in particular. Of course, the economic slowdown impacts our insureds too. By continuing to provide high-quality products and services, remaining responsive to their needs, and being good stewards of our assets, we're confident we can alleviate some of their concerns.

2. HOW DO YOU DETERMINE WHAT NEW PRODUCT LINES TO ENTER?

We're always looking for underserved markets and product segments that present good opportunities for profitable underwriting. In addition to communicating our interest through a variety of advertisements using our "Different Works" campaign, we proactively search for opportunities that fit our profit-first philosophy. We also seek out new underwriters, and they come to us, as well. Once we identify an opportunity, we thoroughly evaluate it, consider points of entry, and seek out highly skilled and experienced underwriters to lead the expansion effort. However, we always keep a keen eye on long-term profitable underwriting and will settle for nothing less. Few of the opportunities make the grade, but those that do demonstrate a strong potential for long-term success. Our primary goal is not premium volume, but quality, which leads to solid underwriting profits.

3. HOW DOES THE COMPANY MANAGE AND CONTROL RISK?

Risk management is the nature of our business and we take it very seriously. We have actively utilized risk management techniques to evaluate underwriting exposure for decades — long before it was a popular concept. And we rely on our years of experience and knowledge to interpret the data these techniques provide. Our insured exposures are managed through continuous monitoring, quality data collection, precise risk demographics, quantified geographic policy limits, and estimated loss scenarios. When events do occur, we conduct detailed claim and process reviews followed by changes to policy forms, computer systems, and internal processes. We manage our enterprise exposure through a variety of methodologies and techniques that consider everything from catastrophic probabilities to investment techniques. We focus on protecting our ability to meet future obligations and protect policyholder surplus and place special emphasis on maintaining high agency ratings from A.M. Best (A+ Superior) and Standard & Poor's (A+ Strong).

LEFT TO RIGHT:

Michael J. Stone
PRESIDENT & COO, RLI INSURANCE CO.

Joseph E. Dondanville
SENIOR VICE PRESIDENT & CFO, RLI CORP.



4. WHY WOULD A TEAM OF SKILLED UNDERWRITERS BE ATTRACTED TO RLI?

Because they get to do what they do best — and they're paid well to do it. Our superior business model has a long history of success, and it makes working with RLI an easy decision for any disciplined underwriter. We're different: We eliminate unnecessary bureaucracy, give our underwriters authority, and share the profits. Our entrepreneurial culture allows underwriters to use their experience and skill to develop crafted solutions. Our flat organizational structure creates a perfect environment to get decisions made quickly. And while we believe Peoria's a great place to live, we let underwriters stay where they are, keep their rooted relationships, and build on a track record of success. Our focus on underwriting for a profit is never lost and it's an element of each risk that is reviewed. We gladly sacrifice volume for profitability and successful underwriters appreciate this fact.

5. WHAT ROLE DOES THE ESOP PLAY IN RLI'S SUCCESS?

Introducing the Employee Stock Ownership Plan (ESOP) at RLI was an innovative decision made 35 years ago. We share the company profits with our employees and make them owners in the business. We believe that ownership is a key to our long-term success. The ESOP has been a fundamental source of that success and is a foundational element of what makes RLI different. As both shareholders and owners, our employees take a personal interest in the long-term success and profitability of our products and company. Employees know that RLI must stay focused on profitability as the true measure of success. In addition, they know that increasing efficiency, saving money, and reducing expenses brings profit to the bottom line. Sharing the rewards has always made strategic sense to RLI.

6. HOW DO YOU MEASURE SUCCESS?

We approach success by the numbers. It's a long view, much like an entire baseball season, rather than an individual pitch or inning. Like baseball, our business is played pitch by pitch and results in a number of wins and, yes, sometimes losses. So we must keep managing and making changes to improve our winning record. Looking at the numbers can seem cold at times, but it assures we don't lose our focus on what really matters. The driver of success is our philosophy of generating underwriting profits, which carries over into our asset and investment strategies, too. Success is the balance of several factors, including the lines of business we enter, the value we deliver to our customers, the underwriters we hire, how effectively we manage and deploy our capital, the employees we develop, and ultimately the financial results we achieve. To RLI, the ultimate measure of our success is bringing excellent financial returns to our customers, shareholders, and employees. Like baseball, it's all about working together as a team to give our best, sharing in the wins and celebrating together as champions of RLI.

REVIEW OF OPERATIONS

Consolidated revenue, as displayed in the table that follows, totaled $561.0 million for 2008, compared to $652.3 million in 2007 and $632.7 million in 2006.

	YEARS ENDED DECEMBER 31		
CONSOLIDATED REVENUE (IN THOUSANDS)	2008	2007	2006
Net premiums earned	$528,764	$544,478	$530,338
Net investment income	78,986	78,901	71,325
Net realized investment gains (losses)	(46,738)	28,966	31,045
Total consolidated revenue	$561,012	$652,345	$632,708

Revenue declined in 2008 as premiums earned from insurance operations were down and the financial market turmoil resulted in realized losses on investment securities. Net premiums earned declined 3 percent in 2008, returning to a level similar to 2006. Casualty premiums continued to decline due to overall rate softening and served to more than offset the increased premium writings our property and surety segments posted in the last three years and the subsequent earning of this premium as revenue. Despite a declining interest rate environment, investment income was flat compared to 2007, after posting a 10 percent increase in 2007. The result for 2007 was influenced by higher investment yields and an increased asset base over 2006. During 2008, we recorded $46.7 million in net realized investment losses, primarily from other-than-temporarily impaired securities. Impairment charges were recorded on a high-yield municipal bond fund and securities in the financial sector, as the credit crisis and financial turmoil negatively impacted fixed income and equity values in the latter half of 2008. In 2007 and 2006, net realized gains contributed significantly to revenue. Results in 2007 included gains associated with the sale of certain equity securities deemed to have reached their full potential. Funds received were used to further diversify the investment portfolio. Realized gains in 2006 were largely due to the sale of the equity in one of our investee holdings.

NET EARNINGS (IN THOUSANDS)	2008	2007	2006
Underwriting income	$ 83,063	$155,765	$ 84,056
Net investment income	78,986	78,901	71,325
Net realized investment gains (losses)	(46,738)	28,966	31,045
Debt interest	(6,704)	(6,997)	(6,581)
Corporate expenses	(6,853)	(9,474)	(8,069)
Investee earnings	4,844	7,315	15,117
Pretax earnings	$106,598	$254,476	$186,893
Income tax	(27,922)	(78,609)	(52,254)
Net earnings	$ 78,676	$175,867	$134,639

Net earnings declined in 2008 after two consecutive years of record earnings. The results for 2008 included $24.0 million in hurricane losses and were negatively impacted by net realized investment losses. As discussed previously, in 2008, we recorded $46.7 million in net realized investment losses, primarily from other-than-temporarily impaired securities.

Underwriting income remained positive at $83.1 million, compared to $155.8 million in 2007 and $84.1 million in 2006. For each of these periods, the results were the product of disciplined underwriting in the current accident year, coupled with favorable development on prior accident years' reserves. In a soft market, as we have seen in the past several years, disciplined underwriting can result in a reduction in premium revenue. This discipline, however, can differentiate us from the broader market by ensuring more adequate pricing of both new and renewal business and serves to slow the pace of deterioration in underwriting results. Included in underwriting income for each of the last three years were the effects of favorable development on prior years' loss reserves. The more significant of these developments occurred in our casualty and surety segments, where loss trends have remained favorable. In 2008, we experienced $55.7 million in favorable development on prior accident years' casualty and surety reserves, compared to favorable development for these segments of $98.5 million in 2007 and $41.6 million in 2006.

Bonuses earned by executives, managers, and associates are predominately influenced by corporate performance (operating earnings and return on capital). Bonus and profit sharing-related expenses attributable to the aforementioned favorable reserve developments totaled $6.0 million, $9.9 million, and $3.5 million, respectively, for 2008, 2007, and 2006. These performance-related expenses affected policy acquisition, insurance operating, and general corporate expenses. Partially offsetting the 2008 increase were reductions in bonus and profit-sharing earned due to hurricane losses and lower returns on capital. Hurricane losses resulted in a $2.8 million reduction in bonus-related expenses. Realized and unrealized losses on investment securities reduced our return on capital and resulted in reductions to and/or elimination of other bonus and profit-sharing expenses in 2008. In addition, we focused efforts on reducing non-acquisition/non-production expenses in 2008, which served to further reduce other insurance expenses.

Over the past several years, we have invested in our capacity to produce premium. We have expanded our geographic footprint of existing products by adding underwriters and entering new markets, and we have hired teams of underwriters to start new products. As a result, our policy acquisition costs, which include the expenses associated with this expansion, increased in 2008 and 2007. We believe this investment has positioned us well to capitalize on future market opportunities.

Investee earnings declined in 2008 and 2007. Investee results for 2008 were impacted by foreign exchange losses and the economic slowdown experienced during the last half of the year. The decline in 2007 was due in large part to the fourth quarter 2006 sale of the equity in one of our investee holdings.

RLI INSURANCE GROUP

In general, we have experienced continued softening in the marketplace over the last several years. As reflected in the table below, premium writings were down in 2008 and 2007. Increased competition and capacity in the marketplace have resulted in rate declines in our casualty and property segments. Our largest growth contributor in 2006, general liability, experienced a rate decline of 12 percent in 2008, following a similar rate decline in 2007. While rates have declined, this product continued to produce underwriting income. On the property side, in addition to a decline in rates, targeted reductions in our catastrophe exposure resulted in reduced writings in 2008 and 2007, as we continued to manage our exposure to catastrophic events. In 2008 and 2007, we posted moderate growth in our surety segment as we added underwriters and expanded geographically.

Our underwriting income and combined ratios are displayed in the table that follows. Solid underwriting results for the casualty and surety segments were magnified by favorable development on prior accident years' loss reserves in each of the last three years. The property segment was impacted by hurricane losses in 2008, while 2007 and 2006 benefited from light hurricane seasons. Excluding hurricanes, loss frequency and severity declined in 2008 and 2007, particularly with respect to the discontinued construction program and reduction in habitational fire exposures, both of which negatively impacted results for 2006. The following table and narrative provide a more detailed look at individual segment performance over the last three years.

GROSS PREMIUMS WRITTEN (IN THOUSANDS)	2008	2007	2006
Casualty	$403,337	$462,591	$506,887
Property	200,794	206,041	225,610
Surety	77,038	70,702	66,516
Total	$681,169	$739,334	$799,013
UNDERWRITING INCOME (IN THOUSANDS)			
Casualty	$ 46,507	$101,863	$ 68,393
Property	15,813	30,569	4,988
Surety	20,743	23,333	10,675
Total	$ 83,063	$155,765	$ 84,056
COMBINED RATIO			
Casualty	85.2	70.3	80.4
Property	89.3	77.9	95.9
Surety	69.7	62.8	82.1
Total	84.2	71.4	84.1

Casualty

Casualty gross premiums written of $403.3 million were down 13 percent in 2008 following a decline of 9 percent in 2007 and 2 percent in 2006. Personal umbrella, executive products, and specialty program business experienced modest premium growth, while all other lines were down by varying degrees as marketplace conditions for this segment continued to soften. General liability, our largest product in this segment, experienced a rate decline of 12 percent in 2008, following rate declines of 12 percent in 2007 and 8 percent in 2006. General liability posted gross premiums written of $140.0 million, down 21 percent from 2007 and 28 percent from 2006. While rates have deteriorated, this coverage continued to sustain a good margin and profitable results. Transportation and commercial umbrella also sustained declines in gross premiums written in 2008, down 15 percent each, due to continued rate and exposure declines. Our personal umbrella coverage posted a 3 percent increase in gross premiums written in 2008, after posting a 5 percent increase in 2007. Executive products posted a 4 percent increase in gross premiums written in 2008, as the marketplace for this product improved during the last quarter of the year. Increased submission activity and opportunities to write new business resulted in increased production in the last quarter of the year. Specialty program business posted a 1 percent increase in gross premiums as new production sources and product offerings served to offset declines in existing programs that were scaled back. Despite competitive pressures in the casualty segment, we remained disciplined in writing only those accounts which we believe will provide adequate returns. The soft marketplace is likely to continue to challenge our ability to grow premium in this segment in 2009.

Underwriting income for the casualty segment was $46.5 million in 2008, compared to $101.9 million in 2007 and $68.4 million in 2006. These results translated into combined ratios of 85.2, 70.3, and 80.4, respectively for 2008, 2007, and 2006. Favorable development on prior accident years' loss reserves totaled $50.6 million, $87.4 million, and $40.0 million, respectively, for 2008, 2007, and 2006. This favorable emergence was concentrated in accident years 2002-2006, with the more recent years representing a larger portion of the release. In each of these years, actuarial studies indicated that cumulative experience attributable to some casualty coverages for mature accident years was considerably lower than the reserves booked, resulting in the release of reserves. The 2007 result was further impacted by a detailed analysis of recent favorable loss trends and reserve risk factors. This review resulted in certain refinements to our reserving methodologies. This and the increased stability in our business in more recent years diminished the needed level of carried reserves above the actuarial point estimate. Over half of the favorable prior years' loss development recorded in 2007 was the result of this detailed assessment and resulting reductions to our booked reserves.

Property

Gross premiums written in the property segment declined 3 percent in 2008 after posting a decline of 9 percent in 2007 and an increase of 28 percent in 2006. The decline in 2008 and 2007 was reflective of the softening marketplace for commercial property, impacted by two years (2006 and 2007) of benign hurricane activity. While the market experienced hurricane losses in 2008, we have not seen a significant increase in rates as capacity remains available. Softening rates for coastal wind-exposed risks, combined with increased competition for non-catastrophe exposed accounts, resulted in a reduction in premium writings in 2008 and 2007. In addition, targeted reductions in our catastrophe exposure to earthquake reduced property writings. Earthquake coverage premiums have dropped in each of the last three years as we focused on reducing our exposure. While still providing an adequate return, wind rates softened toward the end of 2006 and have remained soft through 2008. On a positive note, our marine division that was launched in 2005 posted gross writings of $61.4 million in 2008, compared to $45.3 million in 2007 and $28.7 million in 2006. In addition, facultative reinsurance added $4.8 million during 2008 in gross premiums written in its first full year of production.

Underwriting income was $15.8 million in 2008, compared to income of $30.6 million in 2007 and $5.0 million in 2006. Results for 2008 include $22.8 million in losses associated with hurricanes Gustav and Ike, which more than offset the improved loss performance of non-wind commercial fire accounts. Results for 2007 benefited from a benign hurricane season, a decline in losses from tornadoes and hail storms, as well as lower frequency and severity of commercial fire losses. Additionally, unlike 2006, the segment's results for 2008 and 2007 were not adversely affected by losses on discontinued construction coverages. In fact, results for 2008 include favorable development on prior years' construction reserves as losses developed better than anticipated. For 2006, although we experienced a light hurricane season, other catastrophe losses such as tornadoes and hailstorms, along with increased severity of commercial fire losses, served to hamper the segment's income. Favorable loss reserve development from prior years' hurricane reserves contributed $4.2 million to income in 2006. However, additional charges were incurred from the run-off of the previously exited construction coverage, which amounted to $13.7 million in 2006.

Surety

Surety gross premiums written increased in each of the last three years, as all coverages in this segment produced increases in 2008. Net premiums earned followed suit, improving by 9 percent in 2008, 6 percent in 2007, and 15 percent in 2006. Investment in capacity, through underwriter additions and geographic expansion, fueled premium growth in mature coverages. In addition, we established a new fidelity division in late 2008 focusing on fidelity and crime coverage for commercial insureds and select financial institutions. While these investments resulted in increased acquisition costs, loss ratios remained low, resulting in positive underwriting income.

Underwriting income totaled $20.7 million in 2008, compared to $23.3 million in 2007 and $10.7 million in 2006. After doubling for two consecutive years, underwriting income declined modestly in 2008, but represented excellent results for this segment. Premium growth was achieved while maintaining underwriting discipline. Positive results on the current accident year were amplified by favorable development on prior accident years. In 2008, favorable development on prior accident years' loss reserves totaled $5.1 million, compared to $11.1 million in 2007 and $1.6 million in 2006. The majority of development in 2008 was from the 2007 accident year, as loss trends continued to be favorable. For 2007, the majority of the favorable development was the result of our actuary's risk reassessment and reflection of significantly lower reserve risk, following continued favorable loss trends and further progress on the Commercial Money Center litigation.

NET INVESTMENT INCOME

During 2008, net investment income was flat. The average annual yields on our investments were as follows for 2008, 2007, and 2006:

NET INVESTMENT INCOME	2008	2007	2006
Pretax yield			
Taxable (on book value)	5.58%	5.46%	5.22%
Tax-exempt (on book value)	3.99%	4.07%	4.02%
Equities (on fair value)	3.81%	3.03%	2.78%
After-tax yield			
Taxable (on book value)	3.63%	3.55%	3.40%
Tax-exempt (on book value)	3.78%	3.85%	3.81%
Equities (on fair value)	3.27%	2.60%	2.39%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities are subject to our corporate tax rate of 35 percent, our tax-exempt municipal securities are subject to a tax rate of 5.3 percent, and our dividend income is generally subject to a tax rate of 14.2 percent. During 2008, the average after-tax yield on the fixed income portfolio remained at 3.7 percent, the same yield as 2007. During the year, we focused on purchasing high-quality fixed income investments, primarily in the 5-15 year range of the yield curve.

GENERAL CORPORATE EXPENSE

General corporate expenses tend to fluctuate relative to our executive compensation plan. Our compensation model measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. In 2008, the actual return was below the required return, resulting in no bonus earned on the current year and reductions to bonuses accrued but unpaid on prior years. In 2007 and 2006, we had generated earnings significantly above the required return, resulting in increased bonuses accrued.

INVESTEE EARNINGS

We maintain a 40 percent equity interest in Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2008, we recorded $4.8 million in earnings from this investment compared to $7.3 million in 2007 and $8.8 million in 2006. While sunglass sales advanced 7 percent in 2008 and 15 percent in 2007, costs associated with expansion efforts, foreign exchange losses, and the global economy affected earnings. In 2008, Maui Jim recorded over $5 million in foreign exchange loss and was negatively affected by the global economic slowdown. In 2007 and 2006, Maui Jim had recorded foreign exchange gains of $0.5 million and $1.9 million, respectively. In 2007, Maui Jim invested heavily in new sales and distribution offices (nationally and internationally), a new state-of-the-art Rx lab for prescription sunglasses, as well as new display programs and duty free and corporate gift channels across the world. In addition, the company recorded higher-than-normal expense associated with the discontinuance of some slow-moving styles and the replacement of temples on a specific product line.

In 2006, investee earnings included $6.3 million from our investment in Taylor, Bean & Whitaker Mortgage Corp. (TBW). In the fourth quarter of 2006, we sold our equity in TBW for $32.5 million, resulting in a pretax realized gain of $16.2 million.

OUTLOOK FOR 2009

The insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases ("hard markets") and price decreases ("soft markets"). It is expected that deteriorating industry results, the "financial meltdown" of 2008, and the economic recession that intensified in late 2008 will begin to have a moderating impact on the soft market that has been in existence for the past several years.

We expect to see premium growth in selected products in 2009 and underwriting income overall, absent any major catastrophe. Specific details regarding events in our insurance segments follow.

Casualty

We will maintain our profit-focused strategy and look to broaden our production sources and product offerings as a means to holding our market position in this segment. We do expect to see soft market pricing beginning to moderate as the year unfolds.

Continued rate declines will make it increasingly difficult to post underwriting profits. However, we look to our ability to continue to exercise underwriting discipline, and select quality risks to outperform the marketplace in 2009.

Property

We believe property pricing will start to flatten in the year ahead. We expect our marine business to grow moderately due to new product offerings and an increased focus on writing inland marine coverages. In addition, the recently launched facultative reinsurance product will be additive to premium in 2009. We expect the segment to produce underwriting income in 2009 absent any major catastrophes.

Surety

The surety segment, like our other segments, is expected to feel the pressure of the stressed economic situation. In 2008, we expanded our geographic footprint and added fidelity coverages. We expect premium growth to continue in 2009. Our experienced underwriting staff coupled with our effective use of technology point to continued profitability in 2009.

Investments

We anticipate further volatility in the capital markets in 2009. The underlying factors that drove equity prices higher, including earnings growth, ease of credit, leverage, etc., are under pressure going into 2009. Because of this, we have allowed our equity allocations to drift below our 20 percent target. We would expect our allocation to remain below our target unless market conditions improve.

The low interest rate environment will put pressure on our investment income as cash flow is invested at lower yields.

FORWARD LOOKING STATEMENTS

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our current expectations, beliefs, intentions, goals, or strategies regarding the future and are based on certain underlying assumptions by us. These forward looking statements generally include words such as "expect," "will," "should," "anticipate," and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development, and the impact thereof on our loss reserves, the adequacy of our reinsurance programs, developments in the securities market, and the impact on our investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those expressed in, or implied by, these forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties, and other factors listed from time to time in our Securities and Exchange Commission filings.

To view our comprehensive financial information, please refer to our 2008 RLI Corp. Financial Annual Report.

VISUAL REVIEW OF OPERATIONS

BOOK VALUE AND STOCK PRICE GROWTH

DOLLARS PER SHARE

Since 2003, book value has grown 34 percent and our stock price has risen 47 percent.



Stock price
Book value
41.57
24.64
49.87
27.12
56.42
31.17
56.79
34.95
61.16
32.98
04
05
06
07
08

SEGMENT PREMIUMS

DOLLARS IN MILLIONS

Overall gross premiums written decreased 8 percent in 2008, reflective of challenging market conditions.



Casualty
Property
Surety
506.9
225.6
66.5
462.6
206.0
70.7
403.3
200.8
77.0
06
07
08

DIVIDENDS PER SHARE

DOLLARS PER SHARE

In an environment where many are looking to cut their dividends, we have paid and increased dividends for 33 straight years, including 2008.



.51
.63
.75
.87
.99
04
05
06
07
08

SEGMENT PROFITS

DOLLARS IN MILLIONS

Our three segments generated $83.1 million in 2008 underwriting profit.



Casualty
Property
Surety
68.4
5.0
10.7
101.9
30.6
23.3
46.5
15.8
20.8
06
07
08

INSIDER OWNERSHIP

Seventeen percent of our stock is owned by RLI associates and other insiders.



- 83% Institutions & other public
- 17% ESOP & insiders

PREMIUM BY STATE

We operate in every state. Here are the top eight, by gross premiums written.



- 32% All other
- 19% California
- 16% New York
- 13% Florida
- 8% Texas
- 4% New Jersey
- 3% Illinois
- 3% Pennsylvania
- 2% Washington

INVESTMENT PORTFOLIO

In one of the worst financial markets in history, our diversified portfolio was down just 4.4 percent.



77% FIXED INCOME

- 27% Municipals
- 18% Agencies
- 17% Corporates
- 13% Mortgage-backed
- 1% Asset-backed
- 1% Treasuries

17% EQUITIES

- 14% Common stock
- 2% High-yield municipal fund
- 1% Preferred stock

6% SHORT TERM INVESTMENTS

VISUAL REVIEW OF OPERATIONS

COVERAGES	CUSTOMERS	COMPETITORS
Casualty Commercial automobile, commercial general liability, commercial umbrella/excess liability, directors and officers liability, employers indemnity, employment practices liability, fiduciary liability, home business owners, labor management trust, miscellaneous professional liability, motor truck cargo, personal umbrella liability, private and non-profit liability, products liability, and programs.	Our casualty insureds include habitational accounts, commercial contracting risks, small non-profits, multinational and national corporations, personal lines accounts such as personal umbrella customers nationwide, transportation fleets, and truck owners/operators.	Competitors vary by product, but generally include Travelers Insurance Company, Scottsdale Insurance, Lexington Insurance Company, General Star, Great West Casualty, AIG, CNA, and Chubb.
Property All risk, commercial property, commercial earthquake, difference in conditions, fire and associated perils, facultative reinsurance, homeowners insurance, inland marine, and marine cargo, hull, and other liabilities.	Our commercial property insureds include smaller business owners to large companies with a wide range of customers. Personal lines insureds involve Hawaii homeowners and renters, as well as home-based businesses nationwide. Marine insureds are shipping operations, including vessels and land facilities.	Competitors vary by product, but generally include Lexington Insurance Company, ARCH Insurance Company, Travelers Insurance Company, CNA, General Star, MOAC, AIG, and Fireman's Fund in commercial lines. Hawaii competitors include First Insurance Company.
Surety Commercial bonds, contract bonds, court bonds, federal bonds, fidelity bonds, license and permit bonds, notary bonds, energy-related bonds, probate bonds, and public official bonds.	Surety principals include individuals, contractors, small business owners, small to large corporations, and businesses operating in the energy, petrochemical, and refining industries.	Competitors vary by product, but generally include ACE, Safeco, CNA Surety, and Liberty Mutual

DISTRIBUTION CHANNELS | GROSS PREMIUMS WRITTEN | COMBINED RATIO

Distribution Channels

	Retail agent/broker	Wholesale broker	General agency
General liability		■	
Commercial and personal umbrella	■	■	■
Transportation	■		
Executive products	■	■	
Programs	■		■

Gross Premiums Written

	In millions	% change
General liability	$139.9	(21.1)
Commercial and personal umbrella	97.5	(4.6)
Transportation	55.4	(15.2)
Exec. products	55.1	4.4
Programs	33.7	1.1
Other	21.7	(31.3)
Total	**$403.3**	**(12.8)**

Combined Ratio

	Loss ratio	Exp ratio	Combined
2008	54.2	31.0	85.2
2007	39.6	30.7	70.3
2006	51.1	29.3	80.4
2005	50.6	29.4	80.0
2004	67.3	27.4	94.7

Distribution Channels

	Retail agent/broker	Wholesale broker	General agency
Commercial property		■	
Earthquake/DIC		■	
Marine	■	■	
Personal lines	■		■

Gross Premiums Written

	In millions	% change
Commercial property	$73.9	(9.5)
Earthquake/DIC	47.5	(26.1)
Marine	61.4	35.7
Other	18.0	21.8
Total	**$200.8**	**(2.5)**

Combined Ratio

	Loss ratio	Exp ratio	Combined
2008	50.4	38.9	89.3
2007	40.3	37.6	77.9
2006	56.0	39.9	95.9
2005	68.7	41.6	110.3
2004	42.6	36.6	79.2

Distribution Channels

	Retail agent/broker	Wholesale broker	General agency
Miscellaneous	■		
Energy	■		
Commercial	■		
Contract	■		
Fidelity	■	■	

Gross Premiums Written

	In millions	% change
Miscellaneous	$23.6	4.7
Energy	19.2	4.1
Commercial	20.1	11.4
Contract	13.5	15.5
Fidelity	0.6	-
Total	**$77.0**	**9.0**

Combined Ratio

	Loss ratio	Exp ratio	Combined
2008	4.8	64.9	69.7
2007	(1.3)	64.1	62.8
2006	17.3	64.8	82.1
2005	27.6	62.4	90.0
2004	38.5	61.7	100.2

CONSOLIDATED BALANCE SHEETS

In thousands, except per share data Years ended December 31	2008	2007
ASSETS		
Investments:		
Fixed income:		
Available-for-sale, at fair value (amortized cost – $1,236,676 in 2008 and $1,274,734 in 2007)	$1,224,215	$1,283,305
Held-to-maturity, at amortized cost (fair value – $41,421 in 2008 and $75,673 in 2007)	39,821	73,648
Trading, at fair value (amortized cost – $10,282 in 2008 and $15,350 in 2007)	10,020	15,413
Equity securities, available-for-sale, at fair value (cost – $251,283 in 2008 and $255,598 in 2007)	286,790	393,680
Short-term investments, at cost, which approximates fair value	97,982	73,731
Total investments	$1,658,828	1,839,777
Cash	–	–
Accrued investment income	17,226	18,296
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $14,740 in 2008 and $13,336 in 2007	92,149	105,937
Ceded unearned premiums	65,977	71,021
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $15,803 in 2008 and $18,877 in 2007	350,284	417,250
Deferred policy acquisition costs, net	78,520	78,882
Property and equipment, at cost, net of accumulated depreciation of $43,218 in 2008 and $40,509 in 2007	21,565	20,050
Income taxes – deferred	24,141	–
Investment in unconsolidated investees	38,697	38,162
Goodwill	26,214	26,214
Other assets	45,800	10,934
Total assets	$2,419,401	$2,626,523

CONTINUED

In thousands, except per share data	Years ended December 31	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Unpaid losses and settlement expenses		$1,159,311	$1,192,178
Unearned premiums		335,170	355,522
Reinsurance balances payable		30,224	38,273
Notes payable, short-term debt		–	27,975
Income taxes – deferred		–	25,042
Bonds payable, long-term debt		100,000	100,000
Accrued expenses		32,894	39,303
Other liabilities		53,648	73,808
Total liabilities		$1,711,247	$1,852,101
Shareholders' equity:			
Common stock ($1 par value, authorized 50,000,000 shares, issued 32,106,085 shares in 2008 and 31,869,596 shares in 2007)		32,106	31,870
Paid-in capital		196,989	192,446
Accumulated other comprehensive earnings net of tax		15,130	95,701
Retained earnings		807,195	749,767
Deferred compensation		8,312	7,980
Treasury stock, at cost (10,631,656 shares in 2008 and 9,714,456 shares in 2007)		(351,578)	(303,342)
Total shareholders' equity		708,154	774,422
Total liabilities and shareholders' equity		$2,419,401	$2,626,523

The summary financial statements are excerpted from the audited financial statements contained in the 2008 RLI Corp. Financial Annual Report.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

In thousands, except per share data — Years ended December 31	2008	2007	2006
Net premiums earned	$ 528,764	$ 544,478	$ 530,338
Net investment income	78,986	78,901	71,325
Net realized investment gains (losses)	(46,738)	28,966	31,045
Consolidated revenue	561,012	652,345	632,708
Losses and settlement expenses	247,174	190,868	256,889
Policy acquisition costs	163,320	155,610	145,776
Insurance operating expenses	35,207	42,235	43,617
Interest expense on debt	6,704	6,997	6,581
General corporate expenses	6,853	9,474	8,069
Total expenses	459,258	405,184	460,932
Equity in earnings of unconsolidated investees	4,844	7,315	15,117
Earnings before income taxes	106,598	254,476	186,893
Income tax expense (benefit):			
Current	33,721	75,551	59,942
Deferred	(5,799)	3,058	(7,688)
Income tax expense	27,922	78,609	52,254
Net earnings	$ 78,676	$ 175,867	$ 134,639
Other comprehensive earnings (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	$(111,152)	$ 9,339	$ 32,011
Less: Reclassification adjustment for losses (gains) included in net earnings	30,581	(18,783)	(9,651)
Other comprehensive earnings (loss)	(80,571)	(9,444)	22,360
Comprehensive earnings (loss)	$ (1,895)	$ 166,423	$ 156,999

CONTINUED

In thousands, except per share data	Years ended December 31	2008	2007	2006
Earnings per share:				
Basic – Net earnings per share		$ 3.65	$ 7.46	$ 5.40
Comprehensive earnings (loss) per share		$ (0.09)	$ 7.06	$ 6.30
Earnings per share:				
Diluted – Net earnings per share		$ 3.60	$ 7.30	$ 5.27
Comprehensive earnings (loss) per share		$ (0.09)	$ 6.91	$ 6.14
Weighted average number of common shares outstanding:				
Basic		21,540	23,574	24,918
Diluted		21,848	24,085	25,571

The summary financial statements are excerpted from the audited financial statements contained in the 2008 RLI Corp. Financial Annual Report.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except per share data — Years ended December 31	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	$ 78,676	$ 175,867	$ 134,639
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized investment losses (gains)	46,738	(28,966)	(31,045)
Depreciation	3,596	3,567	3,503
Other items, net	17,287	10,137	5,783
Change in: Accrued investment income	1,070	332	(1,654)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	13,788	20,084	873
Reinsurance balances payable	(8,049)	(16,702)	(12,480)
Ceded unearned premium	5,044	26,575	17,072
Reinsurance balances recoverable on unpaid losses	66,966	108,421	67,538
Deferred policy acquisition costs	362	(5,065)	(4,340)
Accounts payable and accrued expenses	(6,409)	4,613	3,005
Unpaid losses and settlement expenses	(32,867)	(126,599)	(13,089)
Unearned premiums	(20,352)	(32,289)	4,128
Income taxes: Current	2,163	(12,250)	6,823
Deferred	(5,799)	3,058	(7,688)
Stock option excess tax benefit	(4,929)	(2,042)	(2,930)
Changes in investment in unconsolidated investees: Undistributed earnings	(4,844)	(7,315)	(15,117)
Dividends received	3,960	5,940	16,500
Net loss (proceeds) from trading portfolio activity	4,933	(343)	254
Net cash provided by operating activities	$ 161,334	$ 127,023	$ 171,775

In thousands, except per share data — Years ended December 31	2008	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of: Fixed income, held-to-maturity	$ –	$ –	$ –
Fixed income, available-for-sale	(445,778)	(339,334)	(412,019)
Equity securities, available-for-sale	(123,415)	(101,332)	(139,462)
Short-term investments, net	(88,838)	–	(61,548)
Property and equipment	(6,002)	(4,456)	(4,590)
Note receivable	–	–	(5,000)
Proceeds from sale of: Fixed income, held to maturity	5,230	–	–
Fixed income, available-for-sale	143,074	99,360	231,385
Equity securities, available-for-sale	89,032	77,040	146,635
Short-term investments, net	–	18,926	–
Property and equipment	891	1,429	1,356
Investment in unconsolidated investee	–	–	32,499
Proceeds from call or maturity of: Fixed income, held-to-maturity	28,870	32,722	28,215
Fixed income, available-for-sale	327,462	199,427	117,204
Note receivable	–	9,500	2,000
Net cash used in investing activities	$ (69,474)	$ (6,718)	$ (63,325)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of short-term debt	54,017	80,619	35
Payment on short-term debt	(81,992)	(52,644)	(15,576)
Stock option excess tax benefit	4,929	2,042	2,930
Proceeds from stock option exercises	(150)	2,952	3,254
Treasury shares purchased	(47,904)	(133,268)	(81,069)
Cash dividends paid	(20,760)	(20,006)	(18,024)
Net cash used in financing activities	$ (91,860)	$(120,305)	$(108,450)
Net decrease in cash	–	–	–
Cash at beginning of year	–	–	–
Cash at end of year	$ –	$ –	$ –

The summary financial statements are excerpted from the audited financial statements contained in the 2008 RLI Corp. Financial Annual Report.

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2008.

In thousands, except per share data	2008	2007	2006	2005
OPERATING RESULTS				
Gross premiums written [1]	$ 681,169	739,334	799,013	756,012
Consolidated revenue	$ 561,012	652,345	632,708	569,302
Net earnings	$ 78,676	175,867	134,639	107,134
Comprehensive earnings (loss) [2]	$ (1,895)	166,423	156,999	83,902
Net cash provided from operating activities	$ 161,334	127,023	171,775	198,027
FINANCIAL CONDITION				
Total investments	$ 1,658,828	1,839,777	1,828,241	1,697,791
Total assets	$ 2,419,401	2,626,523	2,771,296	2,735,870
Unpaid losses and settlement expenses	$ 1,159,311	1,192,178	1,318,777	1,331,866
Total debt	$ 100,000	127,975	100,000	115,541
Total shareholders' equity	$ 708,154	774,422	756,520	692,941
Statutory surplus [3]	$ 678,041	752,004	746,905	690,547
SHARE INFORMATION				
Net earnings per share:				
Basic	$ 3.65	7.46	5.40	4.21
Diluted	$ 3.60	7.30	5.27	4.07
Comprehensive earnings (loss) per share: [2]				
Basic	$ (0.09)	7.06	6.30	3.30
Diluted	$ (0.09)	6.91	6.14	3.19
Cash dividends declared per share	$ 0.99	0.87	0.75	0.63
Book value per share	$ 32.98	34.95	31.17	27.12
Closing stock price	$ 61.16	56.79	56.42	49.87
Stock split				
Weighted average shares outstanding: [4] [7]				
Basic	21,540	23,574	24,918	25,459
Diluted	21,848	24,085	25,571	26,324
Common shares outstanding	21,474	22,155	24,273	25,551
OTHER NON-GAAP FINANCIAL INFORMATION [1]				
Net premiums written to statutory surplus [3]	76%	72%	74%	72%
GAAP combined ratio [5]	84.2	71.4	84.1	86.0
Statutory combined ratio [3] [5]	85.7	73.3	84.0	86.7

(1) See page 2-3 of the RLI Corp. Financial Annual Report for information regarding non-GAAP financial measures.

(2) See note 1.Q of the RLI Corp. Financial Annual Report.

(3) Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9 of the RLI Corp. Financial Annual Report, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(4) On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

2004	2003	2002	2001	2000	1999	1998
752,588	742,477	707,453	511,985	437,867	339,575	291,073
578,800	519,886	382,153	309,354	263,496	225,756	168,114
73,036	71,291	35,852	31,047	28,693	31,451	28,239
81,354	97,693	13,673	11,373	42,042	20,880	51,758
188,962	191,019	161,971	77,874	53,118	58,361	23,578
1,569,718	1,333,360	1,000,027	793,542	756,111	691,244	677,294
2,468,775	2,134,364	1,719,327	1,390,970	1,281,323	1,170,363	1,012,685
1,132,599	903,441	732,838	604,505	539,750	520,494	415,523
146,839	147,560[6]	54,356	77,239	78,763	78,397	39,644
623,661	554,134	456,555[4]	335,432	326,654	293,069	293,959
605,967[6]	546,586[6]	401,269[4]	289,997	309,945	286,247	314,484
2.90	2.84	1.80	1.58	1.46	1.55	1.34
2.80	2.76	1.75	1.55	1.44	1.54	1.33
3.23	3.89	0.69	0.58	2.14	1.03	2.46
3.12	3.78	0.67	0.57	2.11	1.02	2.43
0.51	0.40	0.35	0.32	0.30	0.28	0.26
24.64	22.02	18.50[4]	16.92	16.66	14.84	14.22
41.57	37.46	27.90	22.50	22.35	17.00	16.63
		200%[7]				125%
25,223	25,120	19,937	19,630	19,634	20,248	21,028
26,093	25,846	20,512	20,004	19,891	20,444	21,276
25,316	25,165	24,681	19,826	19,608	19,746	20,670
84%	87%	103%	109%	84%	79%	46%
92.2	92.0	95.6	97.2	94.8	91.2	88.2
93.8	93.1	92.4	95.8	95.8	90.1	88.4

(5) The GAAP and statutory combined ratios are impacted by favorable development on prior accident years' loss reserves. See note 6 of the RLI Corp. Financial Annual Report for further discussion.

(6) On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.

(7) On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retroactively stated to reflect this split.

SELECTED FINANCIAL GRAPHS

TOTAL ASSETS

DOLLARS IN MILLIONS

Our balance sheet remains strong. The decline in total assets in 2008 was largely due to recent economic conditions.



2,468.8
2,735.9
2,771.3
2,628.5
2,419.4
04
05
06
07
08

INVESTMENT INCOME

DOLLARS IN MILLIONS

Strong cash flows have driven consistent investment income growth.



54.1
61.6
71.3
78.9
79.0
04
05
06
07
08

SHAREHOLDERS' EQUITY

DOLLARS IN MILLIONS

Shareholders' equity has increased $85 million since 2003, while returning over $300 million in share repurchases and dividends to our shareholders.



623.7
692.9
756.5
774.4
708.2
04
05
06
07
08

NET EARNINGS PER SHARE

DOLLARS PER SHARE

Each share of our stock has generated $23.04 of diluted earnings since 2003.



2.80
4.07
5.27
7.30
3.60
04
05
06
07
08

CASH FLOWS FROM OPERATIONS

DOLLARS IN MILLIONS

As a company focused on underwriting profit, we have maintained an average of $169 million in cash flows since 2003.



189.0
198.0
171.8
127.0
161.3
04
05
06
07
08

OPERATING EARNINGS PER SHARE

DOLLARS PER SHARE

Operating earnings per share have risen 102 percent since 2003.



2.47
3.67
4.35
6.52
4.99
04
05
06
07
08

COMPANY LEADERS

EXECUTIVE TEAM (left to right, top to bottom)



1: RLI Corp.
2: RLI Insurance Company
3: Mt. Hawley Insurance Company
4: RLI Indemnity Company

Todd. W. Bryant, CPA, CPCU: Vice President, Controller (1, 2, 3, 4) · Industry experience: 15 years · Joined RLI in 1993 · Prior positions include chief accountant and AVP financial reporting. Promoted to current position in 2009.

Seth A. Davis, CFA, CIA, CPCU: Vice President, Internal Audit (2, 3, 4) · Industry experience: 13 yrs · Joined RLI in 2004. Prior position includes: manager, internal audit. Promoted to current position in 2005.

Carol J. Denzer: Vice President, Chief Information Officer (2, 3, 4) · Industry experience: 23 years · Joined RLI in 1987. Prior positions include: accounting and reinsurance, AVP and VP of reinsurance and catastrophe management. Promoted to current position in 2006.

Joseph E. Dondanville, CPA: Sr. Vice President, CFO (1, 2, 3, 4) Industry experience: 31 years · Joined RLI in 1984. · Prior positions include: chief accountant, controller and VP. Promoted to current position in 2002. Also serves as director of Maui Jim, Inc.

Donald J. Driscoll: Vice President, Claim (2, 3, 4) · Industry experience: 23 years · Joined RLI in 1996. · Prior positions include: director of coverage and casualty claims and AVP. Promoted to current position in 2000.

Jeffrey D. Fick: Vice President, Human Resources (1, 2, 3, 4) Industry experience: 4 years · Joined RLI in 2005 in current position.

Aaron H. Jacoby: Vice President, Corporate Development (1, 2, 3, 4) · Industry experience: 7 years · Joined RLI in 2001. · Prior position includes: director of corporate development. Promoted to current position in 2004.

Daniel O. Kennedy: Vice President, General Counsel (1, 2, 3, 4), Corporate Secretary (1) · Industry experience: 3 years · Joined RLI in 2006 in current position.

Craig W. Kliethermes, FCAS, MAAA, CPCU: Sr. Vice President, Risk Services (2, 3, 4) · Industry experience: 24 years · Joined RLI in 2006 · Prior position includes: VP of actuarial and risk services · Promoted to current position in 2009.

Jonathan E. Michael: President & CEO (1), Chairman & CEO (2, 3, 4) · Industry experience: 32 years · Joined RLI in 1982. Prior positions include: controller, vice president of finance and CFO, executive vice president, president and CEO/COO of principal insurance subsidiaries.

John E. Robison: Treasurer (1, 2, 3, 4) · Industry experience: 18 years · Joined RLI in 2004 in current position.

Michael J. Stone: President & COO (2, 3, 4) · Industry experience: 39 years · Joined RLI in 1996. · Prior positions include: vice president, claim; senior VP and executive VP. Promoted to current position in 2002.

BOARD OF DIRECTORS

Kaj Ahlmann (4,5): Director since 2009. Retired chairman, president and CEO of Employers Reinsurance Corporation, a division of GE. Currently operates a consulting business offering advice to financial services firms, including insurance companies. Director for the Deutsche Bank Advisory Council, Cyrus Re, the American Institute for Chartered Property Casualty Underwriters, and the Reinsurance Association of America.

Barbara R. Allen (1, 5): Director since 2006. Retired president of Proactive Partners, a division of Tennis Corporation of America. Former marketing and executive management leader with Quaker Oats Co. Former director for Lance, Inc., Maytag Corp., Tyson Foods, Converse, and Charthouse, Inc.

John T. Baily (2, 3): Director since 2003. Retired National Insurance Industry chairman and partner for Coopers & Lybrand LLP, now PricewaterhouseCoopers. President of Swiss Re Capital Partners 1999-2002. Current director of Endurance Specialty Holdings, Ltd., NYMAGIC, Inc., and Albright College.

Richard H. Blum (1, 5): Director since 2000. Previously chairman of AXIS Specialty U.S. Holdings, Inc. (Feb. 2002-Jan. 2006). Was senior advisor to Marsh & McLennan Companies, Inc. (MMC), a professional services firm in risk and insurance services, investment management, and consulting. Former director of MMC, vice chairman of J&H Marsh & McLennan, and chairman and CEO of Guy Carpenter & Company, Inc.

Jordan W. Graham (4, 5): Director since 2004. Managing director, North American business development with a division of Citigroup's corporate and investment bank. Former vice president of Cisco Systems, Inc.'s Services Industry Consulting, providing executive advisory and strategy consulting to insurance and financial services industries. Former director of Securitas Capital, LLC, which invested in insurance and risk related ventures. Current director of Technology Credit Union and ColdSpark, Inc.

Gerald I. Lenrow, Esq. (2, 3): Director since 1993. Former consultant to General Reinsurance Corp., a partner in Coopers & Lybrand LLP, now PricewaterhouseCoopers. In private law practice, providing consultation services to members of the insurance industry since 1999. Well-known authority on insurance, widely published, has spoken before most industry groups.

Charles M. Linke (3, 4): Director since 2003. Professor emeritus of finance at the Univ. of Illinois (Urbana-Champaign). CEO of Economics, Et Cetera, Inc., a financial economics consulting firm.

F. Lynn McPheeters (2, 3, 5): Director since 2000. Retired in Feb. 2005 as vice president and CFO of Caterpillar Inc. Held various finance positions, including corporate treasurer, before becoming a Caterpillar vice president in 1998. Member of the Southern Illinois Univ. College of Business and Administration's External Advisory Board, the Southern Illinois Univ. Foundation Board, and Director for Microlution, Inc., and Crosslink USA.

Jonathan E. Michael (4, 5): Director since 1997. President and CEO of RLI Corp. and chairman and CEO of its principal subsidiaries, member of PCI board of governors, and director of Maui Jim, Inc.

Gerald D. Stephens, CPCU (4): Director since 1965. Chairman of the board since 2001. Company founder, former president and CEO of RLI Corp. Director for the American Institute of CPCU. Serves as chairman of the board of Maui Jim, Inc. Former president of the National Society of CPCU.

Edward F. Sutkowski, Esq. (1, 4): Director since 1975. President of Sutkowski & Rhoads Ltd., a firm engaged in tax, wealth transfer, and ERISA law. Outside general counsel from 1975-2002. Adjunct professor at the Univ. of Illinois College of Law (1996-2008). Executive limited partner, Pfingsten Executive Fund III, L.P. Member, advisory committee, North American Sports Media, L.L.C.

Robert O. Viets, JD, CPA (1, 2): Director since 1993. President of ROV Consultants, LLC. Retired president and CEO of CILCORP Inc., a holding company whose principal subsidiary was a utility company. Director for Patriot Coal Corp. Former chair of the Bradley Univ. board of trustees.

1: Executive Resources Committee
2: Audit Committee
3: Nominating/Corporate Governance Committee
4: Finance and Investment Committee
5: Strategy Committee

FIELD OFFICERS

CASUALTY

David A. Dunn: President, RLI Transportation
Industry experience: 32 years (Atlanta, Ga.)

A. Quentin Orza II: Vice President, Executive Products Group
Industry experience: 32 years (Summit, N.J.)

Richard W. Quehl: Vice President,
RLI Specialty Markets, Personal & Commercial Lines
Industry experience: 39 years (Peoria, Ill.)

Paul J. Simoneau: Vice President, Casualty Brokerage
Industry experience: 31 years (Glastonbury, Conn.)

Leonard Waldenhauser IV: Vice President, RLI Design Professionals · Industry experience: 15 years (Philadelphia, Pa.)

PROPERTY

Kevin Brawley, CPCU, ARM, AMIM: President, RLI Re
Industry experience: 31 years (Stamford, Conn.)

Kevin McDonough: Vice President, West Coast Property
Industry experience: 27 years (Los Angeles, Calif.)

Robert J. Schauer: President, RLI Marine
Industry experience: 21 years (New York, N.Y.)

Jeffrey S. Wefer: Senior Vice President, E&S Property
Industry experience: 37 years (Chicago, Ill.)

SURETY

Michael D. Beranek: Vice President, RLI Fidelity
Industry experience: 17 years (New York, N.Y.)

Roy C. Die: Vice President, Surety
Industry experience: 21 years (Houston, Texas)

David C. Sandoz: Vice President, Surety
Industry experience: 32 years (Peoria, Ill.)

CLAIMS

Brian Casey: VP and Claim Counsel
Industry experience: 24 years (Greensboro, Ga.)

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 7, 2009, at our offices at 9025 N. Lindbergh Drive, Peoria, Ill.

TRADING AND DIVIDEND INFORMATION

	Closing Stock Price			Dividends
2008	High	Low	Ending	Declared
1st Quarter	$56.68	$48.48	$49.57	$.23
2nd Quarter	54.03	46.93	49.47	.25
3rd Quarter	66.61	44.64	62.09	.25
4th Quarter	62.38	46.71	61.16	.26

	Closing Stock Price			Dividends
2007	High	Low	Ending	Declared
1st Quarter	$58.38	$51.00	$54.93	$.20
2nd Quarter	58.11	54.79	55.95	.22
3rd Quarter	60.82	55.82	56.72	.22
4th Quarter	60.60	55.13	56.79	.23

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 33 consecutive years.

STOCK OWNERSHIP

December 31, 2008	Shares	%
Insiders	2,255,824	10.5
ESOP	1,476,635	6.9
Institutions & other public	17,741,970	82.6
Total outstanding	21,474,429	100.0

SHAREHOLDER INQUIRIES

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information, or address corrections should contact the transfer agent and registrar:

Wells Fargo Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 468-9716 or (651) 450-4064
Fax: (651) 450-4033
Email: stocktransfer@wellsfargo.com

DIVIDEND REINVESTMENT PLANS

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings, or money market accounts, send your request to the transfer agent and registrar.

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our website: 2008 summary annual report; 2008 financial annual report; 2009 proxy statement; 2008 annual report on form 10-K; code of conduct, corporate governance guidelines; and charters of the executive resources, audit, finance, and investment, strategy, and nominating/corporate governance committees of our board. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	A+ (Superior)	RLI Group
Standard & Poor's:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company
Moody's:	A2 (Good)	RLI Insurance Company
	A2 (Good)	Mt. Hawley Insurance Company
	A2 (Good)	RLI Indemnity Company

CONTACTING RLI

For investor relations requests and management's perspective on specific issues, contact John Robison, treasurer, at (309) 693-5846 or at john.robison@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.



THE ICON STANDING ATOP THE BUILDING PERSONIFIES RLI'S BRAND AND THE PROMISES OUR BRAND MAKES. AFFECTIONATELY NICKNAMED SONNY, THE FIGURE REPRESENTS AN RLI UNDERWRITER OR EMPLOYEE PROVIDING STRENGTH, STABILITY, AND EXPERTISE TO THE CUSTOMERS WE SERVE.

Elements of this illustration are featured throughout this annual report as well as in many other company communications. These elements represent the multitude of risks we are uniquely equipped to handle. As the unmistakable style of this illustration ties these elements together, so too does RLI's underwriting-focused business model tie together the many specialized, niche coverages we offer. At RLI, this is how *different works*.

RLI®

DIFFERENT WORKS

9025 N. Lindbergh Drive, Peoria, IL 61615-1431 T 309.692.1000, 800.331.4929 F 309.692.1068

www.rlicorp.com FP0309 3M